FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒              Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2011

April 2012

Certification of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The financial statements for the annual period ended 31 December 2011 have been prepared in accordance with the current accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)          The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 20 April 2012

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS

Board of Directors’ Annual Report

Board of Directors’ annual report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2011

Financial environment

In 2011, global economic activity slowed to an annual rate of 3,8%, from 5,2% in 2010, mainly due to growth deceleration in US and Japan. Specifically, the US economy slowed to 1,7%, from 3,0% in 2010 and the Japanese economy contracted by -0,7% from 4,4% in 2010, due to the disastrous Tohoku earthquake and the ensuing nuclear accident. The euro area’s economic growth rate declined by less compared with other major economies, to 1,5% in 2011, from 1,9% in 2010. In emerging economies, the growth rate was 6,2% in 2011, slightly lower than the 7,3% in 2010, affected negatively by the Arab Spring and growing outbursts of social unrest in North Africa and Middle East. The escalation of the sovereign debt crisis in August 2011 led to a substantial correction in global markets. However, positive US economic news, the European Central Bank’s (“ECB”) quick response to the sovereign debt crisis and improved global economic fundamentals as economic repercussions of the Tohoku disaster proved to be only limited, managed to stabilize global markets by the end of 2011.

Most central banks kept their monetary policy extremely loose during 2011. Specifically, in the US, the Fed completed the program of USD 600 billion of US Treasury purchases in June 2011, and in September 2011 initiated “Operation Twist”. The ECB initially increased its policy rate in mid-April and again in mid-July, by 25 bps each, to 1,50%, in order to stem inflationary pressures. However, the escalating sovereign debt crisis and mounting fears of deterioration in economic activity led the ECB to cut its policy rate to 1,00% by end-year. Moreover, the ECB reactivated, in August 2011, its Securities Markets Program, purchasing a cumulative €140 billion by end-year (reaching a total of €212 billion), and announced a new covered bond purchase program of €40 billion with a duration up to October 2012 and proceeded with the first (of two) 3-year unlimited liquidity-providing tenders to the banking system in December 2011.

The Greek economy continued to face unprecedented macroeconomic headwinds in 2011, as mounting uncertainty about the sustainability of Greek debt and the imposition of additional austerity measures to ameliorate slippages in the 2011 budget implementation amplified recessionary pressures, creating a self-reinforcing vicious cycle of weakening economic sentiment, declining liquidity and reduced private spending. This adverse spiral posed additional challenges to the fiscal adjustment effort by eroding the tax base and by increasing social spending needs. Nonetheless, the successful completion of the Private Sector Involvement (“PSI”) by early April 2012, in conjunction with the agreement on a new Program for economic support for Greece for the 2012-2015 period, are expected to mark the beginning of a period of gradual normalization of economic conditions, providing valuable breathing space to economic policy to speed up fiscal adjustment and growth-enhancing structural reforms. In the same vein, the PSI implies a significant decline of Greek debt burden - especially in a medium term horizon- as well as a sharp reduction in debt servicing needs through low interest rates and a substantial extension of the average debt maturity (from 10 to 30 years). The new Program also includes a comprehensive strategy for banking system recapitalization following PSI-related losses, as well as due to the detrimental impact of a prolonged recession on bank loan quality.

More specifically, almost two years after the launch of the original EU/ International Monetary Fund ( “IMF”) program for Greece in May 2010, macroeconomic challenges for the Greek economy remain sizeable. The contraction of GDP in 2011 reached 6,9% y-o-y in 2011 (in constant price terms), following declines in activity of 3,5% in 2010 and 3,2% in 2009. At the same time, the pace of fiscal adjustment has weakened, with the fiscal deficit registering a drop of about 1,5 pps to 9,3% of GDP (vs. an original adjustment target of 2,5 per cent of GDP and a 5 pp adjustment in 2010) as implementation delays and a deeper-than-initially-expected recession led to a slippage from revenue targets, which was only partly corrected through new revenue measures and tighter primary spending control in H2:2011.

Activity in 2011 was dragged down by: i) high uncertainty resulting from the European sovereign debt crisis with Greece as a focal point that fuelled a long drawn out debate about the country’s ability to serve its very high level of sovereign debt and reverse its accumulated competitiveness losses; ii) further tightening of domestic liquidity and credit conditions during 2011 as a result of continuing deposit contraction — which aside from coverage of financing needs of the private sector also reflected the re-emergence of capital flight and cash hoarding due to uncertainty — as well as rapidly deteriorating quality of private sector balance sheets; and iii) the impact from the implementation of about 6,5% of GDP of new austerity measures in 2011 (80% of which were implemented in H2:2011), following 7,0% of GDP of measures in 2010. Against this backdrop, domestic demand declined by an estimated 8,7% y-o-y in 2011, as both consumption and fixed investment posted large declines. Private consumption contracted by 7,0% y-o-y, in real terms, and fixed investment continued its freefall (declining by an estimated 19,5% y-o-y in 2011) declining to 15% of GDP from 22% in 2008. The continuing shrinkage of imports (-10,3%) and the recovery of the export sector (+1,8% y-o-y at constant prices) on the back of a strong tourist season and relatively strong manufacturing exports were the main drivers of an approximately 2.5 pp positive contribution of net exports to GDP growth in 2011.

Against this backdrop, labour market conditions deteriorated further, with the average unemployment rate for 2011 climbing to 17,3% (20,7% in Q4:2011 on the basis of LFS data) from 12,5% in 2010 and employment contracting by an unprecedented 6,6% y-o-y. The recession has also taken an increasing toll on the stock of private sector wealth with the peak-to-Q4:2011 decline in residential real estate valuations of 17,0% (Bank of Greece (“BoG”) data). In view of the continuing drop in household disposable income and the elevated tax burden on real estate, the absorption of the still sizeable stock of unsold houses in the Greek market is likely to require an additional correction of house valuations of about 10%, assuming a gradual normalization of liquidity conditions in H2:2012 and a bottoming-out of economic sentiment from the historically low levels of Q1:2012. Headline inflation pressures are dissipating, with CPI inflation slowing to +3,3% y-o-y, from +4,7% in 2010, while adjusted for the impact of tax increases and energy, average inflation was only +0,2% y-o-y in 2011.

The fiscal consolidation process has been facing increased headwinds, with the 2011 General Government deficit declining by about 1,5 pps to the vicinity of 9% of GDP, following a fiscal adjustment of 5,0 pps in 2010. The revenue side has underperformed, due to the deepening recession (domestic demand has contracted by 6,2% y-o-y, in nominal terms), as well as to implementation shortfalls (especially regarding the timely completion of a comprehensive strategy against tax evasion and the provision of convincing signals to the markets regarding progress with structural reforms).

Greece has proceeded successfully with the biggest sovereign debt restructuring process in history following the agreement by a very high portion of investors (over 95%) to participate voluntarily in the debt exchange. The revamped Greek debt restructuring strategy under the PSI — described by the agreement by EU leaders on 26 October 2011 — imposed deep haircuts on private debt holders (53,5% of the face value), while €30 billion was available upfront for incentives to participants in the form of 1-year & 2-year European Financial Stability Facility (“EFSF”) paper and the remainder covered with the issuance of new long term Greek bonds (with an average maturity of 20 years). The PSI creates debt relief of about €105 billion, directly reducing Greece’s net debt burden by 25% - 30% of GDP and it is accompanied by a reduction of the effective average cost of Greek debt servicing to approximately 3,4% in the 2012-2014, from about 5% in 2011, through reduced coupons on new bonds and more favourable terms on official financing. In this vein, the debt exchange lays the ground for a sustainable reduction of Greek debt to below 120% of GDP by 2020, and below 90% by 2030 (from 165% in 2011), with the expected debt trajectory being relatively robust even under more adverse macroeconomic conditions or outcomes of the program’s measures, compared with the baseline projections of the program.

The new Program provides a comprehensive and binding blueprint for returning the public finances and the economy of Greece to a sustainable footing and safeguarding financial stability in Greece and in the euro area as a whole. The strategy is primarily based on spending-side measures — so as to return to a primary surplus of 1,8% of GDP in 2013, which will reach 4,5% of GDP for the period 2014-2020 — and a timely and decisive implementation of growth enhancing structural reforms which are the cornerstones of the Program.

The adjustment process will also be based on a successful completion of an ambitious privatization agenda, which is adapted to the current juncture and the impact of recession on asset valuations. Similarly, the aggressive structural reform agenda includes measures to increase fiscal efficiency (e.g. a new modern Tax law), strengthen Greece’s institutional capacity (including an enhanced level of technical assistance by the EU even at a ministry level) and improve efficiency of labour market and product and service markets, in order to promote competitiveness, employment and sustainable growth.

Significant progress has already been made in Q1:2012, regarding the implementation of crucial spending side measures as well as labour market reforms. The 22% reduction of the minimum wage, a further reduction of the sub-minimum wage for new entrants to the market, in conjunction with a significant transformation of the structure and terms of sectoral wage agreements, lay the ground for a far more flexible labour market structure which will support competitiveness and brake the high pace of employment contraction in the economy. Nevertheless, these measures are likely to accentuate near-term recessionary pressures by further eroding households’ disposable income and thus, increasing fiscal adjustment challenges.

The Greek banking system remained under immense pressure in 2011, due to the deepening economic recession, the fiscal consolidation measures and soaring unemployment. These dramatic developments have had a severe impact on borrowers, as they find it increasingly difficult to meet their financial obligations. The significant pool of provisions accumulated in the first years of the financial crisis has provided a substantial shield against credit risk for Greek banks. However, only once BlackRock Solutions have completed their diagnostic tests of the Greek banking system will the full ramifications of the economic crisis on asset quality be fully mapped out.

Extreme economic uncertainty and the decline in business activity led to a distrust of the Greek Banking system and a persistent reduction in deposits by €40 billion in 2011 and by almost €80 billion over the course of the past two years. This largely reflects the increase in cash obligations of Greek households and businesses that have had to channel funds toward higher taxes and emergency levies, aggravated by the fact that households have seen their income levels shrink.

One of the key structural problems of the Greek economy—the size of the public debt—has had a direct and crucial impact on the capital position of Greek financial institutions, since they hold large amounts of Greek Government bonds (approximately €45 billion). The impact of the sovereign debt haircut already started to become apparent in Greek banks’ Q3:2011 results, while the completion of the PSI bond exchange by April 2012 will certainly increase the need for capital injections. However, the new Program incorporates a provision for these capital needs of €48 billion.

The uncertainty that haunted the financial sector also meant that consolidation efforts (through mergers) failed to gain any pace, despite the fact that under the current circumstances moves of this kind would not only help to shield banks from the crisis but also enhance the economy’s competitiveness.

In 2011, the macroeconomic picture in South Eastern Europe — 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) and Turkey was mixed.

In SEE-5, growth recovered only slightly, due to subdued domestic demand, and external imbalances receded further; however, the banking sector performance remained weak. Domestic demand remained subdued in SEE-5, reflecting, inter alia, tight incomes and fiscal policy, and weak credit activity, on the back of limited financing of the primarily foreign-owned banking sector by parent banks and bank tight credit standards due to deteriorating asset quality. As a result, real GDP growth in SEE-5 is estimated to have reached 2,3% in 2011 after 2 consecutive years of negative growth, while the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued. Against this backdrop of weak growth, the profitability of the banking sector in SEE-5 weakened further but remained in the black. Profitability was also hampered by an environment of scarce and more expensive external financing, which led, in some countries, to a “deposit war”, and subdued credit activity, reflecting bank efforts to contain the deteriorating asset quality (with the non-performing loans — NPL — ratio around 15% - 16%) and protect their capital.

In contrast, in Turkey, growth remained impressive, on the back of buoyant domestic demand, and the banking sector performance remained robust; however, external imbalances worsened. Domestic demand growth remained in double digits in Turkey, supported, inter alia, by increasing capital inflows, in line with the easing of the global financial crisis, and strong credit activity, reflecting the banking sector strong deposit base and the improvement in bank asset quality. As a result, real GDP growth remained impressively high at 8,3%, following a rebound to 9% in 2010, from -4,8% in 2009. However, the current account deficit, the “Achilles heel” of this economy, widened markedly to the unsustainable level of 9,8% of GDP in 2011 from 6,3% in 2010 and 2,3% in 2009, financed by strong short-term inflows (large portfolio inflows and the repatriation of bank and non-bank residents’ assets held abroad). In this environment of strong growth, the profitability of the Turkish banking sector remained impressive, in contrast to SEE-5, with the return on equity standing at 15,5% in FY: 2011, benefiting from very strong credit activity (31,4% y-o-y in December 2011), despite the authorities’ efforts to contain it to 20%-25%, and improving bank asset quality, with the NPL ratio reaching a low of 2,7% in December 2011.

Within this adverse environment and backed by long-standing experience in crisis management over the 170 years in which the Greek State and the Bank have worked together, the Bank has taken decisive steps to fortify its position and protect its depositors: it has reduced its operating expenses, increased provisions for loan losses, and strengthened its capital base through measures taken both before and during the crisis.

Anticipated developments (risk and uncertainties)

A new bout of economic uncertainty could arise during 2012 from further escalation in the ongoing euro area sovereign debt crisis. Following the ECB’s measures to inject liquidity to the banking system and improve the functioning of the euro area sovereign bond markets, there is significant progress in avoiding a severe deterioration in the outlook of the euro area economy. However, crucial downside risks remain unresolved, as the ability of the euro area periphery to deliver on the targeted fiscal austerity and implement the necessary structural changes is largely uncertain. In addition, there is ongoing concern as regards the need to sustain the political and social cohesion among the euro area members, and more importantly between the core and the periphery, in light of the continued divergence in their respective economic performance. Another factor of uncertainty is the surge in oil prices, which stems from rising geopolitical tensions in Iran, the Middle East and the North Africa region (Brent crude oil price has increased by 13% y-o-y to USD 119 per barrel average price in Q1:2012, from USD 105 per barrel average price in Q1:2011). Finally, a potential hard landing of the Chinese economy in the aftermath of a possible burst of a credit and property prices bubble could create another downside risk factor for the global economy in 2012. On the upside, an imminent comprehensive response by political leaders to the euro area sovereign debt crisis, as well as a better-than-expected performance by the US and emerging economies could suggest positive developments, boosting global economic activity in 2012.

As regards economic prospects of the Greek economy, it is expected that activity will continue on a downward trend in 2012, declining by a further 4,5%-5,0% y-o-y, dragged down by the additional fiscal policy tightening and further reductions in private and public sector wages and pensions, still high uncertainty and an unfavourable terms of trade shock related to high oil prices. In this respect, labour market conditions will deteriorate further. At the same time, the support from the exporting sector and especially tourism will be lower compared with 2011 mainly due to the weaker outlook of euro area economies.

On the positive side, the beneficial impact from the activation of the new financing Program on economic confidence, the adequate coverage of banking sector’s capital and liquidity needs envisaged by the program, a compelling and effective implementation of the ambitious agenda of structural reforms, in conjunction with a convincing acceleration of fiscal consolidation effort and increasing inflows of EU and EIB funds, could support an improvement in the economic environment in H2:2012, although the turning point for economic activity in Greece is delayed to 2013.

The ongoing austerity measures and the consequent persistence of the recession in 2012 will continue to exert intense pressure on banking activities. The impact of the Greek Government bond exchange and the need to repair the dented capital structure of Greek banks will mean that initiatives must be taken to recapitalize. These factors will, in all likelihood, lead to the emergence of a new banking scene.

In light of the Greek sovereign debt crisis and the consequent implementation of the PSI program, which will place substantial strain on the capital base of Greek banks, NBG has planned and is already applying a capital restructuring plan that aims at restoring its Core Tier I Capital to the minimum threshold set by the European Banking Authority (EBA) and the new Program. The Bank’s primary objective is to continue to live up to its long-standing institutional role and make a key contribution to the arduous task of reconstructing the Greek economy.

In 2012, the macroeconomic performance in SEE-5 and Turkey is set to deteriorate, in line with the ongoing global slowdown and its spillover into domestic demand, as well as a tighter policy mix and less favourable domestic and external credit conditions. In both SEE-5 and Turkey, external and domestic demands are expected to recede and tight liquidity conditions are set to weaken credit activity.

In SEE-5, parent European banks are expected to continue their “soft” deleveraging, due to increasing pressures on their capital positions at home, reducing further the funding to their subsidiaries and making credit activity dependent on domestic deposit collection. In Turkey, credit activity should lose steam not only due to the tightening of the monetary policy stance (started in December 2011 to contain depreciation pressures on the domestic currency and avoid an overheating of the economy), but also to the weaker banking sector liquidity, following 6 consecutive years of strong credit growth (28% per year), which led the loan-to-deposit ratio to 97% in December 2011 from 61% in December 2005.

As a result, real GDP growth is expected to moderate slightly to 1,3% in SEE-5 from an estimated 2,3% in 2011, moving further away from its potential of 3,5% and moderate markedly in Turkey to a 3-year low of 1% from an estimated 8,3% in 2011, well below its potential of 4%.

In these deteriorating operating environments, the profitability of the banking sector should weaken in SEE-5 and Turkey, hampered, inter alia, by narrowing net interest margins, reflecting higher cost funding and higher provisions for increasing bad loans.

The macroeconomic and banking sector performance will likely be worse than expected in 2012, should the euro area sovereign debt problems escalate and global oil prices surge (with the average Brent price surpassing our forecast of USD 115 per barrel), due to increasing tensions in the Middle East.

Greek economy crisis

Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group. Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.

In addition, during 2011 the Bank has relied on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

Article 47 of Law 2190/1920 requires that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest,  the entity may be liquidated.

At 31 December, 2011, the Group’s capital adequacy ratio was below the minimum threshold of 8% (negative 2,6%). The amount required for the restoration of the capital adequacy ratio to 8% is estimated by the BoG at €6,9 billion.

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors have considered the following main factors in concluding that the Group and the Bank can continue to operate for the foreseeable future:

•                  The Group’s and the Bank’s funding and capital plans for the next twelve months from the date of approval of these accounts assume continuing reliance on and the continuation of these measures. These plans have been shared with the BoG.

•                  The recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the IMF, the European Central Bank and the European Union (collectively referred to as the “Troika”) along with a specific sequencing of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  The main features of this Program are:

a)     All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks’ capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario.

b)    From 1 January 2012 until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than 9%.

c)     The BoG, with the support of external consultants, is undertaking a comprehensive assessment of the banks’ capital needs and viability. This assessment will be based on a stress-test exercise built, inter alia, on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with BoG comments by end-April 2012.

d)    Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market, prior to 30 September 2012. Residual capital needs will be met from public support from the Hellenic Financial Stability Fund (the “HFSF”) through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

e)     The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the banks’ total capital needs (to be defined in a separate law).

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)    Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)   The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

In fact, on 20 April 2012, the HFSF in its letter to the Bank stated that the BoG on 19 April 2012 replied to HFSF the following:

a)              The Bank is evaluated as viable

b)             The Bank submitted a business plan which includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable

c)              The amount required for the restoration of the capital adequacy ratio to the minimum 8%, determined to €6,9 billion

d)             The HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of L.3864/2010 up to the amount that has been determined by the BoG and is adequate to restore the Group’s capital adequacy ratio i.e. €6,9 billion.

In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of €6,9 billion.  Furthermore, the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

Private Sector Involvement (“PSI”)

At the European Summit on 26 October 2011, the Heads of States of Eurozone agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform program for the Greek economy, supporting growth, the PSI should secure the reduction of the Greek debt to GDP ratio to 120% by 2020.

The Group participated in the exchange of the Greek government bonds (“GGB”). The key terms of the bonds exchange where the investors accept a 53,5% haircut on the nominal value, are as follows:

•             Receipt of EFSF bonds with total nominal value 15% of the nominal amount of the exchanged bonds, half of which mature in 12 months and half in 24 months.

•             Receipt of new bonds (the “New GGBs”) with the following characteristics:

•                  Issuer: Hellenic Republic

•                  Nominal value: 31,5% of the nominal amount of the exchanged bonds

•                  Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

•                  Coupon rate: 2,0% per annum for payment dates in 2013 - 2015, 3,0% per annum for payment dates in 2016 - 2020, 3,65% per annum for payment date 2021 and 4,3% per annum for payment dates in 2022 and thereafter.

•             Receipt of detachable GDP-linked securities issued by the Hellenic Republic (the “GDP-linked Securities”) with a notional amount equal to the face amount of the New GGBs received. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic’s nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

•             Any accrued and unpaid interest (including additional amounts, if any) on the exchanged bonds will be paid with 6-month securities issued by the EFSF.

•             The New GGBs and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

The total impairment of GGB before tax amounted to €11,8 billion for the Group and €10,6 billion for the Bank.

Impairment in goodwill and investments

The Group adopted value in use (“VIU”) tests for Cash Generating Units. The assessment indicated that the goodwill relating to the acquisition of Vojvodjanska Banka is impaired by €100 million. Additionally, the Group fully impaired the goodwill relating to National Securities S.A. and to NBG Leasing IFN S.A. of €13,4 million and €6,7 million respectively.

Finally, the Bank recognized an impairment charge of €658,5 million in 2011 related to cost of investment in subsidiaries and associates, mainly in Ethniki Hellenic General Insurance of €395,4 million, due to the impact of the PSI on the subsidiary’s financial position, in Vojvodjanska Banka of €186,7 million and in other subsidiaries of €76,4 million.

Financial Results

For full-year 2011, the loss attributable to NBG Equity shareholders was €12.344,0 million. If losses of €10.750,2 million (net of the tax benefit recognised) stemming from the Bank’s involvement in the Greek sovereign debt exchange programme (PSI), the write-downs in claims on the Greek Government not included in PSI, and other extraordinary write-downs and impairments totalling €1.305,3 million net of tax, are taken into account, the loss attributable to NBG Equity shareholders would have been €288,5 million.

In response to this difficult period for the Greek economy, the Group has implemented a series of measures designed to bring its business model in line with current economic circumstances. Specifically, we have strengthened our capital position through a €1 billion share capital raising in December 2011, the issue of redeemable preference shares (taken up in full by the Hellenic Republic), and the buyback of covered bonds and hybrid securities in January 2012 which created a profit of €301,6 million; we have increased the allowances for impairment of loans and receivables; and we have made significant reductions in our operating expenses.

Our cost-cutting efforts deserve special note: Personnel expenses in Greece on a comparable basis, before the one-off €169,9 million provision for the employees statutory retirement indemnity (“SRI”), decreased by 8% yoy. General expenses and depreciation decreased by 9% yoy. Similarly operating expenses in SE Europe1 decreased by 3% over the same period. Operating expenses Group-wide were €2.370,8 million (before the impact of the one-off €169,9 million provision for employees SRI), a decline by 6% yoy, primarily due to the drastic reduction in operating expenses in Greece.

Following the signing of the new financial stability programme for Greece, the climate of uncertainty has begun to recede, leading to deposit growth of almost €1 billion in the period of 6 March to 4 April 2012 for the Bank. The trust that depositors have in NBG is reflected in the fact that we have gained market share in all deposit categories (savings deposits 34,1%, time deposits 15,6%, and sight deposits 22%). Despite the drastic reduction in deposits and the sharp fall in economic activity, total lending in Greece has declined by just 3,5% on an annual basis.

The effective implementation of our strategy to enhance the liquidity of the Group’s subsidiaries abroad is underscored by the 22% increase in deposits in Turkey and the stabilization of deposits in SE Europe, within a harsh economic environment.

At the end of 2011, the loan-to-deposit ratio for the Group as a whole stood at the robust levels of 109%, and 106% for Greece in particular, despite the cumulative 30% decline in deposits in Greece since the end of 2009.

Bond write-downs under the sovereign debt exchange programme (PSI)

Our 2011 loss attributable to NBG Equity shareholders were burdened by write-downs in our Greek Government bond holdings in the amount of €10.750,2 million net of the tax benefit recognised (or €11.783,3 million before tax). This loss stems from the Group’s involvement in PSI, the debt exchange programme for Greek Government bonds and other eligible securities. The nominal value of the bonds held by the Group and included in the exchange programme amounted to €14.750,7 million.

The implementation of PSI led the Bank to write down claims on the Greek Government not included in PSI by an amount of €752,7 million before tax. These claims include loans guaranteed by the Hellenic Republic and other claims.

The escalation of the economic crisis in Greece leads to increases in delinquencies

The economic climate in Greece continues to be severely stressed (GDP down by 7,5% in Q4.2011), thus leading to deterioration in the quality of banks’ loan books.

The Group’s ratio of +90 dpd to total loans stood at 12,8%. In Greece, the ratio stood at 13,8% compared with 8,5% in 2010. On the other hand, in Turkey, which continued to post healthy economic growth, the +90 dpd ratio declined to 4,8%, from 5,9% in 2010. The slow recovery in SE Europe, held back by the ongoing euro area crisis, had an adverse impact on loan book quality in the region.

1  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Provisions for loans and advances to customers in 2011 persisted at high levels, €2.664,5 million, creating a balance of allowances for impairment on loans and advances to customers of €7,1 billion. As a result of the Group’s conservative provisions policy, the +90 dpd coverage ratio remained at 56%, before, of course, taking into consideration the various forms of associated collateral.

Finansbank: Strong profitability combined with dynamic growth

In 2011, the profit for the period of Finansbank declined by 8% yoy to TL 849 million (€365 million).

The strength of the Turkish economy engenders expectations for further enhanced growth of Finansbank. Specifically:

•    In 2011, net interest income in Turkey remained unchanged at its high 2010 level, at TL 2.106 million (€906 million) amid ongoing market-wide spread narrowing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of income such as that from securities.

•    The 16% yoy growth in operating costs mainly reflects expenses resulting from high inflation and Finansbank’s network expansion programme, which increased the number of branches by +4% yoy to over 520 branches by the end of 2011. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio for 2011 stood at the low level of 52%.

In 2011, Finansbank’s total lending amounted to TL 36,8 billion (€15,1 billion), up +16% yoy. Despite the growth in lending activity, the Finansbank’s Capital Adequacy Ratio (“CAR”) stood at the strong level of 17,6%, the highest among its peers. Retail lending continues to be the key driver behind Finansbank’s growth dynamic, moving upwards at an impressive rate (+19% yoy). Total retail lending in 2011 amounted to TL 20,3 billion (€8,3 billion). In addition, Finansbank’s business lending in 2011 totalled TL 16,5 billion (€6,8 billion), posting year-on-year growth of +12%, reflecting the general improved business climate in the country.

In 2011, +90 dpd loans declined further to 4,8% of the total loan book, down by 103 bps yoy. Moreover, the provision cost moved downward by over 100 bps, with the coverage ratio remaining high, at over 75%.

As a result of the Finansbank’s strategy to widen its deposit base, strong growth was also posted by deposits, which grew by an impressive +22% yoy. At the end of 2011, the Finansbank’s loan-to-deposit ratio stood at a record low of 113%.

Underscoring the confidence that it enjoys among investors, in 2011 Finansbank successfully completed the issue of a bond worth USD 500 million, as well as a syndicated loan, also worth USD 500 million.

SE Europe: Marginal profitability despite the harsh economic climate

Profit for the period from the Group’s SE Europe operations in 2011 totalled €3 million, compared with €75 million in 2010, as deleveraging continued and led to a reduction in net interest income. Despite the 3% reduction in operating expenses, which pursued a downward course for the second year running, pre-provision profit declined by 37% to €174 million, compared with €275 million in 2010.

Total lending in SE Europe fell by 10% yoy to €6,9 billion, enabling the Group to improve its loan-to-deposit ratio in SE Europe by 16 bps yoy.

Asset quality in SE Europe continues to labour under the negative macroeconomic environment, with the provision charge remaining at high levels in 2011 (2,6%).

Strengthening our capital base

In the context of actions designed to fortify the Bank’s capital position, in December 2011 we raised €1 billion through the issue of redeemable preference shares that were taken up in full by the Hellenic Republic. Further, in January 2012 we announced a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Bank in the past. This move enabled the Bank to strengthen substantially its Core Tier I capital (by €301,6 million).

The Group’s total CAR, following the losses arising from PSI and other write-downs was negative 2,6%, but backed by the positive impact of the tender offer just outlined and, above all, the state guarantee of a capital injection of €6,9 billion from the Financial Stability Fund, the Total CAR stands at 8,3%.

Significant events for the year 2011

Capital strengthening and management

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved the share capital increase by €1 billion through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the detail provision of Law 3723/2008 regarding Hellenic Republic’s Bank Support plan.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each in favour of the Greek State.

Participation in Hellenic Republic’s Bank Support Plan — Pillar II

During 2011, under the government-guaranteed borrowings facility, the Bank increased its participation in the second pillar of Law 3723/2008 “Hellenic Republic’s Bank Support Plan”, by issuing, on 7 June 2011, €1.925,0 million Floating Rates Notes due in June 2014, bearing interest at a rate of three-month Euribor plus 1.200 bps, payable on a quarterly basis.

Furthermore, on 20 December 2011 and 23 December 2011, the Bank repurchased Notes of amount €907 million (€700 million and €207 million, respectively) related to the Floating Rates Notes of €1.345,0 million issued on 4 May 2010 and due in May 2013 (bearing interest at a rate of three-month Euribor plus 500 bps payable on a quarterly basis) that were held by third parties and included in the Group’s and the Bank’s debt securities in issue.

Wholesale funding

On 12 December 2008, a Special Purpose Entity called Revolver 2008 — 1Plc issued €1.500,0 million Secured Floating Rate Notes class A, and €268,9 million Secured Floating Rate Notes class B which were backed by consumer loans and credit card accounts. On 28 February 2011, €500 million class A notes were cancelled and the interest was changed from one month-Euribor plus 30 bps to fixed 2,6% per annum on the class A notes and from one-month Euribor plus 60 bps to fixed 2,9% per annum on the class B notes.

On 6 May 2011, the Bank issued the 5th series of covered bonds of €1,5 billion, under its €15 billion covered bonds program (Program II) established on 21 June 2010, due in September 2013 (with an additional ten-year extension option) secured by residential mortgage loans. The bonds pay interest quarterly at the ECB’s refinancing rate plus a margin of 230 bps.

On 6 May 2011, the Bank issued the 6th series of covered bonds of €1,3 billion, under its €15 billion covered bonds program (Program II) established on 21 June 2010, due in September 2014 (with an additional ten-year extension option) secured by residential mortgage loans. The bonds pay interest quarterly at the ECB’s refinancing rate plus a margin of 250 bps.

Furthermore, the Bank, in 2011, has cancelled the following issues under the covered bond Program I of €10 billion (established on 26 November 2008):

Series number	Issue date	Cancellation date	Original nominal amount	Cancelled amount in million €
1st Series	28 November 2008	6 May 2011	€1 billion	650,0
2nd Series	28 November 2008	6 May 2011	€1 billion	800,0
5th Series	11 May 2010	6 May 2011	€1 billion	350,0
2nd Series	28 November 2008	2 June 2011	€1 billion	150,0
1st Series	28 November 2008	20 June 2011	€1 billion	300,0
5th Series	11 May 2010	20 June 2011	€1 billion	650,0
1st Series	28 November 2008	3 August 2011	€1 billion	50,0	(1)
2nd Series	28 November 2008	3 August 2011	€1 billion	50,0	(1)

(1)Repurchase and cancellation of €50 million covered bonds, as these issues were sold on 1 September 2009 to institutional investors and presented within “Debt securities in issue” in the Financial Statements.

On 20 September 2011, a Special Purpose Entity called Spiti Plc issued €1.500,0 million class A and €249,5 million class B Asset Backed Floating Rate Notes, which were backed by residential mortgages.

On 23 September 2011, a Special Purpose Entity called Autokinito Plc issued €400,0 million class A and €96,5 million class B Asset Backed Floating Rate Notes, which were backed by auto loans.

On 23 September 2011, a Special Purpose Entity called Agorazo Plc issued €1.250,0 million class A and €412,8 million class B Asset Backed Floating Rate Notes, which were backed by consumer loans.

Senior and Subordinated issuance and Other borrowed funds

On 11 May 2011, Finansbank issued USD 500,0 million Senior Unsecured Notes due in May 2016, bearing a fixed rate interest at 5,5%, payable on a semi-annually basis. As of 31 December 2011, an amount of USD 3,0 million was held by the Group.

On 2 November 2011, Finansbank issued TL 150,0 million Fixed Rate Bonds due in April 2012, bearing a fixed rate interest at 10,66%, payable upon maturity together with capital. As of 31 December 2011, an amount of TL 34,8 million was held by the Group.

On 30 November 2011, Finansbank issued TL 200,0 million Fixed Rate Bonds due in May 2012, bearing a fixed rate interest at 10,45%, payable upon maturity together with capital. As of 31 December 2011, an amount of TL 37,0 million was held by the Group.

On 2 December 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333,0 million and €352,0 million with a one year maturity which was amended on 30 November 2011. The dual tranche amounts of USD 333,0 million and €352,0 million were replaced with USD 220,5 million bearing interest rate at Libor plus 0,7% due in November 2012, payable on a quarterly basis and €210,6 million bearing interest rate at Libor plus 0,7% due in November 2012, payable on a quarterly basis, respectively.

On 24 March 2011, Finansbank’s (via a special purpose entity) Fixed Rates Notes of USD 110,0 million, issued on 24 March 2006, were redeemed.

On 13 April 2011, Finansbank’s TL 300 million of credit card secured loan, issued on 31 March 2006, was redeemed.

On 20 June 2011, the Bank proceeded in the repurchase of the entire issue of JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes will mature in June 2035, however they could be redeemed at the option of the Bank in or after June 2015.

Acquisitions, disposals and other capital transactions

On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount of €544,9 million related to waive of debt from Credit Suisse A.G. An amount of €775,6 million (being the proportionate share of the carrying amount of the net assets of CPT Investments Ltd attributed to non-controlling interests) has been deducted from non —controlling interests.  The difference of €187,8 million between the decrease in the non-controlling interests and the consideration paid has been recognized directly in the Group’s equity as follows: amount of €38,1 million has been debited to the “Available for sale securities” reserve and amount of €225,9 million has been credited to retained earnings. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011. The merger was completed on 25 November 2011.

On 19 September 2011, the Bank established in UK the Special Purpose Entity SPITI PLC, for the purposes of mortgage loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011, the Bank established in UK the Special Purpose Entity AGORAZO PLC, for the purposes of consumer loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011, the Bank established in UK the Special Purpose Entity AUTOKINITO PLC, for the purposes of car loans securitization, in which the Bank has a beneficial interest.

On 12 December 2011, following the Finansbank’s Board of Directors decision of 4 August 2011, the share capital of the Finansbank was increased by TL 120 million (TL 116,3 million in cash and TL 3,7 million by capitalization of reserves). The cash contribution by the Group amounted to TL 110,3 million and was covered by the reinvestment of the dividend received.

In December 2011, the liquidation of ETEBA Bulgaria AD was completed.

During 2011, Finansbank disposed of 20,88% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5,0 million.  After this transaction the Group owns 54,56% of the entity while the retained earnings and the non-controlling interests have been increased by €0,6 million and €1,5 million respectively.

Events after the reporting period

On 3 January 2012, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd and for the €1.500 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10 billion covered bonds program).

On 31 January 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

On 24 February 2012, the Bank issued €3.000 million Fixed Rate Notes maturing on 24 May 2012, bearing a 13% coupon payable quarterly in arrears.

Following the issue of Law 4046/2012, the Group participated in the Offer to exchange its eligible GGBs under the terms issued by the Greek Ministry of Finance. The exchange of GGBs under the Greek law has been completed on the 12 March 2012, while the exchange of GGBs under the foreign law is expected to be completed within April 2012.  The GGBs exchanged, are subject to a haircut of 53,5% on their nominal value. The Offer is considered as an adjusting event after the reporting date. As a result, the Group and the Bank recognized an impairment loss in the annual financial statements for year ended 31 December 2011.

On 9 March and 11 April 2012, the Bank proceeded with the redemption of covered bonds of €170 million and €70 million respectively, related to the 4th series under its second covered bond program.

On 15 March  2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million.

On 20 March  2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank has been assigned to assume the total deposits amounting to €325 million, of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos.  NBG will undertake only the deposits of the said banks and no other assets or liabilities thereof.

On 20 April 2012, the HFSF announced to the Bank, that according to the BoG:

•      the Bank is evaluated as viable,

•      the Bank’s business plan for the implementation of the capital actions required is evaluated as viable and reliable,

•      the amount required for the restoration of the capital adequacy ratio to the minimum 8%, is determined to €6,9 billion, and

•      the HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of Law 3864/2010 up to the amount that has been determined and is adequate to restore the Group’s capital adequacy.

Furthermore the HFSF will cover any amount of unsubscribed share capital and/or the convertible bonds and this commitment is valid up to 30 September 2012.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Since 1 January 2008, the Bank is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which amounts to 71,1% of its risk weighted total loan portfolio at solo basis.  At the same time, the implementation of the “Basel II” program at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  Most of the ongoing “Basel II” projects concern the Bank’s financial sector subsidiaries and are being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with the Bank or a Bank’s subsidiary.  For all facilities, the Group employs credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

•             The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•             The use of credit risk mitigation techniques (such as collateral and guarantees);

•             The estimation of risk adjusted pricing for most products and services.

Market risk

To effectively measure market risk, i.e. the risk of loss attributed to adverse changes in market factors such as foreign exchange rates, interest rates, equity and equity index prices and prices of derivative products, the Group applies a Value at Risk (VaR) methodology to all its Trading and Available for Sale (AFS) positions in all currencies.

The Group has established a framework of VaR limits in order to control and efficiently manage the market risk to which it is exposed. The limits refer to both individual types of risk (interest rate, foreign exchange and equity risk) and to the total market risk of the portfolio.

Additionally, the Group performs back testing on a daily basis in order to assess the predictive power of its VaR model. Supplementary to the VaR model, the Group conducts stress testing on a weekly basis on both the Trading and the Available for Sale portfolios, based on specific scenarios.

Operational risk

The Group, acknowledging the importance of operational risk, has since 2006 established and maintained a firm wide and effective, high quality framework for its management. Based on that, it developed and implemented in 2009 a new software application (Algorithmics OpVar system).

During 2011:

•             The OpVar application was successfully implemented in a number of subsidiaries, in order to enhance the Group’s Operational Risk Management Framework (ORMF)

•             The Bank’s Operational Risk Subdivision organized a training session for the Operational Risk personnel of Banca Romaneasca, United Bulgarian Bank, Stopanska Banka, Banka Vojvodjanska, NBG Cyprus, National Securities and NBG Asset Management that implemented the new software application

•             It also organized a training seminar on ORMF as well as on OpVar for the newly appointed Operational Risk Correspondents

•             The Bank implemented the annual cycle of its ORMF on all Group entities that use the new software application. This ORMF cycle consisted of:

•                  The identification, assessment and monitoring of operational risks (Risk Control Self Assessment);

•                  The determination of Action Plans for their mitigation;

•                  The definition and monitoring of Key Risk Indicators;

•                  The collection of operational risk loss events.

•             A number of Structured Scenario Analysis workshops for the identification of potential high severity risks took place for a second consecutive year throughout the Bank

Finally the Bank, aiming at the prospective adoption of an Advanced Measurement Approach for the calculation of its operational risk capital charges both on a solo as well as on a consolidated basis, is developing an internal model for the quantification of its operational risk.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•             The analysis of re-pricing and liquidity gaps arising from its balance sheet structure;

•             The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

•             The broadening and diversification of its liquidity sources;

•             The maintenance of adequate stock of liquid assets;

•             The establishment of relevant limits.

Financial instruments

In order to provide a hedge for the interest rate risk arising from positions in fixed rate Greek government bonds, the Group enters into future contracts on short, medium and long-term German government bonds.

Additionally, the Group is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.

Own shares

Following the Bank’s decision to participate in the Hellenic Republic’s Bank Support Plan and pursuant the provisions of Law 3723/2008 and article 28 of Law 3756/2009, the Bank is not allowed to repurchase its own shares, as long as it participates in this program.

During 2011, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 41.381.705 and disposed of 42.062.422 of the Bank’s shares at the amount of €168,1 million and €172,8 million respectively. On 31 December 2011, the Bank did not hold any own shares, while National Securities S.A., held 62.972 own shares corresponding to 0,01% of the Bank’s ordinary share capital with a cost of €0,1 million.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables, payables and letters of guarantee must be also disclosed separately.

All related party transactions between the Group companies are conducted within usual business practice at an arm’s length and are approved by the authorized management members.

Group and Bank transactions with members of the Board of Directors and Management for 2011

(€ ‘000)	Group	Bank
Total compensation	15.243	8.060
Loans	26.188	25.562
Deposits	10.912	5.113
Letters of Guarantee	161	160

Intercompany transactions as of 31.12.2011 — Bank

Subsidiaries

(€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National Securities S.A.	44	68.812	3.301	1.674	40.001
Ethniki Kefalaiou S.A.	—	359.012	—	13.718	22.017
NBG Asset Management Mutual Funds S.A.	4.131	5.380	5.591	228	—
Ethniki Leasing S.A.	629.129	20.602	15.211	1.238	464.464
NBG Property Services S.A.	—	690	—	196	8
Pronomiouhos S.A. Genikon Apothikon Hellados	894	16.658	1.917	1.949	—
NBG Greek Fund Ltd	—	5.271	—	179	—
NBG Bancassurance S.A.	655	5.443	3.110	342	19
The South African Bank of Athens Ltd (S.A.B.A.)	44.608	109	701	—	—
National Bank of Greece (Cyprus) Ltd	3.099.156	453.847	53.550	15.951	322.111
NBG Management Services Ltd	78.819	—	27	—	21.208
Stopanska Banka A.D.-Skopje	45.223	17.301	1.733	120	2.048
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	490.856	1.890	8.641	167	400.000
NBG International Ltd	—	670	—	3	—
NBG Finance Plc	—	837.248	—	48.995	—
Interlease E.A.D., Sofia	308.905	251	13.880	—	—
NBG Securities Romania S.A.	—	40	—	52	—
NBG Asset Management Luxembourg S.A.	—	8.839	—	322	—
Innovative Ventures S.A. (I-Ven)	—	2.000	—	—	—
NBG Funding Ltd	—	327.185	—	5.448	—
Banca Romaneasca S.A.	678.972	8.241	22.663	7.184	192.500
Ethniki Hellenic General Insurance S.A.(Group)	411.835	979.829	7.843	44.488	4.369
ASTIR Palace Vouliagmenis S.A.	25.627	6.670	1.551	467	4.051
Grand Hotel Summer Palace S.A.	2.362	2	82	8	—
NBG Training Center S.A.	879	540	131	747	—
Ethnodata S.A.	10	12.880	68	12.226	—
KADMOS S.A.	—	48	—	—	—
DIONYSOS S.A.	—	29	—	—	—
EKTENEPOL Construction Company S.A.	12	690	13	10	722
Mortgage, Touristic PROTYPOS S.A.	—	150	—	—	—
Hellenic Touristic Constructions S.A.	—	3	—	—	—
Ethnoplan S.A.	—	—	24	2.830	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.541	231	—	—	—
NBGI Private Equity Funds	213.275	840	426	5	93.273
NBG International Holdings B.V.	104.682	7.221	4.564	23	—
NBG Leasing IFN S.A.	140.589	37	6.679	—	—
Finansbank A.S. (Group)	1.073.313	1.105	39.705	—	95.487
Vojvodjanska Banka A.D. Novi Sad	21.913	5.357	1.120	545	57.614
NBG Leasing d.o.o. Belgrade	48.438	69	1.991	—	8.000
CPT Investments Ltd	230.901	262.191	3.003	14.207	—
NBG Finance (Dollar) Plc	—	73.871	—	2.052	—
NBG Finance (Sterling) Plc	—	121.739	—	5.460	—
NBG Bank Malta Ltd	521.886	81.252	9.365	2.425	—
Ethniki Factors S.A.	34.738	1.253	2.973	1.984	194.194
NBG Pangaea Reic	—	95.843	1	70.728	1.341.726
Total	8.215.393	3.791.339	209.864	255.971	3.263.812

Associates

(€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
Planet S.A.	2.412	97	198	—	1.682
Social Securities Funds Management S.A.	—	4.735	—	168	—
Larco S.A.	132	1.050	278	3	13.219
Eviop Tempo S.A.	—	1	—	—	—
Teiresias S.A.	25	1.424	40	1.230	—
Pyrrichos Real Estate S.A.	—	—	23	—	—
Aktor Facility Management S.A.	1	629	7	1.482	—
Bantas A.S. (Cash transfers and Security Services)	311	522	77	46	—
UBB Chartis Insurance Company A.D.	184	2.860	553	2.192	—
UBB Alico Life Insurance Company A.D.	767	3.213	413	3.178	—
Total	3.832	14.531	1.589	8.299	14.901
Total intercompany transactions	8.219.225	3.805.870	211.453	264.270	3.278.713

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2011, amounted to €413,7 million and €413,6 million respectively.

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2011, amounted to €116,0 million and €40,9 million respectively.

The Auditors

The Board of Directors’ Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a prerequisite for the sustainable growth of the organization, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

NBG, standing by its commitments, continued in 2011 within its strategic framework its wide ranging community actions, attaining targets that were formulated to achieve economic prosperity, support actions designed to foster environmentally friendly growth, enhance the quality of its workforce and the services offered to its customers, and contribute to the community in which it conducts its business.

Below are listed some of the key CSR actions carried out by the Bank:

•             With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis. Specifically:

•                  In the area of SME financing, the Bank continued to provide its support to healthy firms that are nevertheless labouring under the impact of the domestic financial crisis. In the case of SMEs that are struggling to service their financial obligations, the Bank seeks to reschedule their debts under favourable terms and conditions. Despite the extremely adverse business climate, the Bank’s branches, working closely with the Division responsible for SME loans, succeeded in providing support to SMEs by channelling, through new disbursements, a total of €290 million to the market. In addition, some 6.600 customers facing difficulties due to the financial crisis were given the option to renegotiate their debts under particularly favourable terms (total outstanding debts rescheduled under this scheme amounted to €771 million).

•                  In its endeavour to enhance the competitiveness of Greek SMEs, NBG secured its participation in the first round of the EU funding initiative JEREMIE, which has been launched jointly with the European Investment Fund and concerns co-funded loans. These loans are intended to provide financing to small and micro enterprises that employ up to 50 individuals.

•             With a view to creating value for the Bank, and for its employees through the enhancement of knowledge, competences and behaviours, 549 training sessions were carried out where attendance levels reached 10.567 (of which 6.150 participations entailed intra-company training sessions, 210 in seminars run by external providers and 4.207 in seminars of various forms e.g. e-learning, internet, etc.) registering 173.901 training man-hours and a total investment of €3,8 million.

•             In the context of the implementation of its Environmental Policy and Environmental Management Program, the Bank carried out the following actions:

•                  The rollout of NBG’s internal secure Electronic Mail System has been completed in all but one of the Bank’s central services. The Electronic Mail System has been enriched with various new functions (transmission of private and confidential documents, link to email system and to fax server etc).

•                  The Project to Revise NBG’s Policy Regarding Printing and Dispatch of Bank Statements and Correspondence to Customers was continued. The project aims at reducing operating costs, rationalizing printing and saving natural resources (paper).

•                  Recycling programs were implemented with the participation of employees. For example, 404 tonnes of paper, 6.036 kg of small and large batteries, approximately 95 tonnes of electronic and electrical equipment were recycled. In addition, 739 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. Moreover, 23 tonnes of UPS equipment were withdrawn. All these recycling programs were implemented in cooperation with licensed contractors.

•                  5 new distance-learning programs for employees were introduced (distance e-learning, e-book, e-learning) bringing the total number of such programs on offer to 12. Employees participation in these programs increased by 57,98%.

•                  As part of its Environmental Management System, the Bank appointed environmental management officers and their deputies in all of the Bank’s Units (administrative units and branch network). Through the intranet communication channel and the staff newsletter “Leading Ahead” the Bank briefed and enhanced awareness among employees of issues relating to environmental management.

•             As an additional measure aiming at reducing travel and commuting by the Bank’s staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking.

•             Despite the extremely adverse economic climate NBG stood by its commitment to social support continuing its tradition of contributing to the community. Accordingly, in 2011 it implemented a sponsorship program amounting to approximately €14,3 million. The Bank supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank and via its funding of the activities of the NBG Cultural Foundation (MIET) and its Historical Archives.  The core lines of action focus on the Community, Environment and Cultural Heritage.

Community

Society

•                  Grant towards covering the full cost of procuring the Drug Prescription System (software and hardware). The full deployment of the System in all the social security funds supports the goal of fiscal rationalization, transparency and reduction of excess spending, thus significantly contributing to the sustainability of the social security agencies.

•                  Construction of a new surgical wing at Evangelismos Hospital (a sponsorship program running over several years); Drafting of final architectural plans and commencement of first-stage construction works.

•                  Programs fostering social solidarity.

•                  Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•                  Supporting social groups and individuals.

•                  Science-Research-Training

•                  Participation through sponsorship in the development of digital training programs.

•                  Sponsorship for awards, scholarships and research programs.

•                  Support for scientific work, predominately in the form of sponsoring conferences that cover the whole spectrum of sciences.

•                  Sponsorship for the publication of books and special editions.

•                  Sports

•                  Sponsorship for the National Gymnastics Association, as well as sponsorship for individual athletes as they prepare to participate in world championships and the forthcoming Olympic Games.

•                  Participation through sponsorship in the World Sport Event “Special Olympics Athens 2011”

Cultural Heritage

Culture — History — Art

•                  Supporting actions and events that involve music, visual and performing arts.

•                  Sponsoring the preservation and showcasing of the historical and cultural heritage, the preservation and restoration of monuments and the sponsoring of archaeological excavations.

•                  Sponsorship support for initiatives involving publications of cultural and historical interest.

•                  Miscellaneous

•                  Support for publications, conferences and other events dealing with investment and financial issues.

Environment

Reflecting its deep concern for ecological issues the Bank

•                  supported the work of bodies that are involved in environmental preservation and sustainable development actions

•                  supported environmental training programs

•                  participated in the rehabilitation of ecosystems in regions of Greece devastated by fire

•                  contributed to actions designed to support biodiversity

•             The Bank, within the scope of its Environmental Policy, launched in 2011 the following green banking products, which contribute to environmental protection:

•                  Loan for participation in the “Energy-Saving at Home” program, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A.) (former TEMPME), with the total number of loan approvals amounting to 7.133 in 2011.

•                  “Green Loan”: a loan granted under favourable terms for financing the purchase and installation of energy-saving products.

•                  Loan for the installation of Photovoltaic Systems in homes.

•                  “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•                  DELOS “Green Energy” Mutual Fund.

•                  “NBG Socially Responsible International Fund SICAV”.

•             The Bank participates in the JESSICA Program (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank.  The total assets under management for the Program amount to €83,3 million.

•             For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects amounting to €274,5 million.

Awards and Distinctions

In recognition of its ongoing endeavour to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2011.

•             NBG was honoured for the fourth consecutive year coming first in the “Best Bank — 2011” category at the “Hrima Business Awards 2011 — Georgios Ouzounis”.

•             Award for our CSR Report 2010: For the fourth consecutive year, the University of the Aegean assessed the annual CSR Reports published by 40 Greek businesses representing the full range of economic activity in the country. Following the assessment, NBG was presented with an award gaining third place in the final rating (alongside two other businesses) with a score of 43%. This is the best score given to a financial sector business since the award was set up by the University of the Aegean.

•             Within the context of “BRAVO 2011, an Open Debate on Sustainable Growth”, the Bank’s 2010 CSR Report received special commendation, as one of the best 5 companies in Greece amongst 32 participants, in the following categories:

•                  Best materiality

•                  Best stakeholder inclusiveness

•                  Best environmental performance

•                  Best working conditions & practices approach

•                  Best market approach

•                  Best balanced approach to financial, social and environmental issues

The BRAVO awards, organized for the second year in succession by the non-profit Quality Net Foundation, a Network of Responsible Corporations and Active Citizens, aims at encouraging awareness among participating organizations about the need to systematically record the financial, social and environmental impact of their activities, so as to develop a fundamental tool to promote transparency in matters of sustainable growth.

•             “Marketing Excellence Awards”: NBG was awarded first prize in the Customer Relationship Management category for its “Alerting — Customer Update System”. The awards were hosted by the Greek Institute of Marketing (EIM) of the Hellenic Management Association (EEDE) with the scientific support of the Greek Academy of Marketing. The goal of these awards is to showcase companies that have achieved exceptional performance in the application of integrated and effective marketing programs. This is the third prize in succession awarded to NBG within the context of the “Marketing Excellence Awards”. NBG had previously received two awards in 2009, one for the Development of New Services and one for the Management of Customer Relations.

•             Award for the Bank’s Investor Relations:  The Investor Relations Division of NBG was voted as “Best Investor Relations by a Greek Company 2011” according to the annual European Investor Relations rankings of IR Magazine. These results form part of a pan-European perception study, to which over 730 portfolio managers and analysts contributed. IR Magazine’s award comes as an addition to other “Best IR in Greece” awards by IR Magazine and Institutional Investor magazine for the years 2007, 2008 and 2009.

•             NBG receives top prize in “Famous Brands 2011” survey: For the fifth year in succession, NBG was named the top banking brand in Greece in 2011 according to the results of the “Famous Brands 2011” survey carried out by the Reputation Management Institute in collaboration with the international Reputation Institute. The survey was carried out on a representative sample of the population (1,022 individuals). Consumers were asked to choose the companies with the best reputation in each of the 33 product categories in the survey.

•             StatBank 2011 Outward oriented Leaders Award: NBG was awarded by StatBank the “Outward oriented Leaders” prize for being the Greek based financial institution with the greatest number of overseas branches during 2010.

Dividend policy

In accordance with article l, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with par. l9 of Law 3965/2011 (Government Gazette No 113-18/5/2011), for the year 2010, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

On 23 June 2011, the Annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative, non-voting redeemable preference shares and the ordinary shares.

Corporate governance

Introduction

In accordance with article 43a, section 3(d) of the Law 2190/1920, as amended by Law 3873/2010 which incorporates the Directive 2006/46/EU into the Greek Law, the Bank includes into the annual Board of Directors’ Report a specific section referring to the Corporate Governance Statement. In accordance with the abovementioned article, the Bank’s Corporate Governance Statement includes the following sections:

•             NBG’s Corporate Governance Code

•             NBG’s Corporate Governance Practices over and above the legal requirements

•             General Meeting of Shareholders and Shareholders’ rights

•             Board of Directors and other management, administrative and supervisory Bodies

•             Internal Control System and management of risks relating to the process of financial statements preparation

The required by section 3(d) information referring to the public offers for acquisitions is included into the separate section of the Board of Directors’ Report, namely the Supplementary Report to the Annual General Meeting of the Shareholders.

NBG’s Corporate Governance Code

The Bank’s corporate governance framework is aligned with the requirements of the Greek legislation, the decrees of the Hellenic Republic Capital Market Commission (HCMC) and the Bank’s Articles of Association and regulations. The Bank, being listed on the NY Stock Exchange (NYSE), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission (“SEC”) decrees and the NYSE regulations.

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and the governance of the Bank and the Group. The Corporate Governance Code, which was adopted by the Bank’s Board in March 2011, results from the provisions of the corporate governance framework and specifically defines:

•             The purpose, key duties and responsibilities of the Board

•             The structure and modus operandi of the Board and the Board Committees

•             The process for the performance evaluation of the Board

•             The required qualifications and independence criteria of the Directors

•             Directors’ orientation and continuing education

•             The Directors’ election process

•             The Directors’ rights and obligations

•             Potential conflict of interest situations

•             The approval and disclosure of Director’s compensation

•             Relations with the Bank’s Shareholders

The Bank, remaining abreast of the international developments in corporate governance issues, continuously updates its corporate governance framework and consistently applies the principles and rules dictated by the Corporate Governance Code, focusing on the long-term protection of the interests of its depositors and customers, shareholders and investors, employees and other stakeholders.

The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with the Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the progress of developing a high level Chart of Authorities and Responsibilities of the Management at a Group level, which is expected to be adopted by the Board in 2012. Delay is due to the extraordinary market conditions in the Greek banking system during 2011. Furthermore, this reason coupled with a very limited tenure of the 3 out of 4 executive Board members, who were appointed at the end of the year 2010, has not allowed for the annual evaluation of executive Board members by the non executive members. Moreover, in the period from December 2011 to January 2012, the Board performed assessment of its effectiveness which was conducted with the support of external advisor. The key results and the improvement recommendations were presented to the Chairman and the Board. The Chairman has adopted action plan for the implementation of improvements within 2012.

The Corporate Governance Code has been posted on the Bank’s website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

NBG’s Corporate Governance Practices

Corporate Governance describes the principles and regulations that govern the relations among the Bank’s Shareholders, Management and stakeholders. The Bank aims at attaining corporate governance excellence, enhancing its risk management framework, complying with the national and international legal and regulatory framework and being aligned to the international best banking standards. Hence, the Bank has adopted, in addition to the Corporate Governance Code, a number of corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors’ Nomination Policy

As dictated by international best practices for the nomination of Directors in such a way as to ensure meritocracy and the increase of the long-term share value, the nomination responsibility has been assigned to the Board’s Corporate Governance and Nominations Committee. This Committee has been entrusted with the evaluation of the Board’s needs as well as with the identification of those characteristics that warrant the best composition profile for the Board, as per the Directors’ Nomination Policy. Upon recommendation of the Committee, the Board approves the Committee’s recommended nominations and submits a relevant proposal to the General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

The Directors’ Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Board (meeting no. 1379/29.05.09).

Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, and preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

The Conflict of Interest Policy assigns specific roles and responsibilities to the Chief Executive Officer, the Board, the Audit Committee and the Group Compliance Division with respect to its implementation and monitoring. The Policy is aligned to the Bank’s Articles of Association, the Code of Ethics and the Corporate Governance Code. A summary of the main provisions of the Policy has already been included in the Corporate Governance Statement included in the Annual Report for the year 2010 (available on the Bank’s website www.nbg.gr (section: The Bank / Investor Relations / Annual Reports and Info Memorandums / 2010).

Code of Ethics

On November 26, 2006, the Bank’s Board approved a Group Code of Ethics (the “Code of Ethics”), which sets out the core principles and values underlying its internal regulations and policy and the conduct of its employees.

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national and international legislation which, accordingly, concern employees throughout the Bank and its Group.

The Code of Ethics applies to the entire Management and employees of the Bank and the Group, including Independent Associates and Consultants.

The Code of Ethics has been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Insurance Cover for members of the Board of Directors of the Group companies

According to the Corporate Governance Code, the Directors have the right to a full insurance coverage against legal or other risks related to their duties within the Bank. Accordingly, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank arising from negligence, error or oversight by Executives and employees and damages arising from fraud, including electronic fraud.

Code of Ethics for Financial Professionals

The Bank’s Board, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

•             The executive members of the NBG Board, the Chief Financial Officer, the Deputy Chief Financial Officer and the Finance Manager

•             The executive members of the Board and the Chief Financial Officer or Financial Manager of each Group entity

•             All employees being responsible for preparing the financial statements and recording the financial results of any Group entity

•             All employees who are responsible for investor relations.

The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and understandable, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals has been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Whistle blowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and the decrees of SEC as well as the relevant provisions of the Bank of Greece Governor’s Act 2577/09.03.2006, as currently in force, has implemented a Whistle blowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank’s and the Group’s Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations.

These reports are directly received by the Bank’s Audit Committee, which ensures they are kept confidential and classified and that the whistleblowers remain anonymous. With this policy, the Audit Committee’s operation is enhanced as the Committee holds the overall responsibility for the development and establishment of this Policy, the supervision of its implementation and the monitoring of the investigations and the progress of corrective actions.

The Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Contact us), provides the Audit Committee’s contact information for the submission of confidential reports.

Corporate Social Responsibility Policy (CSR)

The Bank has adopted a Corporate Social Responsibility Policy (CSR) that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

The Bank’s Board and the Boards of those Group entities that are involved in corporate social responsibility actions approve of the CSR budget within the context of the Group budget approval. The Bank’s Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board approval.

The CSR has been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

General Meeting of Shareholders and Shareholders’ rights

The Bank’s Articles of Association describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights.

General Meeting of Shareholders functioning and responsibilities

The GM is the Bank’s supreme corporate body entitled to decide on each single matter concerning the Bank. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons. Each share entitles the holder to one vote. Each Shareholder is entitled to a number of votes equal to the number of shares held.

The GM is the sole corporate body vested with authority to decide on:

a)              Amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association,

b)             Election of the members of the Board and the auditors,

c)              Approval of the Bank’s annual financial statements,

d)             Appropriation of the annual profits,

e)              Merger, split-off, transformation, revival, extension of duration or dissolution of the Bank,

f)                Appointment of liquidators and

g)             Any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)              capital increases by Board resolution pursuant to pars 1 and 14 of Article 13 of the Law 2190/1920 as well as capital increases imposed by provisions of other laws,

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Law 2190/1920,

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Law 2190/1920,

d)             the absorption of a company fully owned by another company as per Article 78 of the Law 2190/1920, and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed expedient, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request.

The Annual General Meeting (“AGM”) reviews and approves the annual financial statements and the corresponding Board and auditor reports. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under para. 1 of Article 33 of the Articles of Association. Following approval of the annual financial statements, the AGM, by special voting, by roll call, as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors.

With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM, which includes at least the place, i.e. the premises along with the exact address, where it is to be held, the date and time thereof, the items on the agenda, clearly specified, and the Shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by proxy, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, is entitled to participate in the GM. Under article 1 of Law 3723/2008, the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of Shareholder status should be made by presenting to the Bank relevant written certification from HELEX at the latest by the third (3) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited to the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

The annual financial statements and the Board and the auditors’ reports are available to Shareholders ten (10) days before the AGM, on request.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by his substitute as per para. 2 of Article 21 of the Articles of Association. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by an at least ten (10) full days’ prior invitation to this effect; at such repeat meeting the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Exceptionally, with respect to resolutions concerning:

a)              a change in corporate nationality,

b)             a change in corporate activities,

c)              an increase in Shareholder liability,

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves,

e)              a decrease in share capital, unless carried out in accordance with para. 6 of Article 16 of the Law 2190/1920,

f)                a change in the profit appropriation method,

g)             a corporate merger, split-off, transformation, revival, extension of duration or dissolution,

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Law 2190/1920, as amended, and

i)                 in any other case provided for by law,

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

Minority Rights

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM can postpone, only once, decision-taking by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate thereat subject to the provisions of Articles 12 and 13 para. 1 of the Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda is by roll-call.

At the request of any Shareholder filed to the Bank at least five (5)  full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

Any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment the Bank may be required to provide the information it had declined.

On the above circumstances, when exercising their right, Shareholders are required to produce proof of their Shareholder capacity and number of shares. Means of such proof also include proof of shares deposited as per para. 1 and 2 of Article 28 of the Law 2190/1920. The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.  Shareholders requesting an audit as above must provide the court with proof of ownership of the shares entitling them to the audit request. Means of such proof also include proof of shares deposited as per para. 1 and 2 of Article 28 of the Law 2190/1920.

Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

Board of Directors and other management, administrative and supervisory Bodies

Board of Directors of the Bank

The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the provisions of the law.

Board of Directors’ Operation

The members of the Board are elected by the Bank’s GM of Shareholders for a three-year term that can be extended until the AGM of Shareholders of the year during which the three-year term ends. All members can be re-elected.

The Bank’s GM of Shareholders determines each time the exact number of the members of the Board and elects its independent non-executive members.

The Board consists of a minimum of 9 to a maximum of 16 members. The sixteenth member is filled by the representative of the Greek Government, as per article 1 para. 3 of Law 3723/2008. The Articles of Association and the Corporate Governance Code specifically define the minimum number of executive, as well as independent and non-executive directors.

The GM of Shareholders may, at any time, discharge the members of the Board. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the GM is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine (9). In the event that a new Director is provisionally elected, the election is announced by the Board at the next GM, which may replace the Directors elected even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a GM solely for electing a new Board.

The Board elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board may elect Vice-Chairman/-s and Deputy Chief Executive Officer/-s. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers.

The Board is constituted into a body at its first meeting following each election of Directors by the GM, as well as under any circumstances when the Chairman’s or the Chief Executive Officer’s post is vacated for whatever reason. Until the Board elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

The Board is convened by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting. The invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all Directors are present or being represented and no Director objects to resolutions being adopted.  Moreover, at the request of two Directors, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board meeting to convene within 7 days as of the date the request was filed.

The Board forms a quorum and validly deliberates when one half plus one of the Directors is present or being represented, but under no circumstances may the number of Directors present in person be less than 5. The Articles of Association describes in detail the requirements for Directors’ representations for valid resolutions adoption.

Responsibilities of the Board of Directors

The Board represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, one or more of its executive members, the Bank’s General Managers, Deputy General Managers, Managers, employees and third parties in general, by virtue of a Board resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board.

The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers of the Bank.

Indicatively, the Board is responsible for:

•             Reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•             Reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•             Acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•             Establishing Branches, Agencies, Representation Offices in Greece and abroad;

•             Establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•             Approving the Bank’s internal labour regulations;

•             Nominating General Managers and Managers following the Chief Executive Officer’s recommendation;

•             Drafting and approving the Bank’s annual and consolidated financial statements;

•             Issuing Bond Loans, with the exception of those for which the Bank’s GM of Shareholders is exclusively responsible in accordance with the Greek law;

•             Developing and maintaining a Code of Ethics for the employees of the Bank and the Group;

•             Approving the Bank’s and the Group’s Corporate Social Responsibility Policy.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose.

Directors Nomination

The nomination procedure and the qualification criteria for Directors are subject to specific rules that have been established by the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in relation to economic, business and policy issues.

In discharging their nomination responsibilities and proposals to the GM of Shareholders, the Board pursues to propose candidates to be appointed as Directors to the Board or replace members of the Board that have submitted their resignation whose nomination ensures that the Board as a collective body presents the following profile:

•             Has in depth knowledge of the financial industry, counting amongst its members individuals that are or have been active in leadership positions in financial institutions.

•             Possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide.

•             Has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active.

•             Has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active.

•             Has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale.

•             Ensures, as far as it is possible, an adequate representation of the two genders.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

The performance of the Bank’s Chief Executive Officer and the executive members of the Board is evaluated, on an annual basis, by the non-executive members of the Board in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board conducts an annual effectiveness evaluation of its operations and its Committees’ operations, on the basis of a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an outside consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee.

Directors Remuneration

The Board develops a proposal on the remuneration of its members for the services they provide, which is submitted to the GM of Shareholders. This proposal is developed according to the Bank’s Remuneration Policy as well as industry best practices, in a way that adequately reflects the time and effort they are expected to contribute to the work of the Board, while at the same time promoting efficiency of the Board. Regarding, specifically, the executive members of the Board, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives’ remuneration so as to promote meritocracy and create a performance based mentality. The Bank’s Remuneration Policy was adopted by the Board on the 30 September 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the BoG, the recommendations of European statutory bodies and the international best practices.

Continuous education and training of Directors

The Bank informs the Board members about current corporate governance, risk management, compliance, financial and accounting issues. For the new Board members, the Bank provides a comprehensive briefing about, among others, the structure and operations of the Bank, as well as the rights and obligations of Board members.

Board of Directors Structure

The current Board, whose term expires in 2013, was elected by the EGM of Shareholders on 14 January 2010, with the exception of Mr. Alexandros N. Makridis who was appointed on 26 February 2009 as the representative of the Greek Government as per Law 3723/2008 and Mr. Avraam I. Triantafyllidis who was appointed on 18 March 2010 in replacement of Mr. Alexandros G. Stavrou. The EGM of Shareholders held on 26 November 2010 elected three executive members, Messrs. Alexandros G. Tourkolias, Anthimos C. Thomopoulos and Leonidas T. Theoklitos, who during the following Board meeting were elected Deputy Chief Executive Officers. On 23 November 2010, Ms. Maria A. Frangista was elected Board member in replacement of Ms. Maria S. Sklavenitou. Her appointment was announced in the EGM of Shareholders held on 26 November 2010. On the 14 April 2011, Mr. Spyridon J. Theodoropoulos was appointed in replacement of the late Vassilios Konstantakopoulos.

Specifically, the Bank’s Board is comprised of the following members:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Vassilios T. Rapanos	Chairman (Non-executive Member)	14 January 2010	2013	Chairman of the Board, Professor University of Athens
Apostolos S.Tamvakakis	Chief Executive Officer (Executive Member)	14 January 2010	2013	Chief Executive Officer
Executive members
Alexandros G. Tourkolias	Member	26 November 2010	2013	Deputy Chief Executive Officer
Anthimos C. Thomopoulos	Member	26 November 2010	2013	Deputy Chief Executive Officer
Leonidas T. Theoklitos	Member	26 November 2010	2013	Deputy Chief Executive Officer

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession

Non-executive members
Ioannis C. Giannidis	Member	14 January 2010	2013	Professor, University of Athens Law School, and Legal Councellor
Ioannis P. Panagopoulos	Member	14 January 2010	2013	Employee Representative, Chairman of the Greek General Confederation of Labour
Avraam J. Triantafyllidis	Member	18 March 2010	2013	Employee Representative
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	Member	14 January 2010	2013	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member	14 January 2010	2013	Ex Member of the Board of Directors, European Bank for Reconstruction & Development,
Georgios P. Zanias	Member	14 January 2010	2013	Economist, Professor, Athens University of Economics and Business, Chairman of the Board of SOE
Alexandra T. Papalexopoulou-Benopoulou	Member	14 January 2010	2013	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	14 January 2010	2013	Economist
Maria (Marily) A. Frangista	Member	23 November 2010	2013	Chief Executive Officer of Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Member	14 April 2011	2013	Chief Executive Officer, Chipita S.A.
Greek Government Representative
Alexandros N. Makridis	Member	26 February 2009	2013	Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Board and Board Committees’ Secretary
Martha Pylioti		29 July 2010		Attorney, LLM, NBG Legal Services Division

During 2011, the Bank’s Board convened 21 times in total.

Greek Government influence

Pursuant to the Bank’s participation in the support plan for the liquidity of the Greek economy as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Greek Government representative may also influence the Group’s strategic decisions.

Directors’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Board of Directors).

Board Committees

Five Committees have been established and operate at a Board level. Their Charters have been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Committees).

Risk Management Committee

The Risk Management Committee was established by a Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006. The Committee has the following responsibilities:

•             To develop the risk assumption and capital management strategy in line with business objectives, both at Bank and the Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees.

•             To control the function of the Group Risk Management Division in terms of independence, adequacy and effectiveness.

•             To ensure the development and ongoing effectiveness of the internal risk management system and its integration into the business decision-taking process as regards any type of risk, including operational risk, across all business lines/units of the Bank and the Group.

•             To determine the principles governing the risk management function in terms of identifying, estimating, measuring, monitoring, controlling and addressing the relevant risks in line with the current business strategy and adequacy of available resources.

•             To be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Group Risk Management Division with guidance as regards the implementation of the risk appetite strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy.

•             To ensure that the Bank’s Board is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

The Committee consists of Board members appointed by the Board pursuant to the Corporate Governance and Nominations Committee’s recommendation to the Board Chairman. The Committee has a minimum membership of three members of whom at least one must be an executive member and at least one a non-executive member. The members must have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

The Committee meets at least four (4) times a year (on a quarterly basis) and extraordinarily whenever the Chairman deems fit. The Committee keeps minutes of its proceedings and submits reports on each meeting thereof to the Board. The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee’s functions are performed effectively. At the first meeting of each calendar year, the Committee decides on a schedule and a rolling agenda of meetings for the rest of the year.

During 2011, the Risk Management Committee convened eight times. Its members receive compensation for their participation.

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee (HRRC) was established by a Board decision (meeting no. 1259/5.5.2005) and is of a consultatory nature. Its purpose is to assist the Board in performing its duties with respect to attracting, retaining, developing and motivating executives and employees of the highest professional and moral caliber; providing incentives aiming at the development of a culture of fairly evaluating effort and rewarding performance; and developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank.

The Committee consists of at least three members of the Board, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereon by the Board upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected based on of their competence and experience and are appointed for a one-year term of office, which can be renewed indefinitely.

The Committee meets at least three times a year, keeps minutes of its proceedings and reports regularly to the Board. The Chairman determines the agenda, the frequency and the length of meetings and ensures in general, the Committee’s effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda.

During 2011, the Human Resources and Remuneration Committee convened four times. Its members receive compensation for their participation.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee was established by a Board decision (meeting no. 1259/5.5.2005) and is of a supervisory nature. Its purpose is to assist the Board in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve best practice standards of corporate governance across the Group and facilitate the work of the Board and Management with a view to increasing the long-term value of the Bank.

The Committee consists of at least three Directors. The members and the Chairman of the Committee are appointed thereon by the Board. All members of the Committee are non-executive and in their majority independent Directors, as per the independency definition included in the Corporate Governance Code. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least three times a year, keeps minutes of its proceedings and reports to the Board on a regular basis. At the first meeting of each calendar year, the Committee decides on an annual calendar and rolling agenda.

During 2011, the Corporate Governance and Nominations Committee convened four times. Its members receive compensation for their participation.

Strategy Committee

The Strategy Committee was established by a Board decision (meeting no. 1387/29.9.09). Its purposes is to assist the Board’s executive members in developing the Group’s strategic options; assist the Board in taking decisions on all issues related to the Group strategy; and review regularly the implementation of the Group’s strategy by the Group’s Management.

At least three of the Strategy Committee’s five members are independent non-executive members of the Board. The Strategy Committee is chaired by the Chairman of the Board. Its members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The Committee members are appointed for an one-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year and as often as necessary to discuss issues before they are assessed by the Board, keeps minutes of its proceedings and reports regularly to the Board. The Chairman determines the agenda, the frequency and the length of meetings and ensures the Committee’s effectiveness in discharging its responsibilities. At the first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda and informs the Board accordingly.

During 2011, the Strategy Committee convened nine times. Its members receive compensation for their participation.

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008  (article 37) and the Sarbanes-Oxley Act. Its responsibilities include:

•             Reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

•             Making recommendations to the Board regarding the appointment of the external auditor, as well as his remuneration and terms of cooperation following his appointment by the AGM of Shareholders;

•             Monitoring and reviewing the efficiency of the external auditor;

•             Monitoring and reviewing the external auditor’s independence and objectivity regarding the provision of non-auditing services, as well as the appropriateness of his remuneration;

•             Reviewing the effectiveness of the Bank’s and the Group’s systems of internal controls and compliance and notifying the Board accordingly; and

•             Reviewing and controlling the independence, adequacy and effectiveness of the Group Internal Audit-Inspection Division (“GIAID”).

The members of the Committee are elected by the GM upon recommendation of the Corporate Governance and Nominations Committee to the Board Chairman. The Chairman of the Committee is appointed by the Board. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely.

The Committee meets on a regular basis, at least six times a year, and on an extraordinary basis if required; it keeps minutes of its proceedings and reports to the Board every three months or less, if deemed necessary. The external auditor or the Chief Audit Officer have the right to request a meeting with the Committee. The Committee Chairman specifies the agenda, the frequency and the length of meetings, and ensures the Committee’s effectiveness in discharging its duties. At the beginning of each calendar year, the Committee prepares its annual audit program and submits it to the Board.

The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the AGM of Shareholders on the 23rd of June 2011, following the consent of the Corporate Governance and Nominations Committee and the Board. Committee’s term of office was set to one year extended until the AGM of Shareholders for the year 2012.

During 2011, the Audit Committee convened ten times. The members of the Committee receive compensation for their participation.

The table below describes the individual attendance of each member of the Board to the Board and the Board Committees’ meetings

Attendance of members of the Board (times) in 2011 and relevant compensation

Name	Board	Audit Committee	Risk Management Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation in €
Chairman (Non-executive member)
Vassilios T. Rapanos(1)	20		8	4	4	9	54.000
Executive members
Apostolos S.Tamvakakis	21		8			9	36.000
Alexandros G. Tourkolias	21						18.000
Anthimos C. Thomopoulos	20		3				23.250
Leonidas T. Theoklitos	20						18.000
Non-executive members
Ioannis C. Giannidis	19				4		27.000
Ioannis P. Panagopoulos	20						18.000
Avraam J. Triantafyllidis	21						18.000
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	21			4	1		32.250
Stefanos C. Vavalidis(2)	13	8	5			7	45.000
Georgios P. Zanias	19	4			3		36.000
Spyridon J. Theodoropoulos	14			2		2	24.000
Alexandra T. Papalexopoulou-Benopoulou(3)	21	9		4		9	45.000
Petros K. Sabatacakis(4)	17	9	7			9	45.000
Maria (Marily) A. Frangista	20	6			4		33.750
Greek Government Representative
Alexandros N. Makridis	21						18.000

(1) Mr. Vassilios Rapanos is the Chairman of the Corporate Governance and Nominations Committee and the Strategy Committee.

(2) Mr. Stefanos Vavalidis is the Chairman of the Risk Management Committee.

(3) Ms. Alexandra Papalexopoulou-Benopoulou is the Chairman of the Human Resources and Remuneration Committee.

(4) Mr. Petros Sabatacakis is the Chairman of the Audit Committee.

The Chairman, the Executive members and the Non-executive members of the Board, due to their relationship with the Bank, received compensation, as depicted in the table below.

Name	Gross Compensation in €
Vassilios T. Rapanos	372.937
Apostolos S.Tamvakakis	372.937
Alexandros G. Tourkolias	365.625
Anthimos C. Thomopoulos	365.625
Leonidas T. Theoklitos	364.206
Ioannis C. Giannidis	53.110
Ioannis P. Panagopoulos	94.007
Avraam J. Triantafyllidis	49.744

Management, administrative and supervisory Bodies of the Bank

The key supervisory, management and administrative Bodies of the Bank in which executive members of the Board participate, include the Executive Committee, the Asset and Liability Committee (ALCO), the Executive Credit Committee, the Disclosure and Transparency Committee and the IT Steering Committee.

Senior Executive Committee

The Senior Executive Committee was established by the Board in 2004 and operates as per a special Charter, which came in force by the Management Act 145/02.03.2007. The Senior Executive Committee is the Bank’s supreme Board with approving authority that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank’s business plan. Furthermore, it has approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Anthimos Thomopoulos	Deputy CEO
Member	Alexandros Tourkolias	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Omer Aras	President and CEO of Finansbank
Secretary	Paul Mylonas	G.M. of Strategy and Governance

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank.  The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Anthimos Thomopoulos	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Paul Mylonas	G.M. of Strategy and Governance
Member	Agis Leopoulos	G.M. of International Activities
Member	Michael Oratis	G.M. of Risk Management
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	Charalampos Mazarakis	Chief Financial Officer

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is to:

•             Establish the limits for risk exposures and credit approval limits for the lower level administrative Committees of the Bank, as well as for the employees of central services and units of the Bank’s network.

•             Approve loans that exceed limits set for lower level credit approval authorities. The Committee also decides on the settlement or the undertaking of measures regarding loans, which are not being serviced as expected or have been characterised as non-performing.

•             Implement new lower level credit approval Committees and review or abolish existing credit approval limits.

•             Amend the Credit Policy rules on credit approval levels, which are implemented through a Chairman’s Act, or in his/her absence, through a Vice- Chairman’s Act.

The Committee is comprised of the following members:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Dimitrios Frangetis	Chief Credit Officer

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

•             Reviewing the accuracy and completeness of the data included in the information submitted to the SEC.

•             Monitoring the procedures and controls pertaining to the timely collection and evaluation by the Bank and the Group entities of the information for disclosure, as per the relevant legislation.

•             Evaluating the effectiveness of the said disclosure procedures and controls and ensuring their continuous development and improvement, as per the requirements of the relevant legislation.

•             Ensuring that the said procedures and controls are implemented effectively and uniformly by all Group entities.

•             Monitoring and timely informing the Bank’s External Auditors and the Bank’s Audit Committee of any material weaknesses or significant deficiencies of the said procedures and of any fraud cases involving Management or any Executive responsible for their supervision or implementation.

•             Conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank’s Management.

•             Opining to the Management and the Executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

The Committee is comprised of the following members:

Chairman	Anthimos Thomopoulos	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel
Member	Dimitrios Dimopoulos	G.M. of Corporate Banking
Member	Agis Leopoulos	G.M. of International Activities
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	George Paschas	G.M. of Business Processes, IT & Purchasing
Member	Michael Oratis	G.M. of Risk Management
Member	Paul Mylonas	G.M. of Strategy and Governance
Member	Charalampos Mazarakis	Chief Financial Officer
Member	Andreas Athanassopoulos	G.M. of Retail Banking
Member	Petros Fourtounis	Chief Audit Officer

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

IT Steering Committee

The IT Steering Committee was established in compliance with the requirements of the Bank of Greece Governor’s Act No. 2577/2006, aiming at providing support to Management with regards to IT Governance. Its key objective is the implementation of the Bank’s and the Group’s IT strategy and IT Security Policy. Specifically, the Committee is responsible for:

•             Evaluating the short and medium-term plans of the IT Divisions in accordance with the business strategy that has been formulated by the Management.

•             Assessing the analysis and management of the risks related to IT systems.

•             Evaluating and approving the purchase of costly hardware and software.

•             Supervising large scale IT projects and their budget.

•             Setting priorities with respect to IT projects.

•             Assessing the implemented IT policies, standards and procedures.

•             Approving and supervising cooperation with third parties (e.g. outsourcing of IT services)

•             Preparing and submitting to the Board an annual report on its actions.

•             Receiving information on the IT audit results.

The following members participate in the Committee:

Chairman	Leonidas Theoklitos	Deputy CEO
Member	George Paschas	G.M. of Business Processes, IT & Purchasing
Member	Michael Oratis	G.M. of Risk Management
Member	Leonidas Fragkiadakis	G.M. of Treasury and Global Markets
Member	Andreas Athanassopoulos	G.M. of Retail Banking
Member	Theofanis Panagiotopoulos	Deputy G.M. of Corporate Banking
Member	Nikolaos Christodoulou	Deputy G.M. of IT
Member	Ioannis Balampanis	Deputy G.M. of Business Processes

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as required.

Write Off and Provisions Committee

The Committee was established in 2010. Its purport is the decision making on the provisions and write offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.  Specifically, the Committee’s key responsibilities are the following:

•             Review and approval of any provisions that have been proposed by the concerned Bank Divisions regarding either isolated financial assets or a collective assessment, as well as any provisions on possible losses that have been incurred but not reported.

•             Review and approval of provisions against losses in value of other claims, on and off balance sheet, as well as debt securities and equities.

•             Communication to the Risk Management Committee of the Board of the provisions and write offs of claims that have been realized for the annual and interim, Bank and Group’s financial statements.

•             Ensuring compliance with the procedure for the making of provisions regarding financial assets.

•             Review and approval of write offs as per the provisions policy.

•             Communication to the Risk Management Committee of the Board of any amendments on the statutory framework with regards to provisions for financial assets and the write off of bad debt

•             Development and update of the provisions policy and report relevant recommendations to the Risk Management Committee of the Board.

The following members participate in the Committee:

Chairman	Apostolos Tamvakakis	Chief Executive Officer
Member	Alexandros Tourkolias	Deputy CEO
Member	Anthimos Thomopoulos	Deputy CEO
Member	Leonidas Theoklitos	Deputy CEO
Member	Michael Oratis	G.M. of Risk Management
Member	Agis Leopoulos	G.M. of International Activities
Member	Charalampos Mazarakis	Chief Financial Officer
Member	Dimitrios Frangetis	Chief Credit Officer
Member	Omer Aras	President and CEO of Finansbank

The Committee is convened at the invitation of its Chairman.

Internal Control System and management of risks relating to the process of financial statements preparation

Main features of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of the Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

•             Consistent implementation of the Group business strategy through the efficient use of all available resources

•             Identification and management of the undertaken risks, including the operational risk

•             Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements submitted to Greek and other authorities abroad

•             Compliance with the local and international institutional framework (e.g. Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations and rules of ethics

•             Adoption of Corporate Governance best practices and

•             Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board of Directors, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions. In March 2010, in compliance with the requirements of Bank of Greece Governor’s Act No. 2577/2006, the appointed independent auditor completed the assessment of the adequacy of the I.C.S. of the Bank and the Group for the three-year period ending on the 31 December 2009.

Risk Management Governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Risk Management Committee overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division and to the NBG Group Market and Operational Risk Management Division which are supervised by the Group Risk Manager, who reports to the Risk Management Committee. The Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. A separate compliance function, the Group Compliance Division (“GCD”), oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as supervisory authorities’ decisions.  The GCD reports to the Bank’s Audit Committee and the Board of Directors. The Group Internal Audit—Inspection Division (“GIAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — see Note 4)

Management of risks relating to the process of financial statements preparation

The Bank’s Audit Committee monitors and annually evaluates the adequacy and effectiveness of the I.C.S. of the Group. For this purpose, the Audit Committee receives reports from GIAID, the GCD and the external auditors. The Audit Committee is informed about the results of the annual assessment of the internal control over financial reporting, as this is performed by the management of the Bank, in compliance with Sarbanes Oxley Act, and monitors the progress of the corrective actions that need to be taken. Furthermore, the Audit Committee monitors the process for the preparation of annual and interim financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”) and reports to the Bank’s Board of Directors.

The GIAID is administratively independent from other Bank and Group units. The Chief Audit Executive is appointed or dismissed exclusively by the Bank’s Board of Directors, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit Executive reports on the GIAID’s activities directly to the Audit Committee on a monthly basis and to the Bank’s Board of Directors, through the Audit Committee on a quarterly basis. The Division performs systematic assessment of the I.C.S. of the Bank and its Group, in order to evaluate the adequacy and effectiveness of the risk management and governance framework as this is designed and established by the management.

The GCD is functionally independent from other Bank and Group units and is responsible for regular monitoring and control of issues and reports regarding the Bank’s and Group’s legal and regulatory compliance. The GCD ensures the timely prevention of risks relating to potential breach of legal rules, supervises the implementation of Policies such as those regarding Anti-money Laundering / counter financing of terrorism and the Group’s compliance with the Law 3606/2007 on markets in financial instruments (MiFID).

The external auditor, throughout the fiscal year, reports to the Audit Committee any issues or deficiencies raised during the audit. The Audit Committee monitors the implementation of the respective corrective actions and reports to the Board of Directors accordingly. Also, the Audit Committee makes proposals on the appointment and monitors the performance of the external auditors, pre-approves services rendered to the Group and monitors the balance of audit and non-audit fees in order to ensure auditor’s independency.

The Bank’s Disclosure and Transparency Committee is informed of any significant deficiencies or material weaknesses which may be identified during the annual assessment of the disclosure controls and procedures and the internal controls over financial reporting performed by the management, within the context of Sarbanes Oxley Act compliance. The identified material weaknesses, if any, shall be disclosed to SEC subject to the approval of the Disclosure and Transparency Committee. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

a)       Disclosure controls and procedures

The Chief Executive Officer and the Deputy Chief Executive Officer, with the participation of the management of group entities, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is submitted to the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported in a timely manner. For the assessment of the disclosure controls and procedures, the self-assessment method is applied by the management of the involved Group units.

b)       Internal control over financial reporting

The Bank’s management has established and maintained adequate internal control over financial reporting which provides reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which the Bank has adopted. The management performs annual assessment of the effectiveness of the Group’s internal control over financial reporting, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO). The results of the assessment are included in the annual report. The assessment is conducted by the Group Finance Division (SOX Unit) and includes all critical controls and processes identified on a Group level. The effectiveness of the Group’s internal control over financial reporting has been audited by our external auditors.

For fiscal year 2011, the annual management report and the certifications on the assessment of the disclosure controls and procedures and the internal control over financial reporting, will be included in the Annual Report 20-F which is submitted annually to SEC. The Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Bank / Investor Relations / Annual Reports).

Apostolos S. Tamvakakis

Chief Executive Officer

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital amounts to €6.137.952.410 divided into (a) 956.090.482 ordinary registered shares with voting rights, of a par value of €5,0 (b) into 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares as stated at point (xlvii) of par. 2 of article 4 of the Bank’s Articles of Association, of a par value of €0,3 and (c) 270.000.000 redeemable preferred shares of a par value of €5,0 as described in article 4, paragraph 2, subparagraph (xlix) and (liv)of the Bank’s Articles of Association.

The Bank ordinary shares are listed for trading on the Athens Exchange (“ATHEX”) and on the New York Stock Exchange in the form of ADRs.

The rights of the shareholders of the Bank, arising from each share, are proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Associations, and in particular:

(a)          Related to ordinary shares (consisting 77,89% of the Bank’s capital)

•             The right to participate in and vote at the General Meeting of Shareholders;

•             The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20,0% of the paid up share capital of a subsidiary company of the Bank pursuant to Companies’ Act 2190/1920, art. 45, par. 2 currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state;

•             The preemptive right to each share capital increase in cash and issue of new shares;

•             The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report;

•             The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

•             Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, for the period the Bank is participating in the Hellenic Republic’s Bank Support Plan, only stock dividend for periods 2008 and 2009 is allowed for common shares. These shares cannot be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

(b)         Related to preferred shares (consisting 0,12% of the Bank’s capital)

•             The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Companies Act and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

•             The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

•             The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Companies Act. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Companies Act) to the common and preferred shareholders of the Bank.

•             The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Companies Act. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c)          Related to preferred shares pursuant to Law 3723/2008 (consisting 21,99% of the Bank’s capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

•             The right to receive payment of a fixed return, calculated on a 10,0% basis over the selling price of each preference share to the Greek State

(i) in priority over the common shares,

(ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and

(iii) irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

•             The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Companies’ Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of lack of sufficient distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.   The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Greek State pursuant to Article 1, par. 3 of Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

•             The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Companies’ Act.

•             The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “PS representative”).

•             The PS representative’s right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to distribution of a dividend and bonus policy for the Bank’s Chairman, Chief Executive Officer, other Board Members, General Managers and substitutes thereof by resolution of the Minister of Economy and Finance, or that may be deemed by the PS representative to affect depositors’ interests or materially affect the Bank’s credit standing and normal course of business.

•             The PS representative’s right to attend the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

•             The PS representative’s right of free access to the Bank’s books and records, restructuring and viability reports, plans to meet the Bank’s medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Law 3723/2008

•             The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per Law 3556/2007

There are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5,0% of the aggregate number of the Bank’s ordinary shares.

D) Shares with special control rights

There are no shares with special control rights with the following exception.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan in 2009, the issuance of shares pursuant to Law 3723/2008 and the appointment of an additional member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the right to veto any decision related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association.  Pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of Law 3723/2008 as stated in previous paragraph A.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920. Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan as per Law 3723/2008, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

The Annual General Meeting of the Bank’s Shareholders held on 15 May 2008, authorized the Board of Directors to increase the Bank’s share capital through the issue of common shares with a pre-emptive right in favour of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

On 18 February 2010, the 2nd Extraordinary Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved the share capital increase by €1 billion through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008. On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Stock options

In accordance with Companies’ Act 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

Pursuant to Law 3723/2008 and article 28 of Law 3756/2009, the Bank cannot buy its own shares, for the whole period it participates in the Hellenic Republic’s Bank Support Plan.

At the General Meeting held on 22 June 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (‘‘Program A’’). The maximum number of new ordinary shares that could be issued under Program A was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program A expired in 2010.

At the repeat General Meeting held on 1 June 2006, a new Group-wide stock option program was approved for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program B’’). The maximum number of new ordinary shares that could be issued under Program B was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program B expired in 2011.

At the repeat General Meeting held on 28 June 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program C’’). The stock options must be granted up until 2010. No stock options were granted under this program.

In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank’s share capital has changed.

The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B

Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options expired and cancelled	(1.686.052)	(478.657)	(2.378.230)
Outstanding balance	—	—	—

After 10 December 2010 the outstanding options of Program A 1st and 2nd grant expired.

All outstanding options of Program B would have been exercised between 1 June 2011 and 10 June 2011.  After 10 June 2011, the unexercised options expired.

The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank’s Board of Directors if the employee resigns from the Group before the options are exercised.

Details of the share options outstanding during the period to 31 December 2011 and 31 December 2010 are as follows:

Stock options

	31.12.2011		31.12.2010
	Number of shares	Average price	Number of shares	Average price

Outstanding at beginning of period	1.998.496	20,45	4.150.463	20,79
Expired during the period	(1.998.496)	20,45	(2.151.967)	21,11
Outstanding at period end	—	—	1.998.496	20,45
Vested but not exercised at period end	—	—	1.998.496	20,45

There were no options granted in 2011.  No expense was recognised during the period under Program A and B.

Purchase of own shares

In accordance to Companies’ Act 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10,0% of their own shares (“treasury shares”) via ATHEX.  However, as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008 and Law 3756/2009, the Bank is not allowed to repurchase any own shares.

During 2011, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 41.381.705 and disposed of 42.062.422 of the Bank’s shares at the amount of €168,1 million and €172,8 million respectively. On 31 December 2011, the Bank did not hold any own shares, while National Securities S.A., held 62.972 own shares corresponding to 0,01% of the Bank’s ordinary share capital with a cost of €0,1 million.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Apostolos S. Tamvakakis

Chief Executive Officer

Independent Auditor’s Report

T R A N S L A T I O N

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Stand-Alone and Consolidated Financial Statements

We have audited the accompanying stand-alone and consolidated financial statements of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”), which comprise the stand-alone and consolidated statement of financial position as at December 31, 2011, and the stand-alone and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Stand-Alone and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these stand-alone and consolidated financial statements in accordance with International Financial Reporting Standards as these have been adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of stand-alone and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these stand-alone and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the stand-alone and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the stand-alone and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the stand-alone and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the stand-alone and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the stand-alone and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand-alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of December 31, 2011, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the disclosures made in note 2.2 to the stand alone and consolidated financial statements, which refer to the impact of the impairment losses resulting from the Greek sovereign debt restructuring on the Bank’s and the Group’s regulatory and accounting capital, the planned actions to restore the capital adequacy of the Bank and the Group and the existing uncertainties that could adversely affect the going concern assumption until the completion of the recapitalisation process.

Report on Other Legal and Regulatory Requirements

a)              The Directors’ Report includes a Corporate Governance Statement which provides the information required according to the provisions of paragraph 3d of Article 43a and paragraph 3f of article 107 of Codified Law 2190/1920.

b)             We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying stand-alone and consolidated financial statements according to the provisions of the articles 43a, 108 and 37 of the Codified Law 2190/1920.

Athens, April 20, 2012

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

3a Fragoklissias & Granikou Str.

15125 Maroussi

Reg. No. SOEL: E. 120

Statement of Financial Position

as at 31 December 2011

		Group		Bank
€ 000’s	Note	31.12.2011	31.12.2010	31.12.2011	31.12.2010
ASSETS
Cash and balances with central banks	17	4.082.153	7.530.483	1.566.583	5.069.505
Due from banks	18	4.635.846	3.321.454	8.026.009	7.091.089
Financial assets at fair value through profit or loss	19	2.682.655	1.723.112	2.457.257	1.082.292
Derivative financial instruments	20	3.748.757	1.731.192	2.923.318	1.542.961
Loans and advances to customers	21	71.496.221	77.261.870	52.891.237	58.242.991
Investment securities	22	10.688.441	20.367.387	7.163.770	12.044.649
Investment property	23	274.470	213.180	—	—
Investments in subsidiaries		—	—	8.460.927	8.415.877
Investments in associates	24	42.484	39.246	5.803	7.298
Goodwill, software and other intangible assets	25	2.136.821	2.560.197	128.953	140.807
Property and equipment	26	2.022.676	2.070.446	353.093	388.104
Deferred tax assets	27	1.309.609	470.701	1.000.326	366.168
Insurance related assets and receivables	28	700.638	822.066	—	—
Current income tax advance		242.359	136.667	242.359	136.667
Other assets	29	2.786.346	2.474.719	2.067.402	1.755.936
Non-current assets held for sale	30	20.513	21.885	20.513	20.513
Total assets		106.869.989	120.744.605	87.307.550	96.304.857

LIABILITIES
Due to banks	31	34.108.238	29.898.696	33.870.863	28.869.460
Derivative financial instruments	20	4.469.460	1.790.556	3.940.485	1.404.051
Due to customers	32	59.543.640	68.039.037	44.025.167	52.471.008
Debt securities in issue	33	1.727.864	2.370.303	1.059.297	2.103.771
Other borrowed funds	34	1.712.074	2.061.773	984.671	1.078.098
Insurance related reserves and liabilities	35	2.685.450	2.834.752	—	—
Deferred tax liabilities	27	62.674	119.016	—	—
Retirement benefit obligations	12	275.936	152.012	208.891	79.887
Current income tax liabilities		52.040	76.091	—	21.925
Other liabilities	36	2.485.630	2.497.016	4.283.692	1.496.537
Total liabilities		107.123.006	109.839.252	88.373.066	87.524.737

SHAREHOLDERS’ EQUITY
Share capital	38	6.137.952	5.137.952	6.137.952	5.137.952
Share premium account	38	3.326.063	3.327.740	3.324.623	3.326.321
Less: treasury shares	38	(110)	(4.901)	—	—
Reserves and retained earnings	40	(10.187.022)	1.194.109	(10.528.091)	315.847
Equity attributable to NBG shareholders		(723.117)	9.654.900	(1.065.516)	8.780.120

Non-controlling interests	41	83.641	834.693	—	—
Preferred securities	42	386.459	415.760	—	—
Total equity		(253.017)	10.905.353	(1.065.516)	8.780.120

Total equity and liabilities		106.869.989	120.744.605	87.307.550	96.304.857

Athens, 20 April 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 48 to 141 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2011

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Interest and similar income		6.586.518	6.402.037	3.765.458	3.508.362
Interest expense and similar charges		(2.743.710)	(2.254.080)	(1.435.677)	(1.079.585)
Net interest income	6	3.842.808	4.147.957	2.329.781	2.428.777

Fee and commission income		706.628	710.084	235.781	274.348
Fee and commission expense		(212.779)	(100.159)	(191.654)	(73.381)
Net fee and commission income	7	493.849	609.925	44.127	200.967

Earned premia net of reinsurance		789.157	967.007	—	—
Net claims incurred		(642.438)	(891.159)	—	—
Earned premia net of claims and commissions	8	146.719	75.848	—	—

Net trading income / (loss) and results from investment securities	9	(27.719)	(138.308)	(33.073)	(387.382)
Net other income/ (expense)	10	(83.697)	(55.946)	(33.932)	(130.113)
Total income		4.371.960	4.639.476	2.306.903	2.112.249

Personnel expenses	11	(1.616.424)	(1.530.459)	(1.036.593)	(931.800)
General, administrative and other operating expenses	13	(721.430)	(781.832)	(345.573)	(368.627)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(202.869)	(199.818)	(90.427)	(87.277)
Amortisation and write-offs of intangible assets recognised on business combinations		(23.362)	(27.442)	—	—
Finance charge on put options of non-controlling interests		(6.892)	(13.566)	(6.892)	(13.566)
Credit provisions and other impairment charges	14	(3.439.026)	(1.450.327)	(3.407.844)	(1.044.586)
Impairment of Greek government bonds	14	(11.783.256)	—	(10.555.139)	—
Share of profit of associates		1.179	1.598	—	—
Profit / (loss) before tax		(13.420.120)	637.630	(13.135.565)	(333.607)

Social responsibility tax and non off-settable taxes	15	—	(79.101)	—	(74.900)
Tax benefit / (expense)	15	1.095.236	(118.105)	990.817	47.655
Profit / (loss) for the period		(12.324.884)	440.424	(12.144.748)	(360.852)

Attributable to:
Non-controlling interests		19.148	34.902	—	—
NBG equity shareholders		(12.344.032)	405.522	(12.144.748)	(360.852)

Earnings / (losses) per share - Basic and diluted	16	€(12,93)	€0,46	€(12,70)	€(0,57)

Athens, 20 April 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 48 to 141 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2011

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Profit / (loss) for the period		(12.324.884)	440.424	(12.144.748)	(360.852)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		1.538.415	(829.467)	1.309.647	(761.734)
Currency translation differences, net of tax		(742.843)	97.434	663	236
Net investment hedge, net of tax		(9.400)	(164.542)	—	—
Cash flow hedge, net of tax		6.064	(10.233)	—	—
Other comprehensive income / (expense) for the period	39	792.236	(906.808)	1.310.310	(761.498)

Total comprehensive income / (expense) for the period		(11.532.648)	(466.384)	(10.834.438)	(1.122.350)

Attributable to:
Non-controlling interests		20.145	41.380	—	—
NBG equity shareholders		(11.552.793)	(507.764)	(10.834.438)	(1.122.350)

Athens, 20 April 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 48 to 141 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 31 December 2011

	Attributable to equity holders of the parent company												Non-
							Available-						controlling
	Share capital		Share premium				for-sale	Currency	Net		Reserves &		Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2010	3.035.208	357.500	2.953.106		382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	—	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income/ (expense) for the period	—	—	—		—	—	(822.790)	99.257	(164.542)	(10.212)	(14.999)	(913.286)	6.478	(906.808)
Profit/(loss) for the period	—	—	—		—	—	—	—	—	—	405.522	405.522	34.902	440.424
Total Comprehensive Income / (Expense) for the period	—	—	—		—	—	(822.790)	99.257	(164.542)	(10.212)	390.523	(507.764)	41.380	(466.384)
Share capital increase	1.745.244	—	69.810		—	—	—	—	—	—	—	1.815.054	—	1.815.054
Share capital issue costs, net of tax	—	—	(77.951)		—	—	—	—	—	—	—	(77.951)	—	(77.951)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	38.423	38.423	(108.138)	(69.715)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(20.918)	(20.918)	—	(20.918)
Dividends to preference shares	—	—	—		—	—	—	—	—	—	(71.558)	(71.558)	—	(71.558)
Share based payments	—	—	—		—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	—	—	—	11.709	11.709	(56.857)	(45.148)
(Purchases)/ disposals of treasury shares	—	—	—		—	5.725	—	—	—	—	(3.576)	2.149	—	2.149
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.944.965		382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income/ (expense) for the period	—	—	—		—	—	1.538.481	(728.409)	(9.400)*	6.052	(15.485)	791.239	997	792.236
Profit/(loss) for the period	—	—	—		—	—	—	—	—	—	(12.344.032)	(12.344.032)	19.148	(12.324.884)
Total Comprehensive Income / (Expense) for the period	—	—	—		—	—	1.538.481	(728.409)	(9.400)	6.052	(12.359.517)	(11.552.793)	20.145	(11.532.648)
Share capital increase	—	1.000.000	—		—	—	—	—	—	—	—	1.000.000	—	1.000.000
Share capital issue costs	—	—	(1.677	)*	—	—	—	—	—	—	(8.800)	(10.477)	—	(10.477)
Issue & repurchase of preferred securities	—	—	—		—	—	—	—	—	—	12.214	12.214	(33.409)	(21.195)
Dividends to preferred securities	—	—	—		—	—	—	—	—	—	(16.588)	(16.588)	—	(16.588)
Dividends to preference shares	—	—	—		—	—	—	—	—	—	(700)*	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	(38.107)	—	—	—	228.594	190.487	(767.089)	(576.602)
(Purchases)/ disposals of treasury shares	—	—	—		—	4.791	—	—	—	—	(4.951)	(160)	—	(160)
Balance at 31 December 2011	4.780.452	1.357.500	2.943.288		382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(8.073.448)	(723.117)	470.100	(253.017)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 48 to 141 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 31 December 2011

	Share capital		Share premium			Available-for-	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares		Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2010	3.035.208	357.500	2.953.106		382.775	(711.564)	(422)	2.207.558	8.224.161
Other Comprehensive Income/ (expense) for the period	—	—	—		—	(761.734)	236	—	(761.498)
Profit/(loss) for the period	—	—	—		—	—	—	(360.852)	(360.852)
Total Comprehensive Income	—	—	—		—	(761.734)	236	(360.852)	(1.122.350)
Share capital increase	1.745.244	—	69.810		—	—	—	—	1.815.054
Share capital issue costs, net of tax	—	—	(79.370)		—	—	—	—	(79.370)
Dividends to preference shares	—	—	—		—	—	—	(71.558)	(71.558)
Share based payments	—	—	—		—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—		—	—	—	1.877	1.877
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.943.546		382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income/ (expense) for the period	—	—	—		—	1.309.647	663	—	1.310.310
Profit/(loss) for the period	—	—	—		—	—	—	(12.144.748)	(12.144.748)
Total Comprehensive Income / (Expense) for the period	—	—	—		—	1.309.647	663	(12.144.748)	(10.834.438)
Share capital increase	—	1.000.000	—		—	—	—	—	1.000.000
Share capital issue costs, net of tax	—	—	(1.698	)*	—	—	—	(8.800)	(10.498)
Dividends to preference shares	—	—	—		—	—	—	(700)*	(700)
Balance at 31 December 2011	4.780.452	1.357.500	2.941.848		382.775	(163.651)	477	(10.364.917)	(1.065.516)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 48 to 141 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2011

	Group		Bank
	12 month period ended		12 month period ended
€ 000’s	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Cash flows from operating activities
Profit / (loss) before tax for the period	(13.420.120)	637.630	(13.135.565)	(333.607)
Adjustments for:
Non-cash items included in income statement and other adjustments:	15.622.233	1.430.799	14.033.269	1.077.288

Depreciation and amortisation on property & equipment, intangibles and investment property	226.231	227.260	90.427	87.277
Share based payments	—	12.306	—	10.530
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(140.156)	(83.268)	(117.697)	(56.959)
Credit provisions and other impairment charges	15.268.707	1.473.576	13.971.675	1.049.182
Provision for employee benefits	217.713	58.380	196.609	31.405
Share of profit of associates	(1.179)	(1.598)	—	—
Finance charge on put options of non-controlling interests	6.892	13.566	6.892	13.566
Dividend income from investment securities	(2.511)	(5.231)	(87.452)	(2.371)
Net (gain) / loss on disposal of property & equipment and investment property	3.069	3.107	77	21
Net (gain) / loss on disposal of investments in associates	—	(416)	—	—
Net (gain) / loss on disposal of investment securities	69.472	2.648	108.675	191.173
Interest from financing activities and results from repurchase of debt securities in issue	16.067	16.390	17.355	29.651
Valuation adjustment on instruments designated at FVTPL	(37.429)	(273.549)	(153.292)	(276.187)
Other non-cash operating items	(4.643)	(12.372)	—	—

Net (increase) / decrease in operating assets:	1.817.765	(2.583.210)	(662.304)	173.368
Mandatory reserve deposits with Central Bank	63.568	(37.523)	134.961	98.757
Due from banks	1.602.648	526.069	(868.147)	452.920
Financial assets at fair value through profit or loss	582.717	849.466	167.295	782.058
Derivative financial instruments assets	(1.991.013)	(18.760)	(1.350.830)	(27.972)
Loans and advances to customers	1.546.636	(3.906.621)	1.669.298	(1.129.390)
Other assets	(435.025)	4.159	(414.881)	(3.005)

Net increase / (decrease) in operating liabilities:	2.638.606	4.059.108	(1.710.266)	3.685.516
Due to banks	4.400.297	8.026.659	5.001.403	10.478.775
Due to customers	(8.505.152)	(3.136.328)	(8.548.484)	(5.591.052)
Derivative financial instruments liabilities	1.925.810	400.263	1.818.299	127.436
Retirement benefit obligations	(91.598)	(153.024)	(67.605)	(85.802)
Insurance related reserves and liabilities	(149.302)	253.429	—	—
Income taxes paid	(128.083)	(207.817)	(21.925)	(60.497)
Other liabilities	(86.578)	(1.124.074)	108.046	(1.183.344)
Net cash from / (for) operating activities	(2.254.258)	3.544.327	(1.474.866)	4.602.565

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(108.353)	(328.230)
Disposals of subsidiaries, net of cash disposed	—	—	341	—
Acquisition of associates	(5.245)	(14.453)	(723)	(180)
Disposal of associates	140	1.974	—	—
Dividends received from investment securities & associates	5.296	6.772	87.452	2.371
Purchase of property & equipment, intangible assets and investment property	(220.351)	(257.212)	(71.502)	(110.795)
Proceeds from disposal of property & equipment and investment property	21.246	7.684	11.556	777
Purchase of investment securities	(10.173.987)	(19.305.721)	(3.519.120)	(6.411.858)
Proceeds from redemption and sale of investment securities	12.086.521	16.392.261	4.471.618	4.618.833
Net cash (used in) / provided by investing activities	1.713.620	(3.168.695)	871.269	(2.229.082)

Cash flows from financing activities

Share capital increase	—	1.815.054	—	1.815.054
Proceeds from debt securities in issue and other borrowed funds	1.473.502	3.938.200	—	2.330.000
Repayments of debt securities in issue, other borrowed funds and preferred securities	(2.771.403)	(2.505.697)	(1.087.608)	(1.675.962)
Acquisition of additional shareholding in subsidiaries	(43.400)	(88.351)	(43.288)	(36.164)
Disposal of subsidiary shareholding without loss of control	2.055	1.375	—	—
Proceeds from disposal of treasury shares	167.897	159.525	—	—
Repurchase of treasury shares	(168.057)	(157.376)	—	—
Dividends on preference shares	(23.980)	(63.789)	(23.980)	(63.789)
Dividends on preferred securities	(16.249)	(20.465)	—	—
Capital contribution by non-controlling interest holders	2.452	14.321	—	—
Share capital issue costs	(1.000)	(98.995)	(1.000)	(100.795)
Net cash from/ (for) financing activities	(1.378.183)	2.993.802	(1.155.876)	2.268.344
Effect of foreign exchange rate changes on cash and cash equivalents	(125.877)	26.834	545	45.970
Net increase / (decrease) in cash and cash equivalents	(2.044.698)	3.396.268	(1.758.928)	4.687.797
Cash and cash equivalents at beginning of period	6.315.444	2.919.176	8.749.334	4.061.537

Cash and cash equivalents at end of period	4.270.746	6.315.444	6.990.406	8.749.334

The notes on pages 48 to 141 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                            General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 171 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos	Professor, University of Athens

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos
Alexandros G. Tourkolias
Leonidas T. Theoklitos

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 20 April 2012.

Notes to the Financial Statements

Group and Bank

NOTE 2:         Summary of significant accounting policies

2.1       Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2011 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).  EU-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (the “IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the EU.  At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011, which affect these Consolidated and Bank financial statements, and hence there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group.  Accordingly, NBG’s financial statements for the year ended 31 December 2011 are prepared in accordance with IFRSs as issued by the IASB.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities and in particular for the year ended 31 December 2011 impairment of Greek government bonds (“GGBs”) due to the Private Sector Involvement (“PSI”), impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets, estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation, and consolidation of SPEs.  Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2       Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece (see Notes 14 and 21) which have adversely impacted the financial position, the results, cash flows and regulatory ratios of the Bank, and consequently of the Group. Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.

In addition, during 2011 the Bank has relied on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

Article 47 of Law 2190/1920 requires that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest,  the entity may be liquidated.

At December 31, 2011, the Group’s capital adequacy ratio was below the minimum threshold of 8% (negative 2,6%). The amount required for the restoration of the capital adequacy ratio to 8% is estimated by the Bank of Greece at €6,9 billion.

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors have considered the following main factors in concluding that the Group and the Bank can continue to operate for the foreseeable future:

•      The Group’s and the Bank’s funding and capital plans for the next twelve months from the date of approval of these accounts assume continuing reliance on and the continuation of these measures. These plans have been shared with the BoG.

•      The recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the European Central Bank and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  The main features of this Program are:

a)   All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks’ capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario.

Notes to the Financial Statements

Group and Bank

b)   From 1 January 2012 until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than 9%.

c)   The BoG, with the support of external consultants, is undertaking a comprehensive assessment of the banks’ capital needs and viability. This assessment will be based on a stress-test exercise built, inter alia, on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with BoG comments by end-April 2012.

d)   Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market, prior to 30 September 2012. Residual capital needs will be met from public support from the Hellenic Financial Stability Fund (the “HFSF”) through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

e)   The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the banks’ total capital needs (to be defined in a separate law).

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)   Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)   The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

In fact, on 20 April 2012, the HFSF in its letter to the Bank stated that the BoG on 19 April 2012 replied to HFSF the following:

a)   The Bank is evaluated as viable

b)   The Bank submitted a business plan which includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable

c)   The amount required for the restoration of the capital adequacy ratio to the minimum 8%, determined to €6,9 billion

d)   The HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of L.3864/2010 up to the amount that has been determined by the BoG and is adequate to restore the Group’s capital adequacy ratio i.e. €6,9 billion.

In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of €6,9 billion.  Furthermore, the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

2.3       Adoption of International Financial Reporting Standards (IFRS)

2.3.1.   New standards, amendments and interpretations to existing standards applied from 1 January 2011

•  IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. This amendment had no impact on the Consolidated and Bank financial statements.

•  IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010).  The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. This Interpretation had no impact on the Consolidated and Bank financial statements.

•  IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 February 2010).  The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. This amendment had no impact on the Consolidated and Bank financial statements.

•  IAS 24 “Related parties” (Revised) (effective from 1 January 2011).  The revised standard provides a partial exemption for government-related entities, a revised definition of a related party and includes an explicit requirement to disclose commitments involving related parties. This amendment had no impact on related party disclosures in the Consolidated and Bank financial statements.

•  Improvements to IFRSs, May 2010 (effective for the Group’s annual period beginning on 1 January 2011). The new or amended disclosures required by the amendments in IFRS 7 “Financial Instruments: Disclosure” are provided in Note 4.2.4, and include the financial effect of collateral held as security and of other credit enhancements. The other amendments in the Improvements to IFRSs, May 2010 did not have an impact on the Consolidated and Bank financial statements.

2.3.2.   New standards, amendments and interpretations to existing standards effective after 2011

•  IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after 1 January 2015).  IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities, including some hybrid contracts.

Notes to the Financial Statements

Group and Bank

The new standard requires all financial assets to be:

a)   classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

b)   initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs.

c)   subsequently measured at amortised cost or fair value.

d)   investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.

e)   the concept of “embedded derivatives” does not apply to financial assets within the scope of the Standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortised cost. For a financial liability designated as at fair value through profit or loss using the fair value option, the change in the liability’s fair value attributable to changes in the liability’s credit risk is recognised directly in other comprehensive income, unless it creates or increases an accounting mismatch and the amount that is recognised in other comprehensive income is not recycled when the liability is settled or extinguished.

The Group has not applied this Standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption.

•  IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not de-recognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred. The Group has not applied this amendment, but it is not expected to have an impact on the Consolidated and Bank financial statements.

•  IAS 12 “Income Tax” (Amendment) (effective for annual periods beginning on or after 1 January 2012). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. The Group has not applied this amendment, but it is not expected to have an impact on the Consolidated and Bank financial statements because the Group does not use fair value model.

•  IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” (Amendment), IAS 28 “Investments in Associates and Joint Ventures” (Amendment) (effective for annual periods beginning on or after 1 January 2013).

IFRS 10 provides a single consolidation model and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” which now only deals with the requirements for separate financial statements and SIC-12 “Consolidation—Special Purpose Entities”.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-monetary Contributions by Venturers”. It requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement. Joint arrangements are either joint operations or joint ventures. Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

IAS 28 “Investments in Associates and Joint Ventures” (2011) supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The Group has not applied the above Standards and amendments and is currently evaluating their impact on the Consolidated and Bank financial statements.

•  IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).  IFRS 13:

•      defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price);

•      sets out in a single IFRS a framework for measuring fair value; and

•      requires disclosures about fair value measurements.

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 explains how to measure fair value for financial reporting. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting.

The Group has not applied this Standard and is currently evaluating the impact of IFRS 13 on the Consolidated and Bank financial statements.

•  IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 January 2014). The amendment provides clarifications on the application of the offsetting rules. The Group has not applied this amendment.

•  IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 January 2013). The amendment requires information about all financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendment also require disclosure of information about recognized financial instruments subject to enforceable

Notes to the Financial Statements

Group and Bank

master netting arrangements and similar agreements even if they are not set off under IAS 32. The Group has not applied this amendment.

•  IAS 19 “Employee Benefits” (Amendment) (effective for annual periods beginning on or after 1 January 2013). The amendments:

•      eliminate the option to defer the recognition of gains and losses, known as the “corridor method” and require companies to report these changes as they occur. As a result any deficit or surplus in a plan will be included on the statement of financial position;

•      require to include service and finance cost in income statement and remeasurements in other comprehensive income (“OCI”);

•      enhance the disclosure requirements for defined benefit plans to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

•      modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.

The Group has not applied this amendment and is currently evaluating its impact on the Consolidated and Bank financial statements.

•  IAS 1 “Presentation of Financial Statements” (Amendment) (effective for annual periods beginning on or after 1 July 2012). The amendments require to group together items within OCI that may be reclassified to the profit or loss section of the income statement subsequently. The Group has not applied this amendment.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Consolidated and Bank financial statements.

2.4       Consolidation

2.4.1.   Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including special purpose entities), which are entities controlled by the Bank. Control is achieved where the Bank has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit for the period and total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2.   Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3.   Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4.   Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5.   Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is

Notes to the Financial Statements

Group and Bank

measured at fair value, using valuation techniques based on best estimates available to the management of the Group. If the arrangement has been entered independently of a business combination, any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6.   Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.7.   Associates

Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting.

Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8.   Joint ventures

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, however not necessarily, through entities that are subject to joint control. The Group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see Note 2.4.7 above).

2.4.9.   Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10.    Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.5       Business combinations

2.5.1.   Acquisition method

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•      deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•      liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

•      assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2.  Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3.   Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent

Notes to the Financial Statements

Group and Bank

consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

2.5.4.   Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5.   Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.5.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6       Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7       Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

•      Trading and

•      Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1.   Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.7.2.   Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

(i)      Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised

Notes to the Financial Statements

Group and Bank

cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)    A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

(iii)   The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3.   Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8       Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•      at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•      the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•      the hedge is highly effective on an ongoing basis.

2.8.1.  Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2   Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

Notes to the Financial Statements

Group and Bank

2.8.2.   Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are included in the income statement on the disposal of the foreign operation.

2.8.3.   Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement.

2.9       Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10     Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

Notes to the Financial Statements

Group and Bank

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11     Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (OTC) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12     Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13     Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.7.2).

2.14     Impairment losses on loans and advances to customers

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

Notes to the Financial Statements

Group and Bank

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)  significant financial difficulty of the issuer or obligor;

(b) a breach of contract, such as a default or delinquency in interest or principal payments;

(c)  the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)  the disappearance of an active market for that financial asset because of financial difficulties; or

(f)  observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i)    adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

(ii)   national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the statement of financial position.  Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

2.15     Derecognition

2.15.1.    Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•      the rights to receive cash flows from the asset have expired;

•      the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•      the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in

Notes to the Financial Statements

Group and Bank

full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2.    Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

2.16     Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the statement of financial position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest income (or expense) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17     Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18     Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19     Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20     Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21     Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22     Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Notes to the Financial Statements

Group and Bank

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23     Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24     Goodwill, software and other intangible assets

2.24.1.    Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see 2.4.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2.    Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3.    Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 12 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

•      the technical feasibility of completing the internally generated software so that it will be available for use,

•      its intention to complete and use the asset,

•      the ability to use the asset,

•      how the asset will generate future economic benefits,

•      the ability of adequate technical, financial and other resources to complete the development and use the asset and

•      the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or

Notes to the Financial Statements

Group and Bank

reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4.    Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25     Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity .  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

c. Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

d. Insurance reserves

Insurance reserves include the statutory reserves  for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated  additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

e. Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded.

2.26     Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1.    A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under

Notes to the Financial Statements

Group and Bank

operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2.    A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the statement of financial position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.27     Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28     Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29     Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30     Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1.    Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service cost. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and are amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Defined benefit plan costs, as estimated, are charged to the income statement and are included in staff costs.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2.    Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

Notes to the Financial Statements

Group and Bank

2.31              Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated statement of financial position and their amounts as measured for tax purposes.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for pensions and other post retirement benefits and property and equipment. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax operating loss carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32              Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33              Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.34              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Group Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35              Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This

Notes to the Financial Statements

Group and Bank

condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the statement of financial position.

Impairment losses on initial classification as held for sale are included in income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)              its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36              Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37              Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

2.38              Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39              Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:                            Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2011.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. These models take into consideration the impact of credit risk if material. This impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure.

Notes to the Financial Statements

Group and Bank

The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to own credit risk, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the statement of financial position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Recognition and measurement of intangibles recognized upon business combinations

The Group accounts for the acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the acquisition method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (“CDI”) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics (history, strength, market awareness, etc.), as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more than it costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.24 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.3.10.  This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.13.

Notes to the Financial Statements

Group and Bank

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Management continues monitoring potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets.  These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Impairment of Greek government bonds and loans guaranteed by the Hellenic Republic due to the PSI

During 2011 the Group and the Bank recognized significant impairment losses on Greek government bonds and loans guaranteed by the Hellenic Republic due to the PSI. The accounting treatment applied, as well as the judgments and assumptions used in applying this accounting treatment are described in Note 14.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment.

In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer. In particular, for debt instruments issued by Greek banks the assessment also took into account the recapitalization program for the Greek banks through the HFSF (see Note 2.2).

Consolidation of SPEs

In assessing and determining if the Group controls SPEs, judgment is made about the Group’s exposure to the risks, rewards and its ability to make operational decisions.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. We consider many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

The Group and the Bank believe that the realization of the recognized net Deferred Tax Assets (“DTA”) of €1.309,6 million and €1.000,3 million respectively at 31 December 2011 is more probable than not based upon expectations of future taxable income in Greece and in the countries the Group operates. The Group and the Bank believe this is a critical accounting estimate due to the current market and economic conditions in Greece.

Deferred tax assets are recognised in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses

Notes to the Financial Statements

Group and Bank

and deductible temporary differences can be utilised. Judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits, together with future tax-planning strategies. At 31 December 2011 the management concluded that in the next years the taxable income will not be sufficient to fully recover the DTA on tax losses and on part of deductible temporary differences from the PSI impairment (see Notes 15 and 27).

The Bank’s estimate of future taxable income is based on the business plan (“the Plan”) submitted to the Bank of Greece. According to the letter received from the HFSF on 20 April 2012, the submitted Plan was evaluated as viable and reliable by the Bank of Greece. This Plan, which all Greek banks were required to prepare under the recapitalization program provided by the second economic adjustment program for Greece, spans across four full years, from 2012 to 2015, is significantly influenced by the PSI and based on that the Bank estimated that it is not probable that its expected future taxable profits will be sufficient to utilize the cumulative tax losses which are due to expire by 2015, and part of the deductible temporary differences.

In addition, the Bank intends, if necessary, to implement tax planning opportunities such as, but not limited to, repurchasing and redeeming own issued debt in order to realize part of the DTA.

The amount of the DTA on tax losses and deductible temporary differences currently considered as non realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future and the level of future tax income.

NOTE 4:                            Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                    Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the BoG and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Risk Management Committee (“RMC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Group Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards.  The Internal Audit—Inspection Division, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1          Risk Management Committee

The Risk Management Committee (“RMC”) forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. Also, it sets the principles and approves the policies that should govern the management of risk and monitors the implementation and outcome of these policies.

The members of the RMC are the Chairman of the Board, the Chief Executive Officer (CEO) and two other non-executive members of the Board. The Committee is chaired by the CEO of the Group.

The RMC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. The proposals to the RMC are submitted by the Group Risk Manager.

4.1.2          Group Risk Control and Architecture Division and Group Market and Operational Risk Management Division

Both these divisions seek to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. The framework used for the evaluation of different types of risks is based on generally accepted banking practices, producing transparent, objective and consistent risk management information as the basis for organizing the Group structure. Their role in maximizing the Bank’s earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly.  In addition, they are responsible for providing the RMC with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions.

Both Divisions have the responsibility to:

•                  Analyze, measure, monitor, control, mitigate and report to management all significant on- and off-balance sheet risks undertaken at the Bank and the Group level;

•                  Adopt risk management policies with regard to significant credit, market, operational and other risks undertaken by the Bank and the Group;

•                  Evaluate the regulatory and internal capital that is required in respect of all aforementioned risks and estimating all relevant capital ratios of the Bank and the Group;

Notes to the Financial Statements

Group and Bank

•                  Establish a framework for undertaking risk applicable to all levels of management and collective bodies of the Bank and the Group;

•                  Establish early warning systems and perform stress tests on a regular basis; and

•                  Guide decision making processes at the Group level by providing the necessary risk management related evaluation.

4.1.3          Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets monthly and is comprised of the Chief Executive Officer, the Deputy Chief Executive Officers, General Managers and the Deputy General Manager of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4          Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5          Management of specific risks

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the sections below.

4.2                     Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour  its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1          Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies

•                  Internal risk rating systems

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions

•                  Periodical and timely remedial actions on deteriorating credits

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2         Credit ratings

The credit risk process for the Bank is managed centrally by the GRCAD, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Group uses different credit risk rating systems for its various portfolios.  Credit risk rating systems are implemented to assign borrower ratings.  Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.2.3          Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.13. In addition, an impairment provision and write off committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group’s senior management.

4.2.4          Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2011 and 2010, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the statement of financial position:

Notes to the Financial Statements

Group and Bank

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Due from banks	4.635.846	3.321.454	8.026.009	7.091.089
Trading securities (see Note 19)	2.660.731	1.653.335	2.456.870	1.080.431
Financial assets designated at fair value through profit or loss (Note 19)	—	33.569	—	—
Derivative financial instruments	3.748.757	1.731.192	2.923.318	1.542.961
Loans and advances to customers	71.496.221	77.261.870	52.891.237	58.242.991
Investment securities (see Note 22)	10.208.135	19.485.971	7.040.922	11.677.118
Insurance related assets and receivables (Note 28)	31.170	33.567	—	—
Other assets (see Note 29)	2.568.330	2.045.520	1.941.539	1.613.995
Credit commitments (see Note 37) *	21.239.463	25.433.548	11.024.322	15.422.727
Total	116.588.653	131.000.026	86.304.217	96.671.312

* Credit commitments at 31 December 2011 include commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see Note 37). Commitments to extend credit include amounts of €1.686 million for the Group (2010: €1.319 million) and €80 million for the Bank (2010: €238 million) relating to commitments to extend credit, which cannot be cancelled and are those used in the Risk Weighted Assets calculation for capital adequacy purposes under the IRB rules (see Note 4.6).

4.2.5          Collateral and other credit enhancements

Counterparty risk

The Group faces counterparty risk mainly from OTC transactions and repo agreements. Counterparty risk is the risk arising from an obligor’s failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The setting and monitoring of these limits is a responsibility of the GMORMD.

Counterparty limits are set based on the credit rating of the financial institutions and the product type. The credit ratings are provided by the internationally recognized ratings agencies Moody’s and Standard & Poor’s. According to the Bank’s policy, if there is a divergence between the two agencies regarding the creditworthiness of a financial institution, the rating which is taken into consideration is the lowest.

The counterparty limits apply to all financial products in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and the prevailing conditions in the international financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA, GMRA and GMSLA contracts that respectively include all necessary closeout netting clauses and margining agreements. Additionally, for almost all the counterparties in over-the-counter derivatives, credit support annexes have been put in effect so that on the basis of daily valuations, net current exposures are managed through margin accounts where cash collaterals can be reciprocally posted.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances to customers are:

•                  Mortgages over residential properties;

•                  Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•                  Pledges over financial instruments such as debt securities and equities;

•                  Cash collaterals;

•                  State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers.  Debt securities, treasury and other eligible bills are generally unsecured.

Notes to the Financial Statements

Group and Bank

4.2.6          Loans and advances to customers and due from banks

Credit quality of loans and advances to customers and due from banks is summarised as follows:

Loans and advances to customers and due from banks - Group

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	17.614.695	4.985.854	3.770.225	3.348.849	20.166.171	49.885.794	4.634.944
Past due but not impaired	3.321.445	1.085.963	671.987	761.730	2.060.237	7.901.362	—
Impaired — collective	3.005.408	2.544.752	914.519	1.593.562	934.456	8.992.697	—
Impaired — individual	136.977	47.031	3.402	517.095	11.131.453	11.835.958	10.431
Total before allowance for impairment	24.078.525	8.663.600	5.360.133	6.221.236	34.292.317	78.615.811	4.645.375
Total allowance for impairment	(605.821)	(1.351.673)	(684.037)	(781.659)	(3.696.400)	(7.119.590)	(9.529)
Total	23.472.704	7.311.927	4.676.096	5.439.577	30.595.917	71.496.221	4.635.846

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	20.361.835	5.717.243	3.892.004	4.152.998	30.697.350	64.821.430	3.319.197
Past due but not impaired	3.226.472	991.595	656.067	838.537	1.819.964	7.532.635	1.299
Impaired — collective	1.863.127	1.851.801	843.434	1.116.120	458.665	6.133.147	—
Impaired — individual	114.277	36.191	2.972	312.853	1.869.984	2.336.277	10.349
Total before allowance for impairment	25.565.711	8.596.830	5.394.477	6.420.508	34.845.963	80.823.489	3.330.845
Total allowance for impairment	(304.370)	(884.424)	(579.547)	(574.729)	(1.218.549)	(3.561.619)	(9.391)
Total	25.261.341	7.712.406	4.814.930	5.845.779	33.627.414	77.261.870	3.321.454

Impaired loans and advances to customers include loans for which the Group has granted a concession as a result of the debtor’s financial difficulties

Credit quality of loans and advances to customers and due from banks neither past due nor impaired - Group

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	17.095.489	4.769.335	3.764.825	2.770.357	16.532.815	44.932.821	4.461.545
Watch list or substandard	519.206	216.519	5.400	578.492	3.633.356	4.952.973	173.399
Total	17.614.695	4.985.854	3.770.225	3.348.849	20.166.171	49.885.794	4.634.944

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	20.345.730	5.692.457	3.892.004	3.825.698	29.040.678	62.796.567	3.319.197
Watch list or substandard	16.105	24.786	—	327.300	1.656.672	2.024.863	—
Total	20.361.835	5.717.243	3.892.004	4.152.998	30.697.350	64.821.430	3.319.197

Ageing analysis of loans and advances to customers and due from banks past due but not impaired - Group

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.529.912	682.682	509.651	496.069	1.493.830	4.712.144	—
Past due 31-90 days	1.175.261	363.793	162.315	244.829	357.543	2.303.741	—
Past due over 90 days	616.272	39.488	21	20.832	208.864	885.477	—
Total	3.321.445	1.085.963	671.987	761.730	2.060.237	7.901.362	—

Notes to the Financial Statements

Group and Bank

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.622.137	627.775	473.008	463.990	983.157	4.170.067	—
Past due 31-90 days	1.062.986	363.820	183.059	261.929	630.359	2.502.153	—
Past due over 90 days	541.349	—	—	112.618	206.448	860.415	1.299
Total	3.226.472	991.595	656.067	838.537	1.819.964	7.532.635	1.299

Loans and advances to customers and due from banks  - Bank

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	14.119.816	2.459.611	780.608	1.863.335	16.507.260	35.730.630	8.026.009
Past due but not impaired	2.877.277	607.316	228.873	486.722	1.201.518	5.401.706	—
Impaired - collective	2.893.125	2.039.519	541.196	1.340.986	481.817	7.296.643	—
Impaired - individual	5.070	2.063	—	121.168	10.103.057	10.231.358	—
Total before allowance for impairment	19.895.288	5.108.509	1.550.677	3.812.211	28.293.652	58.660.337	8.026.009
Total allowance for impairment	(550.899)	(1.011.962)	(415.535)	(559.922)	(3.230.782)	(5.769.100)
Total	19.344.389	4.096.547	1.135.142	3.252.289	25.062.870	52.891.237	8.026.009

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	16.254.306	3.253.814	996.390	2.577.896	26.646.194	49.728.600	7.089.790
Past due but not impaired	2.741.167	605.778	310.888	576.513	759.079	4.993.425	1.299
Impaired - collective	1.791.672	1.433.861	500.848	855.128	206.916	4.788.425	—
Impaired - individual	9.258	2.604	—	113.082	858.976	983.920	—
Total before allowance for impairment	20.796.403	5.296.057	1.808.126	4.122.619	28.471.165	60.494.370	7.091.089
Total allowance for impairment	(252.941)	(602.918)	(344.099)	(371.974)	(679.447)	(2.251.379)	—
Total	20.543.462	4.693.139	1.464.027	3.750.645	27.791.718	58.242.991	7.091.089

Credit quality of loans and advances to customers and due from banks neither past due nor impaired - Bank

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	14.119.816	2.459.611	780.608	1.360.442	13.505.018	32.225.495	7.852.610
Watch list or substandard	—	—	—	502.893	3.002.242	3.505.135	173.399
Total	14.119.816	2.459.611	780.608	1.863.335	16.507.260	35.730.630	8.026.009

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Satisfactory	16.254.306	3.253.814	996.390	2.277.079	25.364.033	48.145.622	7.089.790
Watch list or substandard	—	—	—	300.817	1.282.161	1.582.978	—
Total	16.254.306	3.253.814	996.390	2.577.896	26.646.194	49.728.600	7.089.790

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers and due from banks past due but not impaired - Bank

As at 31 December 2011	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.252.942	349.955	164.265	313.558	862.708	2.943.428	—
Past due 31-90 days	1.015.395	221.988	64.608	163.450	157.338	1.622.779	—
Past due over 90 days	608.940	35.373	—	9.714	181.472	835.499	—
Total	2.877.277	607.316	228.873	486.722	1.201.518	5.401.706	—

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.327.684	373.804	204.872	314.958	515.124	2.736.442	—
Past due 31-90 days	883.002	231.974	106.016	153.619	133.604	1.508.215	—
Past due over 90 days	530.481	—	—	107.936	110.351	748.768	1.299
Total	2.741.167	605.778	310.888	576.513	759.079	4.993.425	1.299

Repossessed collateral

During 2011, the Group obtained assets by taking possession of collateral held as security of €89.373 (2010: €75.124). The corresponding figures for the Bank are €7.304 at 31 December 2011 (2010: €7.744).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the statement of financial position within other assets.

4.2.7       Credit risk concentration

The geographical concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Geographical concentration of loans and advances to customers and credit commitments - Group

	Loan portfolio				Credit commitments
	31.12.2011		31.12.2010		31.12.2011 *		31.12.2010 *

Greece	48.364.568	68%	52.707.655	68%	8.953.928	42%	13.788.130	55%
Turkey	14.422.400	20%	14.625.301	19%	10.734.687	51%	9.489.370	37%
SE Europe and Cyprus	7.298.004	10%	8.320.087	11%	1.077.937	5%	1.077.863	4%
West European Countries	1.188.745	2%	1.379.007	2%	404.834	2%	1.015.415	4%
Africa	222.504	—	229.820	—	68.076	—	62.770	—
Total	71.496.221		77.261.870		21.239.462		25.433.548

Geographical concentration of loans and advances to customers and credit commitments - Bank

	Loan portfolio				Credit commitments
	31.12.2011		31.12.2010		31.12.2011 *		31.12.2010 *

Greece	48.586.575	91%	53.049.179	91%	10.472.850	96%	14.335.533	93%
Turkey	956.597	2%	1.224.723	2%	—	—	—	—
SE Europe and Cyprus	1.911.143	4%	2.386.752	4%	112.743	—	36.709	—
West European Countries	1.349.874	3%	1.471.926	3%	400.722	4%	1.010.973	7%
Africa	87.048	—	110.411	—	38.007	—	39.512	—
Total	52.891.237		58.242.991		11.024.322		15.422.727

* Credit commitments at 31 December 2011 include commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see Note 37). Commitments to extend credit include amounts of €1.686 million for the Group (2010: €1.319 million) and €80 million for the Bank (2010: €238 million) relating to commitments to extend credit, which cannot be cancelled and are those used in the Risk Weighted Assets calculation for capital adequacy purposes under the IRB rules (see Note 4.6).

Notes to the Financial Statements

Group and Bank

The concentration by industry sector of the Group’s and Bank’s loans and advances to customers is summarised in the following table:

Industry concentration of loans and advances to customers

	Group				Bank
	31.12.2011		31.12.2010		31.12.2011		31.12.2010

Private individuals	35.460.638	49%	37.770.917	49%	24.579.267	46%	26.704.471	46%
Trade and services (excl. tourism)	8.956.101	13%	9.924.370	13%	8.921.637	17%	10.124.419	18%
Professionals	2.470.015	3%	2.489.313	3%	657.273	1%	654.678	1%
Industry & mining	5.466.351	8%	5.787.833	7%	3.471.137	7%	3.711.538	7%
Small scale industry	2.417.264	3%	2.767.023	4%	1.209.150	2%	1.388.542	2%
General Government	7.208.830	10%	8.901.889	12%	7.142.650	14%	8.807.346	15%
Construction and real estate development	2.860.818	4%	3.039.782	4%	1.592.124	3%	1.736.499	3%
Shipping	1.842.978	3%	1.872.067	2%	1.832.958	3%	1.864.314	3%
Transportation and telecommunications (excl. shipping)	1.331.717	2%	1.327.764	2%	861.434	2%	868.422	1%
Energy	1.992.415	3%	1.618.605	2%	1.713.101	3%	1.392.682	2%
Tourism	634.856	1%	796.660	1%	475.248	1%	489.907	1%
Other	854.238	1%	965.647	1%	435.258	1%	500.173	1%
Total	71.496.221		77.261.870		52.891.237		58.242.991

4.2.8           Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2011 and 2010, based on Moody’s ratings or their equivalent:

Ratings - Group

As at 31 December 2011	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	85.071	—	12.693	59.134	447	157.345
Aa1 to A3	109.158	—	229.151	8.299	175.562	522.170
Baa1 to Ba3	138.923	—	3.334.156	76.932	74.855	3.624.866
Lower than Ba3	2.326.668	—	286.080	879.301	4.888.494	8.380.543
- Of which GGBs and Greek T-bills	2.270.889	—	—	866.364	4.520.360	7.657.613
Unrated	911	—	30.212	—	16.187	47.310
Total	2.660.731	—	3.892.292	1.023.666	5.155.545	12.732.234

As at 31 December 2010	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	7.063	—	129.197	60.034	41.525	237.819
Aa1 to A3	463.828	—	837.487	22.203	225.373	1.548.891
Baa1 to Ba3	1.179.041	33.569	5.972.002	3.544.047	8.526.764	19.255.423
- Of which GGBs and Greek T-bills	939.346	—	1.215.631	3.501.126	8.064.466	13.720.569
Lower than Ba3	2.211	—	74.329	—	20.087	96.627
Unrated	1.192	—	29.923	—	3.000	34.115
Total	1.653.335	33.569	7.042.938	3.626.284	8.816.749	21.172.875

Notes to the Financial Statements

Group and Bank

Ratings - Bank

As at 31 December 2011	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	85.071	—	2.978	—	447	88.496
Aa1 to A3	45.506	—	133.757	8.299	166.071	353.633
Baa1 to Ba3	25.516	—	541.759	724.119	74.854	1.366.248
Lower than Ba3	2.300.777	—	217.929	533.057	4.439.729	7.491.492
- Of which GGBs and Greek T-bills	2.270.713	—	—	324.043	4.044.113	6.638.869
Unrated	—	—	1.571	56.755	2.965	61.291
Total	2.456.870	—	897.994	1.322.230	4.684.066	9.361.160

As at 31 December 2010	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	7.063	—	129.197	—	41.525	177.785
Aa1 to A3	80.553	—	386.516	11.077	215.901	694.047
Baa1 to Ba3	990.604	—	2.079.064	1.901.944	6.754.390	11.726.002
- Of which GGBs and Greek T-bills	938.991	—	1.215.631	1.185.929	6.319.142	9.659.693
Lower than Ba3	2.211	—	72.904	—	20.087	95.202
Unrated	—	—	—	61.513	3.000	64.513
Total	1.080.431	—	2.667.681	1.974.534	7.034.903	12.757.549

4.2.9       Exposure to European countries with significant economic and fiscal strains

The tables below present the Group’s exposure at 31 December 2011 to European countries with significant economic and fiscal strains, other than Greece. The countries included in the tables are Portugal, Ireland, Italy, Spain and Hungary and have been determined as those either receiving financial support from the Eurozone countries and / or the IMF, as well as those that have initiated severe austerity measures in an attempt to improve their fiscal budgets.

Funded exposure — Group

As at 31 December 2011	Portugal	Ireland	Italy	Spain	Hungary	Total
Due from banks	14.416	—	20.445	9.334	—	44.195
Loans and advances to customers- Corporate	—	—	—	2.186	21.388	23.574
Total	14.416	—	20.445	11.520	21.388	67.769

	Portugal		Ireland		Italy		Spain		Hungary		Total
As at 31 December 2011	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value
Trading securities - Government bonds	—	—	20.049	20.049	—	—	—	—	—	—	20.049	20.049
Available-for-sale investment securities - Debt securities issued by other governments and public sector entities	—	—	—	—	3.364	2.864	—	—	6.482	5.673	9.846	8.537
Loans-and-receivables investment securities - Debt securities issued by foreign financial institutions	—	—	23.049	34.543	—	—	—	—	—	—	23.049	34.543
Total	—	—	43.098	54.592	3.364	2.864	—	—	6.482	5.673	52.944	63.129

Total exposure — Group

As at 31 December 2011	Portugal	Ireland	Italy	Spain	Hungary	Total
Total funded exposure	14.416	43.098	23.309	11.520	27.061	119.404
Unfunded exposure to corporate and financial institutions	2.836	20	12.647	15.701	—	31.204
Total	17.252	43.118	35.956	27.221	27.061	150.608

Notes to the Financial Statements

Group and Bank

Funded exposure — Bank

As at 31 December 2011	Portugal	Ireland	Italy	Spain	Hungary	Total
Due from banks	14.366	—	—	—	—	14.366
Loans and advances to customers- Corporate	—	—	—	2.186	21.388	23.574
Total	14.366	—	—	2.186	21.388	37.940

	Portugal		Ireland		Italy		Spain		Hungary		Total
As at 31 December 2011	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value	Carrying amount / Amortized cost	Fair value
Trading securities - Government bonds	—	—	20.049	20.049	—	—	—	—	—	—	20.049	20.049
Available-for-sale investment securities - Debt securities issued by other governments and public sector entities	—	—	—	—	—	—	—	—	6.482	5.673	6.482	5.673
Loans-and-receivables investment securities - Debt securities issued by foreign financial institutions	—	—	23.049	34.543	—	—	—	—	—	—	23.049	34.543
Total	—	—	43.098	54.592	—	—	—	—	6.482	5.673	49.580	60.265

Total exposure - Bank

As at 31 December 2011	Portugal	Ireland	Italy	Spain	Hungary	Total
Total funded exposure	14.366	43.098	—	2.186	27.061	86.711
Unfunded exposure to corporate and financial institutions	2.636	—	11.947	15.401	—	29.984
Total	17.002	43.098	11.947	17.587	27.061	116.695

As at 31 December 2011 the Group and the Bank have recognized €17,0 million impairment with respect to the loans-and-receivables investment securities issued by Portugal. No other impairment has been recognized with respect to the above exposures.

As at 31 December 2011, we did not have any derivatives bought or sold related to the sovereign risk of these countries.

4.3                     Market risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility.  In recent years, the Group has expanded its trading activities to a wide variety of financial products in order to enhance profitability and service its clientele. These trading activities involve the undertaking of market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in the interest rates.  A principal source of interest rate risk exposure arises from the Group’s trading and available-for-sale bond portfolios, and the interest rate exchange traded and OTC transactions.

More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and International corporate issuances.  In order to provide a hedge for the interest rate risk arising from the position in fixed-rate Greek government bonds, NBG enters into future contracts on 2, 5 and 10 years German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes. Additionally, NBG is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.  As a means of hedging, the Bank uses swaps to convert the fixed rate risk into floating rate risk in order to reduce earnings volatility.

Apart from the Bank, the most significant source of market risk on a Group level is related to Finansbank’s portfolio. Of the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to interest rate risk and has to manage the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in Turkish Lira.  In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary reasons.  As a means of hedging, it enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

Moreover, Finansbank obtains liquidity in US dollars which are then converted into Turkish Lira through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele.  These Cross Currency Interest Rate Swaps also act as a hedge to the interest rate risk inherent in Finansbank’s loan portfolio.

Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the Athens Exchange, and also retains positions in stock and equity index derivatives traded in the Greek and international

Notes to the Financial Statements

Group and Bank

exchanges.  The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is held for trading purposes and as a mechanism to hedge the equity risk arising from the Group’s cash position and from the equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group also enters into OTC equity transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to potential loss due to adverse movements in foreign exchange rates.  The foreign exchange risk derives from the net Open Currency Position (“OCP”) of the Bank, which primarily consists of transactions in foreign currencies (i.e. foreign exchange spot and forward deals) executed by the Treasury Division. The OCP is distinguished between Trading and Structural OCP. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (i.e. loans, deposits, etc), along with the foreign exchange transactions performed by the Treasury Division.

On a Group level, the foreign exchange risk derives from the OCP of each subsidiary, due to the transactions in foreign currencies performed by the local treasury divisions.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele.  According to the Bank’s policy, at the end of each trading day the OCP should remain with the limits set by the Treasury Division and the GMORMD. The same policy applies to all of our subsidiaries.

Furthermore, the Group has to manage its exposure to Turkish Lira, in order to reduce equity volatility arising from the conversion of Finansbank’s assets and liabilities from Turkish Lira into Euro.

4.3.1          Market risk on trading and available-for-sale portfolio

The Bank estimates the market risk of its trading and available-for-sale (“AFS”) portfolios by applying a Value-at-Risk (“VaR”) methodology. In particular, it has adopted the variance-covariance methodology, with a 99% confidence interval and one day holding period.  The VaR is calculated on a daily basis for the Bank’s Trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The system used is RiskWatch and it is created by Algorithmics. Both the model and the calculations have been thoroughly examined and approved by the BoG, as well as by internal auditors and external consultants.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and AFS portfolios.

The tables below present the Bank’s VaR for 2011 and 2010:

2011	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5.272	4.537	1.617	765
Average (daily value)	8.639	8.458	3.723	1.136
Max (daily value)	19.969	20.522	7.114	2.439
Min (daily value)	4.836	4.125	1.559	696

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	6.193	5.481	2.369	858
Average (daily value)	13.188	13.394	3.943	1.084
Max (daily value)	40.279	45.358	8.045	2.334
Min (daily value)	5.358	4.180	2.369	623

Apart from the Bank, market risk on a Group level mainly derives from the positions held in Finansbank’s trading and AFS portfolios. It should be mentioned that the market risk undertaken by the rest of our subsidiaries is insignificant. In order to monitor and efficiently manage market risk, Finansbank calculates on a daily basis the VaR of both its trading and AFS portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). The calculations refer to a 99% confidence interval and one day holding period. The system used is RiskWatch.

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR for 2011 and 2010:

2011	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	17.458	17.480	111	864
Average (daily value)	15.758	15.582	254	749
Max (daily value)	27.107	26.571	676	2.111
Min (daily value)	9.616	9.726	80	68

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	12.112	12.361	248	491
Average (daily value)	8.534	8.364	92	1.242
Max (daily value)	14.471	15.026	348	4.963
Min (daily value)	2.771	2.838	0,1	101

Moreover, the Bank calculates on a daily basis the Group VaR, taking into account both its own portfolios and the respective portfolios of Finansbank. The tables below present this VaR for 2011 and 2010:

2011	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	16.241	15.400	1.737	769
Average (daily value)	17.159	16.463	3.864	1.273
Max (daily value)	30.680	32.196	7.286	2.744
Min (daily value)	10.233	9.327	1.696	728

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	16.378	15.283	2.422	1.555
Average (daily value)	16.834	16.703	3.983	1.495
Max (daily value)	37.039	41.404	8.155	5.270
Min (daily value)	8.026	7.359	2.422	546

In addition, the Bank performs back testing in order to verify the predictive power of its VaR model.  The calculations refer only to the Bank’s trading positions, in accordance with the guidelines set by the BoG, and involve the comparison of the “hypothetical” daily gains and losses with the respective estimates of the VaR model used for regulatory purposes.  Finansbank also performs back testing on a daily basis, for the same reasons.

Notes to the Financial Statements

Group and Bank

Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis on both the trading and the available-for-sale portfolios based on specific scenarios.  The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.  The scenarios used address three main sources of risk to the Bank (interest rate, equity and foreign exchange risk).

Stress test analysis is also performed by Finansbank on its trading and available-for-sale portfolios on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

4.3.2          Limitations of the VaR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

•	The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

•

The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank’s portfolio cannot be easily liquidated.

•	VaR refers to the plausible loss on the portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

•	All calculations are based on the Bank’s positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred.

•	VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the effect on the value of the portfolio.

•	Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

•

The VaR model captures the variability of the market risk factors (interest rates, foreign exchange rates, equity indices). Although we incorporate the credit spread in the valuation of financial instruments used for the purposes of our VaR model, the calculation of the variance-covariance matrix used in our VaR model is based on the historical returns of German benchmark bonds, and does not incorporate the credit spread of financial instruments. The specific position risk of the Bank is measured through the standardized methodology.

To enhance the predictability of the VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis.

4.3.3          Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of Loans and advances to customers, Cash and balances with central banks, Due from banks, securities classified as loans-and-receivables, Due to customers, Due to banks, Debt securities in issue and Other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•

measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•	measurement of vulnerability to loss under stressful market conditions;

•	processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•	a documented policy regarding the management of interest rate risk in the banking book.

4.3.4          Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.330.251	4.028	—	—	—	2.747.874	4.082.153
Due from banks	4.059.576	35.955	94.247	451	—	445.617	4.635.846
Financial assets at FV through profit or loss	754.258	960.726	669.164	145.552	131.028	21.927	2.682.655
Loans and advances to customers	36.312.506	8.141.583	7.967.127	7.773.448	10.709.459	592.098	71.496.221
Investment securities - Available-for-sale	706.869	789.880	645.926	1.263.139	464.477	638.939	4.509.230
Investment securities - Held-to-maturity	64.279	235.984	457.484	115.533	150.270	116	1.023.666
Investment securities — Loans-and-receivables	304.158	490.562	1.636.104	551.691	2.173.030	—	5.155.545
Insurance related assets and receivables	5.730	9.358	18.403	1.618	110	613.207	648.426
Other assets	8.880	1.974	6.484	91	—	2.396.532	2.413.961
Total	43.546.507	10.670.050	11.494.939	9.851.523	13.628.374	7.456.310	96.647.703

Notes to the Financial Statements

Group and Bank

Liabilities
Due to banks	16.766.868	7.633.924	3.391.493	6.300.292	—	15.661	34.108.238
Due to customers	36.737.075	10.120.406	8.923.796	674.237	2.796	3.085.330	59.543.640
Debt securities in issue & other borrowed funds	110.285	258.123	969.232	1.615.899	455.097	31.302	3.439.938
Insurance related reserves and liabilities	132	1.899	13.834	10.728	2.780	2.656.077	2.685.450
Other liabilities	47.483	257.179	116.132	51.371	—	1.873.200	2.345.365
Total	53.661.843	18.271.531	13.414.487	8.652.527	460.673	7.661.570	102.122.631

Total interest sensitivity gap	(10.115.336)	(7.601.481)	(1.919.548)	1.198.996	13.167.701	(205.260)	(5.474.928)

Interest re-pricing dates - Group

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.806.529	3.485	—	16.547	—	2.703.922	7.530.483
Due from banks	2.764.096	278.080	67.434	11.224	—	200.620	3.321.454
Financial assets at FV through profit or loss	526.610	325.587	360.690	349.499	124.504	36.222	1.723.112
Loans and advances to customers	35.062.885	9.182.214	10.168.178	9.912.203	10.976.856	1.959.534	77.261.870
Investment securities — Available-for-sale	815.866	729.210	1.743.899	2.309.251	1.438.188	887.940	7.924.354
Investment securities — Held-to-maturity	11.077	585.195	1.923.777	747.434	358.786	15	3.626.284
Investment securities — Loans-and-receivables	716.129	921.073	715.602	2.004.767	4.459.178	—	8.816.749
Insurance related assets and receivables	3.052	735	2.454	—	—	754.219	760.460
Other assets	5.943	276	1.308	170	4.566	2.140.670	2.152.933
Total	44.712.187	12.025.855	14.983.342	15.351.095	17.362.078	8.683.142	113.117.699

Liabilities
Due to banks	13.025.625	14.915.336	1.935.478	2.109	—	20.148	29.898.696
Due to customers	45.451.545	12.134.787	7.058.901	677.215	1.517	2.715.072	68.039.037
Debt securities in issue & other borrowed funds	100.495	1.966.129	429.258	163.210	1.732.808	40.176	4.432.076
Insurance related reserves and liabilities	64	457	8.965	7.381	2.758	2.815.127	2.834.752
Other liabilities	35.973	242.277	87.238	34.253	—	2.017.908	2.417.649
Total	58.613.702	29.258.986	9.519.840	884.168	1.737.083	7.608.431	107.622.210

Total interest sensitivity gap	(13.901.515)	(17.233.131)	5.463.502	14.466.927	15.624.995	1.074.711	5.495.489

Interest re-pricing dates — Bank

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	833.103	4.028	—	—	—	729.452	1.566.583
Due from banks	6.917.538	599.346	150.328	60.451	—	298.346	8.026.009
Financial assets at FV through profit or loss	732.710	958.097	643.026	29.987	93.050	387	2.457.257
Loans and advances to customers	28.764.702	5.343.173	4.056.313	4.921.870	9.691.865	113.314	52.891.237
Investment securities — Available-for-sale	55.696	160.532	50.851	223.688	51.184	615.523	1.157.474
Investment securities — Held-to-maturity	73.298	344.904	825.155	71.643	7.230	—	1.322.230
Investment securities — Loans-and-receivables	216.333	460.799	1.618.296	476.320	1.912.318	—	4.684.066
Other assets	—	—	—	—	—	1.966.264	1.966.264
Total	37.593.380	7.870.879	7.343.969	5.783.959	11.755.647	3.723.286	74.071.120

Notes to the Financial Statements

Group and Bank

Liabilities
Due to banks	16.121.560	7.565.326	3.873.286	6.300.292	—	10.399	33.870.863
Due to customers	29.135.256	5.869.658	6.641.564	528.704	—	1.849.985	44.025.167
Debt securities in issue & other borrowed funds	126.500	163.065	139.819	1.130.934	450.000	33.650	2.043.968
Other liabilities	84.563	390.368	113.348	348.774	80.141	3.187.813	4.205.007
Total	45.467.879	13.988.417	10.768.017	8.308.704	530.141	5.081.847	84.145.005

Total interest sensitivity gap	(7.874.499)	(6.117.538)	(3.424.048)	(2.524.745)	11.225.506	(1.358.561)	(10.073.885)

Interest re-pricing dates — Bank

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.402.416	3.485	—	16.547	—	647.057	5.069.505
Due from banks	5.929.942	804.452	218.470	83.294	—	54.931	7.091.089
Financial assets at FV through Profit or Loss	431.325	243.919	331.736	51.312	22.139	1.861	1.082.292
Loans and advances to customers	27.758.348	5.649.323	6.331.854	6.641.249	9.897.260	1.964.957	58.242.991
Investment securities — Available-for-sale	87.555	370.333	435.501	655.846	762.404	723.573	3.035.212
Investment securities — Held-to-maturity	136.077	442.572	813.908	581.977	—	—	1.974.534
Investment securities — Loans-and-receivables	373.631	886.197	618.044	1.558.374	3.598.657	—	7.034.903
Other assets	—	—	772	—	—	1.646.903	1.647.675
Total	39.119.294	8.400.281	8.750.285	9.588.599	14.280.460	5.039.282	85.178.201

Liabilities
Due to banks	12.382.535	14.599.001	1.874.108	1.433	—	12.383	28.869.460
Due to customers	36.872.559	8.162.742	5.255.306	550.506	668	1.629.227	52.471.008
Debt securities in issue & other borrowed funds	126.500	1.008.915	143.045	80.000	1.780.113	43.296	3.181.869
Other liabilities	5.879	241.779	—	—	—	1.237.080	1.484.738
Total	49.387.473	24.012.437	7.272.459	631.939	1.780.781	2.921.986	86.007.075

Total interest sensitivity gap	(10.268.179)	(15.612.156)	1.477.826	8.956.660	12.499.679	2.117.296	(828.874)

4.3.5          Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

Notes to the Financial Statements

Group and Bank

The Group’s foreign exchange risk concentration as at 31 December 2011 and 2010 was as follows:

Foreign exchange risk concentration - Group

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3.147.996	90.795	65.262	421	6.512	194.568	576.599	4.082.153
Due from banks	3.083.902	765.854	80.476	32.936	67.999	447.939	156.740	4.635.846
Financial assets at FV through Profit or Loss	2.560.139	17.340	5	—	—	36.870	68.301	2.682.655
Derivative financial instruments	2.766.460	207.991	9.832	5.647	23.086	719.224	16.517	3.748.757
Loans and advances to customers	52.725.983	4.404.097	142.585	87.585	1.289.934	10.812.284	2.033.753	71.496.221
Investment securities — Available-for-sale	1.424.936	444.769	13.730	36	4	2.418.239	207.516	4.509.230
Investment securities — Held-to-maturity	1.010.730	—	—	—	—	—	12.936	1.023.666
Investment securities - Loans-and-receivables	5.038.869	27.977	—	88.699	—	—	—	5.155.545
Investment property	271.918	—	—	—	—	—	2.552	274.470
Investments in associates	56.627	—	—	—	—	1.304	5.066	62.997
Goodwill, software & other intangibles	212.799	—	70.129	—	—	1.687.138	166.755	2.136.821
Property & equipment	1.684.234	—	19.257	—	—	172.759	146.426	2.022.676
Insurance operations assets and receivables	683.978	19	—	2	233	11.544	4.862	700.638
Other assets	3.865.884	62.795	52.571	24.904	1.171	254.364	76.625	4.338.314
Total assets	78.534.455	6.021.637	453.847	240.230	1.388.939	16.756.233	3.474.648	106.869.989

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	33.123.739	525.097	2.357	26	36.415	373.933	46.671	34.108.238
Derivative financial instruments	3.489.524	329.544	33.037	194.179	30.105	390.605	2.466	4.469.460
Due to customers	41.665.852	5.100.988	285.657	101.995	68.372	8.601.926	3.718.850	59.543.640
Debt securities in issue & Other borrowed funds	2.221.353	1.008.257	—	—	—	182.641	27.687	3.439.938
Insurance related reserves and liabilities	2.648.462	88	—	2	547	32.114	4.237	2.685.450
Other liabilities	1.451.082	279.535	88.156	27.466	1.208	711.694	41.203	2.600.344
Retirement benefit obligations	256.126	—	—	—	—	14.237	5.573	275.936
Total liabilities	84.856.138	7.243.509	409.207	323.668	136.647	10.307.150	3.846.687	107.123.006

Net on balance sheet position	(6.321.683)	(1.221.872)	44.640	(83.438)	1.252.292	6.449.083	(372.039)	(253.017)

In 2011, Investments in associates includes €20.513, that has been reclassified as assets held for sale (see Note 30).

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	5.989.763	598.246	10.130	487	8.850	554.508	368.499	7.530.483
Due from banks	2.638.682	448.139	37.159	8.527	27.085	42.023	119.839	3.321.454
Financial assets at FV through Profit or Loss	1.561.848	27.009	—	—	—	89.373	44.882	1.723.112
Derivative financial instruments	1.267.475	217.169	10.517	18.040	15.334	134.637	68.020	1.731.192
Loans and advances to customers	57.787.493	4.521.619	216.301	103.798	1.328.629	10.989.058	2.314.972	77.261.870
Investment securities - Available-for-sale	4.009.680	486.065	9.737	—	4	3.137.572	281.296	7.924.354
Investment securities - Held-to-maturity	3.604.718	—	—	—	—	—	21.566	3.626.284
Investment securities - Loans-and-receivables	8.355.114	81.244	2.793	377.598	—	—	—	8.816.749
Investment property	210.812	—	—	—	—	—	2.368	213.180
Investments in associates	54.532	—	—	—	—	1.434	5.165	61.131
Goodwill, software & other intangibles	212.933	16	70.369	—	—	1.996.560	280.319	2.560.197
Property & equipment	1.694.674	—	19.880	—	—	189.656	166.236	2.070.446
Insurance operations assets and receivables	810.646	—	—	—	—	8.066	3.354	822.066
Other assets	2.597.322	95.309	51.513	32.466	1.341	267.552	36.584	3.082.087
Total assets	90.795.692	6.474.816	428.399	540.916	1.381.243	17.410.439	3.713.100	120.744.605

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	28.508.639	507.059	6.179	45	36.169	616.926	223.679	29.898.696
Derivative financial instruments	1.061.394	150.087	15.754	164.804	71.834	320.472	6.211	1.790.556
Due to customers	49.433.159	5.839.807	335.714	156.989	49.310	8.637.693	3.586.365	68.039.037
Debt securities in issue & Other borrowed funds	3.201.594	862.254	—	100.444	—	263.178	4.606	4.432.076
Insurance related reserves and liabilities	2.796.859	—	—	—	—	23.489	14.404	2.834.752
Other liabilities	1.425.030	270.500	78.343	34.659	4.344	819.794	59.453	2.692.123
Retirement benefit obligations	133.030	—	—	—	—	13.860	5.122	152.012
Total liabilities	86.559.705	7.629.707	435.990	456.941	161.657	10.695.412	3.899.840	109.839.252

Net on balance sheet position	4.235.987	(1.154.891)	(7.591)	83.975	1.219.586	6.715.027	(186.740)	10.905.353

Foreign exchange risk concentration - Bank

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1.440.294	40.450	59.108	318	767	59	25.587	1.566.583
Due from banks	6.983.367	571.911	37.897	31.879	221.748	6.242	172.965	8.026.009
Financial assets at FV through Profit or Loss	2.431.530	162	5	—	—	—	25.560	2.457.257
Derivative financial instruments	2.742.474	142.999	9.426	5.647	5.621	—	17.151	2.923.318
Loans and advances to customers	49.083.046	2.706.537	139.954	31.648	875.537	—	54.515	52.891.237
Investment securities - Available-for-sale	998.192	127.337	1.651	—	2	—	30.292	1.157.474
Investment securities - Held-to-maturity	602.178	703.300	—	—	—	—	16.752	1.322.230
Investment securities - Loans-and-receivables	4.554.804	29.069	11.494	88.699	—	—	—	4.684.066
Investments in subsidiaries	8.320.308	122.346	12.089	—	—	—	6.184	8.460.927
Investments in associates	26.316	—	—	—	—	—	—	26.316
Software & other intangible assets	128.029	316	277	—	—	—	331	128.953
Property & equipment	345.850	—	—	—	—	—	7.243	353.093
Other assets	3.241.792	42.787	—	24.095	1.336	77	—	3.310.087
Total assets	80.898.180	4.487.214	271.901	182.286	1.105.011	6.378	356.580	87.307.550

Notes to the Financial Statements

Group and Bank

As at 31 December 2011	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	33.564.518	79.791	166.735	2.157	37.776	—	19.886	33.870.863
Derivative financial instruments	3.463.313	232.726	32.986	194.179	12.454	4.042	785	3.940.485
Due to customers	39.811.173	2.674.819	225.324	106.516	43.751	2.488	1.161.096	44.025.167
Debt securities in issue & Other borrowed funds	1.888.951	68.972	86.045	—	—	—	—	2.043.968
Other liabilities	3.984.092	256.985	2.466	27.460	1.109	3.718	7.862	4.283.692
Retirement benefit obligations	208.891	—	—	—	—	—	—	208.891
Total liabilities	82.920.938	3.313.293	513.556	330.312	95.090	10.248	1.189.629	88.373.066

Net on balance sheet position	(2.022.758)	1.173.921	(241.655)	(148.026)	1.009.921	(3.870)	(833.049)	(1.065.516)

In 2011, Investments in associates includes €20.513, that has been reclassified as assets held for sale (see Note 30).

Foreign exchange risk concentration - Bank

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	4.998.124	36.955	5.697	325	393	32	27.979	5.069.505
Due from banks	6.630.209	247.305	12.328	14.470	50.786	792	135.199	7.091.089
Financial assets at FV through Profit or Loss	1.060.149	6.708	—	—	—	—	15.435	1.082.292
Derivative financial instruments	1.275.107	157.255	10.447	18.040	15.334	—	66.778	1.542.961
Loans and advances to customers	53.970.670	3.055.169	214.584	38.912	889.786	—	73.870	58.242.991
Investment securities - Available-for-sale	2.804.390	182.811	7.077	—	2	—	40.932	3.035.212
Investment securities - Held-to-maturity	1.470.361	486.455	—	—	—	—	17.718	1.974.534
Investment securities - Loans-and-receivables	6.573.268	81.244	2.793	377.598	—	—	—	7.034.903
Investments in subsidiaries	8.274.800	122.381	12.089	—	—	—	6.607	8.415.877
Investments in associates	27.811	—	—	—	—	—	—	27.811
Software & other intangible assets	139.322	442	682	—	—	—	361	140.807
Property & equipment	379.541	—	—	—	—	—	8.563	388.104
Other assets	2.133.608	83.634	8.880	31.460	1.152	37	—	2.258.771
Total assets	89.737.360	4.460.359	274.577	480.805	957.453	861	393.442	96.304.857

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	28.291.052	355.287	162.214	1.823	38.059	—	21.025	28.869.460
Derivative financial instruments	1.059.994	87.347	15.688	164.804	71.834	—	4.384	1.404.051
Due to customers	47.210.409	3.515.322	256.472	158.467	35.408	517	1.294.413	52.471.008
Debt securities in issue & Other borrowed funds	2.927.471	70.451	83.503	100.444	—	—	—	3.181.869
Other liabilities	1.201.339	250.555	1.984	34.090	538	10.576	19.380	1.518.462
Retirement benefit obligations	79.887	—	—	—	—	—	—	79.887
Total liabilities	80.770.152	4.278.962	519.861	459.628	145.839	11.093	1.339.202	87.524.737

Net on balance sheet position	8.967.208	181.397	(245.284)	21.177	811.614	(10.232)	(945.760)	8.780.120

4.4                     Liquidity risk

4.4.1          Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and it is maintained within acceptable levels. Even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing

Notes to the Financial Statements

Group and Bank

liabilities and capital requirements.

NBG’s executive and senior management have the responsibility for implementing the liquidity risk strategy approved by the RMC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. NBG’s executive and senior management is regularly informed about current liquidity risk exposures ensuring that the liquidity risk profile of NBG stays within approved levels.

The ALCO monitors the gap in maturities between assets and liabilities as well as the funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets.

4.4.2          Sources of liquidity

Currently, the Group’s principal source of liquidity are own funds, its deposit base and repurchase facilities with the ECB and central banks, as well as long-term debt, securitizations, covered bonds, credit lines with other banks and our participation in the Hellenic Republic Bank Support Plan in the form of issuance of state guarantee notes.

The reduced access to interbank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB and central banks repo facilities in 2011. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for certain tenors, lengthening tenors and broadening the scope of collateral it accepts. In this context, ECB offers access to short term and long term repos, with tenors from one week to three years. As at 31 December 2011, net ECB funding and funding from other central banks amounted to €30,9 billion (see Note 37 for the analysis of instruments pledged).

4.4.3          Financings under the Hellenic Republic Bank Support Plan

Under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar II

Description	Issue date	Maturity date	Nominal amount in million €		Interest rate
Floating Rate Notes	26 April 2010	April 2013	2.500,0		Paid quarterly at a rate of 3 month Euribor plus 1.200 bps (2)
Floating Rate Notes	4 May 2010	May 2013	1.345,0	(1)	Paid quarterly at a rate of 3 month Euribor plus 500 bps
Floating Rate Notes	4 May 2010	May 2013	655,0		Paid quarterly at a rate of 3 month Euribor plus 1.200 bps (2)
Floating Rate Notes	28 June 2010	June 2013	4.265,6		Paid quarterly at a rate of 3 month Euribor plus 1.200 bps (2)
Floating Rate Notes	23 December 2010	December 2013	4.107,7		Paid quarterly at a rate of 3 month Euribor plus 1.200 bps (2)
Floating Rate Notes	7 June 2011	June 2014	1.925,0		Paid quarterly at a rate of 3 month Euribor plus 1.200 bps
Total			14.798,3

(1) On 20 December 2011 and 23 December 2011, the Bank repurchased Notes of amount €907 million (€700 million and €207 million, respectively) that were held by third parties and included in the Group’s and the Bank’s debt securities in issue (see Note 33).

(2) On 3 June 2011, the interest rate increased to 3 month Euribor plus 1.200 bps.

The Notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position. Additionally, the Notes are currently rated Caa2 by Moody’s and B- by Fitch. For more information on other borrowed funds and long-term debt of the Group see Notes 33 and 34.

Pillar III

On 12 April 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

4.4.4          Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflows - Group

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	16.942.762	7.350.430	3.442.147	6.768.275	3.176	34.506.790
Due to customers	39.817.586	10.123.902	9.058.444	879.501	250.674	60.130.107
Debt securities in issue & Other borrowed funds	115.822	241.725	970.459	2.683.635	583.973	4.595.614
Insurance related reserves and liabilities	277.547	96.329	487.900	730.264	1.093.410	2.685.450
Other liabilities	676.396	508.549	326.900	367.818	38.118	1.917.781
Total — on balance sheet	57.830.113	18.320.935	14.285.850	11.429.493	1.969.351	103.835.742
Credit commitments *	6.638.175	893.379	2.198.447	8.417.783	3.091.679	21.239.463

Contractual undiscounted cash outflows - Group

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	13.135.920	14.665.523	1.966.876	15.956	282.528	30.066.803
Due to customers	48.371.829	11.748.928	7.447.445	806.427	201.070	68.575.699
Debt securities in issue & Other borrowed funds	77.427	340.045	1.221.533	1.759.877	2.652.559	6.051.441
Insurance related reserves and liabilities	666.494	137.909	580.333	564.870	885.146	2.834.752
Other liabilities	760.683	539.711	402.850	317.051	46.835	2.067.130
Total — on balance sheet	63.012.353	27.432.116	11.619.037	3.464.181	4.068.138	109.595.825
Credit commitments *	10.957.180	860.967	1.577.739	8.789.677	3.247.985	25.433.548

Contractual undiscounted cash outflow - Bank

As at 31 December 2011	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	16.200.665	7.360.777	3.936.774	6.768.275	3.176	34.269.667
Due to customers	30.958.885	5.542.290	6.762.863	697.784	349.669	44.311.491
Debt securities in issue & Other borrowed funds	1.119	85.228	102.593	1.925.174	1.398.037	3.512.151
Other liabilities	69.734	2.486.530	201.317	836.214	626.268	4.220.063
Total — on balance sheet	47.230.403	15.474.825	11.003.547	10.227.447	2.377.150	86.313.372
Credit commitments *	7.180.797	286.679	820.509	431.652	2.304.685	11.024.322

Contractual undiscounted cash outflow - Bank

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	12.411.310	14.389.517	1.904.663	10.600	255.723	28.971.813
Due to customers	38.557.798	7.953.140	5.453.554	610.892	189.698	52.765.082
Debt securities in issue & Other borrowed funds	925	20.518	154.007	1.641.429	3.455.036	5.271.915
Other liabilities	24.106	493.599	331.688	250.647	33.914	1.133.954
Total — on balance sheet	50.994.139	22.856.774	7.843.912	2.513.568	3.934.371	88.142.764
Credit commitments *	10.912.693	535.501	1.010.645	675.011	2.288.877	15.422.727

* Credit commitments at 31 December 2011 include commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see Note 37). Commitments to extend credit include amounts of €1.686 million for the Group (2010: €1.319 million) and €80 million for the Bank (2010: €238 million) relating to commitments to extend credit, which cannot be cancelled and are those used in the Risk Weighted Assets calculation for capital adequacy purposes under the IRB rules (see Note 4.6).

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders.

4.5          Insurance risk

The insurance policies issued by the Group carry a degree of risk.  The risk under any insurance policy is the possibility of the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency or severity of claims is greater than estimated.

Notes to the Financial Statements

Group and Bank

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions and past experience.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income.  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•      Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•      Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•      Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•      Investment return risk: risk of loss arising from actual returns being different than expected.

•      Expense risk: risk of loss arising from expense experience being different than expected.

•      Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience.  The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

Morbidity rates: Rates of hospitalization, by age and type of coverage,  derived from the historical experience.

Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

Discount rate: The discount rate is based on European governments’ benchmark bonds.

Liability adequacy test

Life business comprises of the following four main categories depending on the nature of the cover:

i.      Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on the projection of the future cash flows using current assumptions  in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  No additional liabilities resulted from the above process.

ii.     Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  An additional liability was necessary to cover the guaranteed return to policyholders, due to the fall in value of the funds resulting from the turbulence in the Greek economy.

iii.    Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies.  The test produced a liability that exceeded reserves to cover longevity risk.

iv.    Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses and annual premium increase.  The aforementioned test resulted in additional reserves.

Notes to the Financial Statements

Group and Bank

Sensitivity analysis

The analysis below is performed for reasonably possible movements in key assumptions with all other assumptions held constant, showing the impact on liabilities.  Movements in these assumptions are non-linear and may vary according to the current economic assumptions.

Sensitivity analysis

2011	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(26.669)
	-0,5%	28.564
Lapse / Surrender Rates	Increase by +10%	28.277
	Decrease by -10%	(39.533)
Morbidity Rates	Increase by +5%	96.498
	Decrease by -5%	(96.054)

2010	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(33.189)
	-0,5%	36.824
Lapse / Surrender Rates	Increase by +10%	1.570
	Decrease by -10%	(2.624)
Morbidity Rates	Increase by +5%	11.604
	Decrease by -5%	(11.598)

The above sensitivity analysis refers to the liabilities which relate to the Group’s hospitalisation health riders’ portfolio, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

A similar change, within a reasonable range, in the fundamental assumptions used for the liability adequacy test performed for the remaining categories of life insurance (traditional life and bancassurance products), does not appear to cause material deviations.

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims:  In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

As regards the motor branch, historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2005 (first year of adoption of IFRS and implementation of IFRS 4) to 2011.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2005 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case, including additional reserves resulted from the LAT performed.

Motor and Fire lines account for approximately 80% of the outstanding claim reserves balances.

Notes to the Financial Statements

Group and Bank

Motor TPL claims development

Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	2010	2011	Total reserves
Accident year		102.430	100.498	106.398	112.686	135.934	200.266	139.999
One year later		109.067	103.718	113.424	107.060	137.945	192.000	—
Two years later		109.139	100.128	108.062	105.031	138.932	—	—
Three years later		109.944	98.128	107.932	100.017	—	—	—
Four years later		109.270	96.608	103.921	—	—	—	—
Five years later		105.915	93.454	—	—	—	—	—
Six years later		106.150	—	—	—	—	—	—
Current estimate of cumulative claims		106.150	93.454	103.921	100.017	138.932	192.000	139.999
Accident year		(35.314)	(32.400)	(33.346)	(32.875)	(38.993)	(59.995)	(34.316)
One year later		(56.996)	(51.460)	(53.533)	(53.489)	(65.182)	(87.307)	—
Two years later		(71.669)	(61.376)	(64.173)	(60.424)	(72.543)	—	—
Three years later		(81.115)	(68.405)	(69.988)	(65.565)	—	—	—
Four years later		(86.744)	(73.678)	(73.697)	—	—	—	—
Five years later		(91.313)	(75.693)	—	—	—	—	—
Six years later		(93.802)	—	—	—	—	—	—
Cumulative payments		(93.802)	(75.693)	(73.697)	(65.565)	(72.543)	(87.307)	(34.316)
Total outstanding claims reserve	47.015	12.348	17.761	30.224	34.452	66.389	104.693	105.683	418.564

Fire claims development

Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	2010	2011	Total reserves
Accident year		14.112	32.151	22.397	26.480	35.369	26.683	19.376
One year later		13.541	32.338	21.397	39.473	30.197	25.971	—
Two years later		13.205	32.137	21.180	34.899	30.440	—	—
Three years later		13.048	33.242	20.882	34.550	—	—	—
Four years later		13.236	31.693	21.188	—	—	—	—
Five years later		12.672	33.428	—	—	—	—	—
Six years later		13.197	—	—	—	—	—	—
Current estimate of cumulative claims		13.197	33.428	21.188	34.550	30.440	25.971	19.376
Accident year		(6.232)	(9.111)	(10.440)	(7.937)	(19.051)	(5.679)	(6.877)
One year later		(11.306)	(29.453)	(15.735)	(19.268)	(25.339)	(18.818)	—
Two years later		(11.571)	(31.119)	(17.530)	(21.227)	(25.874)	—	—
Three years later		(11.849)	(32.358)	(17.574)	(28.022)	—	—	—
Four years later		(11.939)	(31.291)	(17.874)	—	—	—	—
Five years later		(11.894)	(31.313)	—	—	—	—	—
Six years later		(12.318)	—	—	—	—	—	—
Cumulative payments		(12.318)	(31.313)	(17.874)	(28.022)	(25.874)	(18.818)	(6.877)
Total outstanding claims reserve	4.918	879	2.115	3.314	6.528	4.566	7.153	12.499	41.972

4.6       Capital adequacy and credit ratings

The Group manages actively its capital base to ensure that entities in the Group maximise the return to stakeholders through the optimisation of the debt and equity balance. The Group takes advantage of contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders. In this context, in 2010 the Bank increased its capital by €1,8 billion through cash for reasons of strengthening its Upper Tier I capital.

In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group’s Risk Strategy.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Notes to the Financial Statements

Group and Bank

The unique events that occurred during 2011, such as the continuation, for a third year in a row, of the crisis in the Greek economy and the impairment losses recognized due to the completion of the exchange of the Greek debt (the “PSI”) (see Note 14), have adversely impacted the regulatory capital of the Group and the Bank which has been reduced significantly, and there is need for recapitalization. The recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the European Central Bank and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG. The main features of this Program are:

a)    All Greek banks are required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In addition, banks’ capital needs will be determined on the basis of a requirement to maintain a 7% Core Tier I capital ratio under a three-year adverse stress scenario;

b)    From 1 January, 2012 until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than 9%;

c)    The BoG, with the support of external consultants, is undertaking a comprehensive assessment of the banks’ capital needs and viability. This assessment will be based inter alia, on a stress-test exercise built on the results from an independent loan diagnostic exercise, the PSI impact, and the business and capital plans that banks have already submitted, and will be revised in accordance with BoG comments by end-April 2012;

d)    Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market, prior to 30 September 2012. Residual capital needs will be met from public support from the HFSF through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

e)    The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the bank’s total capital needs (to be defined in a separate law).

Capital adequacy (amounts in € million)

	Group			Bank
	31.12.2011	31.12.2011	31.12.2010	31.12.2011	31.12.2011	31.12.2010
Capital:	Proforma (*)			Proforma (*)
Upper Tier I capital	4.700	(2.502)	10.386	4.187	(3.015)	9.170
Lower Tier I capital	1.902	2.127	1.156	1.515	1.740	740
Deductions	(1.992)	(1.992)	(2.584)	(131)	(131)	(285)
Tier I capital	4.610	(2.367)	8.958	5.571	(1.406)	9.625
Upper Tier II capital	305	305	(11)	709	709	421
Lower Tier II capital	430	430	563	430	430	564
Deductions	(32)	(32)	(199)	(311)	(311)	(719)
Total capital	5.313	(1.664)	9.311	6.399	(578)	9.891

Total risk weighted assets	64.248	64.248	68.198	50.539	50.539	53.347

Ratios:
Tier I	7.2%	(3,7)%	13,1%	11,0%	(2,8)%	18,0%
Total	8.3%	(2,6)%	13,7%	12.7%	(1,1)%	18,5%

(*)The Proforma capital and capital ratios include the amount of €6,9 billion of  capital confirmed by the HFSF (see Note 49) and the amount of €77 million of capital created from the voluntary tender offer for the acquisition of the preferred securities issued by NBG Funding Ltd and for the €1.500 million 3rd Series fixed rate covered bonds due in 2016, which completed on 17 January 2012 (see Note 49).

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

However, at 31 December, 2011, the Group’s capital adequacy ratio was below the minimum threshold of 8% required (negative 2.6%) due to the recognition of losses from the Groups’ participation in the PSI (see Notes 14 & 21), and to this extend the Tier I and Total capital have been calculated before the application of the regulatory limits prescribed in the BoG Governor’s Act 2630/2010. Specifically, in case of negative regulatory equity the recognition of minority rights as well as Lower Tier I capital and Tier II is prohibited and certain investments in financial institutions are deducted from Tier I capital.

In the context of actions designed to fortify the Bank’s capital position, in December 2011 the Bank raised €1 billion through the issue of redeemable preference shares that were taken up in full by the Hellenic Republic and in January 2012 completed a tender offer to repurchase all or part of the covered bonds and hybrid securities issued by the Group in the past. This move enabled the Bank to strengthen its Core Tier I and Tier I capital by €302 million and €77 million respectively.

Notes to the Financial Statements

Group and Bank

In addition, on 20 April 2012, the HFSF in its letter to the Bank stated that the Bank of Greece on 19 April 2012 replied to HFSF the following:

a)              the Bank is evaluated as viable;

b)             the Bank submitted a business plan which includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable;

c)              the amount required for the restoration of the capital adequacy ratio to the minimum 8%, determined to €6,9 billion; and

d)             the HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of L.3864/2010 up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group’s capital adequacy ratio i.e. €6,9 billion.

In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of €6,9 billion. Furthermore, the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

Disclosures regarding capital adequacy and risk management information, imposed by BoG (Governor’s Act 2655/16.03.2012) in relation to Basel II - Pillar III and for covered bonds (Governor’s Act 2620/28.8.2009) will be updated by 15 June 2012 to the Bank’s website.

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	-	Negative
Fitch	B-	B	WD	Stable

4.7                     Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2011	31.12.2011	31.12.2010	31.12.2010

Financial Assets
Loans and advances to customers	71.217.551	69.802.372	76.699.787	75.667.100
Held-to-maturity investment securities	1.023.666	984.178	3.626.284	2.641.196
Loans-and-receivables investment securities	5.155.545	4.423.267	8.816.749	7.735.282

Financial Liabilities
Due to customers	57.763.913	57.773.514	66.798.281	66.793.522
Debt securities in issue	668.567	667.434	1.209.647	1.170.773
Other borrowed funds	1.712.074	1.655.939	1.961.329	1.959.524

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2011	31.12.2011	31.12.2010	31.12.2010

Financial Assets
Loans and advances to customers	52.891.237	51.631.818	58.242.991	57.176.602
Held-to-maturity investment securities	1.322.230	1.272.585	1.974.534	1.837.552
Loans-and-receivables investment securities	4.684.066	3.954.004	7.034.903	6.171.841

Financial Liabilities
Due to customers	42.245.440	42.252.559	51.230.252	51.226.428
Debt securities in issue	—	—	943.115	904.351
Other borrowed funds	984.671	738.103	977.654	890.385

Notes to the Financial Statements

Group and Bank

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2011 and 2010:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.  In particular, for Greek government bonds classified as held-to-maturity and loans-and-receivables investment securities that were exchanged in the context of the PSI see Note 14.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 December 2011 and 2010, as described in Note 2.10

Financial instruments measured at fair value-Group

	Fair value measurement using			Total asset/ liability
As at 31 December 2011	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	200.873	2.448.637	33.145	2.682.655
Derivative financial instruments	9.349	3.665.745	73.663	3.748.757
Loans and advances to customers designated as at fair value through profit or loss	—	278.670	—	278.670
Available-for-sale investment securities	3.252.196	1.109.363	112.312	4.473.871
Insurance related assets and receivables	137.190	21.829	9.341	168.360
Total Assets	3.599.608	7.524.244	228.461	11.352.313

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.779.727	—	1.779.727
Derivative financial instruments	8.371	4.439.707	21.382	4.469.460
Debt securities in issue designated as at fair value through profit or loss	—	1.059.297	—	1.059.297
Other liabilities	5.009	283.185	—	288.194
Total Liabilities	13.380	7.561.916	21.382	7.596.678

Notes to the Financial Statements

Group and Bank

	Fair value measurement using			Total asset/ liability
As at 31 December 2010	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	1.100.901	585.349	36.862	1.723.112
Derivative financial instruments	3.710	1.691.886	35.596	1.731.192
Loans and advances to customers designated as at fair value through profit or loss	—	562.083	—	562.083
Available-for-sale investment securities	4.180.997	3.664.585	37.623	7.883.205
Insurance related assets and receivables	200.009	33.567	—	233.576
Total Assets	5.485.617	6.537.470	110.081	12.133.168

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.240.133	623	1.240.756
Derivative financial instruments	10.068	1.771.405	9.083	1.790.556
Debt securities in issue designated as at fair value through profit or loss	—	1.160.656	—	1.160.656
Other borrowed funds designated as at fair value through profit or loss	—	100.444	—	100.444
Other liabilities	15.681	265.705	—	281.386
Total Liabilities	25.749	4.538.343	9.706	4.573.798

Financial instruments measured at fair value- Bank

	Fair value measurement using			Total asset/ liability
As at 31 December 2011	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	83.006	2.341.106	33.145	2.457.257
Derivative financial instruments	5.703	2.843.952	73.663	2.923.318
Available-for-sale investment securities	236.750	441.565	95.262	773.577
Total Assets	325.459	5.626.623	202.070	6.154.152

Liabilities

Due to customers designated as at fair value through profit or loss	—	1.779.727	—	1.779.727
Derivative liabilities	7.494	3.923.253	9.738	3.940.485
Debt securities in issue designated as at fair value through profit or loss	—	1.059.297	—	1.059.297
Other liabilities	—	947.395	99.917	1.047.312
Total Liabilities	7.494	7.709.672	109.655	7.826.821

	Fair value measurement using			Total asset/ liability
As at 31 December 2010	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	940.716	104.714	36.862	1.082.292
Derivative financial instruments	2.819	1.504.546	35.596	1.542.961
Available-for-sale investment securities	388.284	2.219.610	37.623	2.645.517
Total Assets	1.331.819	3.828.870	110.081	5.270.770

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.240.133	623	1.240.756
Derivative liabilities	9.098	1.388.413	6.540	1.404.051
Debt securities in issue designated as at fair value through profit or loss	—	1.160.656	—	1.160.656
Other borrowed funds designated as at fair value through profit or loss	—	100.444	—	100.444
Other liabilities	—	265.705	—	265.705
Total Liabilities	9.098	4.155.351	7.163	4.171.612

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2011.

Notes to the Financial Statements

Group and Bank

Level 3 financial instruments

Level 3 financial instruments at 31 December 2011 include:

(a)   Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)   Securities at fair value through profit or loss and available-for-sale securities, which are valued using valuation techniques with significant unobservable inputs, principally comprised of securities that require correlation between various interest indices.

(c)   Available-for-sale securities, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

(d)   A short position of the Bank in a Greek government bond exchanged in the PSI, whose fair value is based on the estimated fair value of the new Greek government bonds received in the exchange (see Note 14). At Group level this short position is offset with the long position held by the Group in the same bond.

The table below presents a reconciliation of all Level 3 fair value measurements for the year ended 31 December 2011 and 31 December 2010, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into Level 3

The main transfers into Level 3 include corporate bonds in the available-for-sale investment securities amounting to €73.386 and €56.336 for the Group and the Bank, respectively, which were transferred from level 2 to level 3 as at 31.12.2011 because the fair value of those instruments was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments.

Reconciliation of fair value measurements in Level 3 - Group

	Year Ended 31 December 2011				Year Ended 31 December 2010
	Securities at FVTPL	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Securities at FVTPL	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	36.862	26.513	37.623	—	63.117	20.154	489.869
Gain / (losses) included in Income statement	(4.053)	(6.108)	990	—	(6.922)	34.893	(13.485)
Gain / (losses) included in OCI	—	—	313	—	—	—	552
Purchases	—	2.994	—	—	136	1.305	—
Settlements	—	(13.136)	—	—	(10.703)	(29.839)	(295.345)
Transfer into/ (out of) level 3	336	42.018	73.386	9.341		—
Transfer to Held-to-maturity or Loans and receivables investment securities	—	—	—	—	(8.766)	—	(143.968)
Balance at 31 December	33.145	52.281	112.312	9.341	36.862	26.513	37.623

	Year Ended 31 December 2011	Year Ended 31 December 2010
	Due to customers designated as at fair value through profit or loss	Due to customers designated as at fair value through profit or loss
Balance at 1 January	623	4.893
(Gain) / losses included in Income statement	114	241
Purchases	—	—
Settlements	(737)	(4.511)
Balance at 31 December	—	623

Reconciliation of fair value measurements in Level  3 - Bank

	Year Ended 31 December 2011			Year Ended 31 December 2010
	Securities at FVTPL	Net Derivative financial instruments	Available- for-sale investment securities	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities

Balance at 1 January	36.862	29.056	37.623	63.117	16.652	489.869
Gain / (losses) included in Income statement	(4.053)	2.993	990	(6.922)	40.938	(13.485)
Gain / (losses) included in OCI	—	—	313	—	—	552
Purchases	—	2.994	—	136	1.305	—
Settlements	—	(13.136)	—	(10.703)	(29.839)	(295.345)
Transfer into/ (out of) level 3	336	42.018	56.336	—	—	—
Transfer to Held-to-maturity or Loans and receivables investment securities	—	—	—	(8.766)	—	(143.968)
Balance at 31 December	33.145	63.925	95.262	36.862	29.056	37.623

Notes to the Financial Statements

Group and Bank

	Year Ended 31 December 2011		Year Ended 31 December 2010
	Due to customers designated as at fair value through profit or loss	Other liabilities	Due to customers designated as at fair value through profit or loss

Balance at 1 January	623	—	29.482
(Gain) / losses included in Income statement	114	(52.234)	652
Purchases	—	152.151	—
Settlements	(737)	—	(29.511)
Balance at 31 December	—	99.917	623

Notes to the Financial Statements

Group and Bank

Gains and losses included in Income statement have been reported in Net trading income and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €10 for the year ended 31 December 2011 (2010: €40) which has been reported in “Net interest income” at Bank and Group Level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, deposits designated as at fair value through profit or loss and other liabilities amount for the year ended 31 December 2011 to €(4.051), €(6.208), €nil and €nil respectively (2010: €(7.578), €33.807, €10 and €nil respectively) and to €(4.051), €2.893, €nil and €53.967 for the Bank respectively (2010: €(7.578), €39.852,  €10 and nil respectively).

For financial instruments measured at fair value using significant unobservable inputs (level 3), changing one or more of the unobservable inputs to reasonably possible alternative assumptions does not change fair value significantly.

NOTE 5:                            Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended 31 December 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group

Net interest income	1.203.449	775.789	371.353	62.831	387.197	903.357	138.832	3.842.808
Net fee and commission income	101.398	81.691	(106.766)	6.935	94.218	313.622	2.751	493.849
Other	(25.192)	(61.766)	8.674	178.720	5.824	35.646	(106.603)	35.303
Total income	1.279.655	795.714	273.261	248.486	487.239	1.252.625	34.980	4.371.960
Direct costs	(687.823)	(52.153)	(65.095)	(135.460)	(293.350)	(656.414)	(249.029)	(2.139.324)
Allocated costs and provisions	(1.514.674)	(2.151.714)	(10.723.025)	(633.054)	(202.164)	(147.058)	(282.246)	(15.653.935)
Share of profit of associates			(2.592)	1.051	1.193	94	1.433	1.179
Profit / (loss) before tax	(922.842)	(1.408.153)	(10.517.451)	(518.977)	(7.082)	449.247	(494.862)	(13.420.120)
Tax benefit / (expense)								1.095.236
Profit / (loss) for the period								(12.324.884)
Non-controlling interests								(19.148)
Profit attributable to NBG shareholders								(12.344.032)

Segment assets as at 31 December 2011
Segment assets	27.368.430	16.195.725	24.903.725	2.041.287	9.856.192	20.671.864	4.280.798	105.318.021
Deferred tax assets and Current income tax advance								1.551.968
Total assets								106.869.989

Segment liabilities as at 31 December 2011
Segment liabilities	38.959.017	461.117	35.278.520	2.766.900	7.157.926	16.557.974	5.826.838	107.008.292
Current income and deferred tax liabilities								114.714
Total liabilities								107.123.006
Depreciation and amortisation (1)	18.759	1.688	4.848	8.895	36.261	54.593	101.187	226.231
Credit provisions and other impairment charges	1.180.171	2.101.421	10.702.049	631.329	200.322	147.058	259.932	15.222.282
Non-current assets additions	5.517	10.805	35.736	3.112	18.872	80.175	66.134	220.351

Breakdown by business segment

12 month period ended 31 December 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group

Net interest income	1.368.231	621.918	472.177	54.066	461.836	1.053.634	116.095	4.147.957
Net fee and commission income	127.788	77.841	37.556	8.054	102.260	262.723	(6.297)	609.925
Other	(25.223)	(73.770)	(205.549)	101.146	28.456	47.939	8.595	(118.406)
Total income	1.470.796	625.989	304.184	163.266	592.552	1.364.296	118.393	4.639.476
Direct costs	(683.711)	(53.058)	(77.823)	(159.653)	(300.583)	(659.239)	(160.099)	(2.094.166)
Allocated costs and provisions	(1.155.003)	(259.477)	(60.472)	(37.603)	(209.568)	(144.586)	(42.569)	(1.909.278)
Share of profit of associates	—	—	310	903	1.055	289	(959)	1.598
Profit / (loss) before tax	(367.918)	313.454	166.199	(33.087)	83.456	560.760	(85.234)	637.630
Tax benefit / (expense)								(197.206)
Profit / (loss) for the period								440.424
Non-controlling interests								(34.902)
Profit attributable to NBG shareholders								405.522

Segment assets as at 31 December 2010
Segment assets	30.079.448	18.957.278	29.793.880	3.052.124	10.506.104	20.619.183	7.129.220	120.137.237
Deferred tax assets and Current income tax advance								607.368
Total assets								120.744.605

Segment liabilities as at 31 December 2010
Segment liabilities	47.654.137	762.539	30.345.564	2.961.235	7.289.590	16.527.330	4.103.750	109.644.145
Current income and deferred tax liabilities								195.107
Total liabilities								109.839.252
Depreciation and amortisation (1)	19.746	1.291	5.968	9.698	35.483	53.633	101.441	227.260
Credit provisions and other impairment charges	796.593	204.037	39.865	36.987	209.528	144.586	18.731	1.450.327
Non-current assets additions	8.730	13.254	4.093	5.137	52.360	67.704	105.934	257.212

(1)             Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2011	Greece	S.E. Europe	Turkey	Other	Group

Net interest income	2.549.374	335.684	906.237	51.513	3.842.808
Net fee and commission income	86.182	82.521	313.547	11.599	493.849
Other	(40.833)	1.420	70.264	4.452	35.303
Total income	2.594.723	419.625	1.290.048	67.564	4.371.960
Direct costs	(1.177.457)	(247.434)	(669.521)	(44.912)	(2.139.324)
Allocated costs and provisions	(15.306.555)	(179.171)	(147.058)	(21.151)	(15.653.935)
Share of profit of associates	(108)	1.193	94	—	1.179
Profit / (loss) before tax	(13.889.397)	(5.787)	473.563	1.501	(13.420.120)
Tax expense					1.095.236
Profit / (loss) for the period					(12.324.884)
Non-controlling interest					(19.148)
Profit attributable to NBG shareholders					(12.344.032)

Depreciation and amortisation (1)	135.131	33.045	55.120	2.935	226.231
Credit provisions and other impairment charges	14.874.902	179.171	147.058	21.151	15.222.282
Non-current asset additions	120.817	16.276	80.662	2.596	220.351
Non-current assets	4.101.153	230.085	284.479	21.783	4.637.500

Breakdown by location

12-month period ended 31 December 2010	Greece	S.E. Europe	Turkey	Other	Group

Net interest income	2.629.388	414.749	1.056.780	47.040	4.147.957
Net fee and commission income	245.085	90.551	262.664	11.625	609.925
Other	(224.474)	23.897	77.524	4.647	(118.406)
Total income	2.649.999	529.197	1.396.968	63.312	4.639.476
Direct costs	(1.122.748)	(255.038)	(670.991)	(45.389)	(2.094.166)
Allocated costs and provisions	(1.555.164)	(196.380)	(144.586)	(13.148)	(1.909.278)
Share of profit of associates	254	1.055	289	—	1.598
Profit / (loss) before tax	(27.659)	78.834	581.680	4.775	637.630
Tax expense					(197.206)
Profit / (loss) for the period					440.424
Non-controlling interest					(34.902)
Profit attributable to NBG shareholders					405.522

Depreciation and amortisation (1)	136.862	32.276	54.317	3.805	227.260
Credit provisions and other impairment charges	1.096.213	196.380	144.586	13.148	1.450.327
Non-current asset additions	136.520	46.749	68.332	5.611	257.212
Non-current assets	4.474.384	234.016	307.087	22.996	5.038.483

(1)          Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 6:                            Net interest income

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Interest earned on:
Amounts due from banks	106.604	123.980	163.641	119.040
Financial assets at fair value through profit or loss	121.992	165.387	100.571	135.227
Investment securities	1.059.683	906.593	655.840	506.051
Loans and advances to customers	5.298.239	5.206.077	2.845.406	2.748.044
Interest and similar income	6.586.518	6.402.037	3.765.458	3.508.362

Interest payable on:
Amounts due to banks	(581.548)	(344.975)	(521.568)	(276.124)
Amounts due to customers	(1.966.603)	(1.559.917)	(773.792)	(689.530)
Debt securities in issue	(119.263)	(83.310)	(87.729)	(66.606)
Other borrowed funds	(76.296)	(265.878)	(52.588)	(47.325)
Interest expense and similar charges	(2.743.710)	(2.254.080)	(1.435.677)	(1.079.585)

Net interest income	3.842.808	4.147.957	2.329.781	2.428.777

NOTE 7:                            Net fee and commission income

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Custody, brokerage & investment banking	57.008	72.654	12.266	22.655
Retail lending fees	204.925	206.613	30.093	46.257
Corporate lending fees	128.031	140.562	88.672	98.922
Banking fees & similar charges	238.689	205.090	66.622	70.824
Commissions on issues of Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II	(159.109)	(46.012)	(159.109)	(46.012)
Fund management fees	24.305	31.018	5.583	8.321
Net fee and commission income	493.849	609.925	44.127	200.967

Notes to the Financial Statements

Group and Bank

NOTE 8:                            Earned premia net of claims and commissions

	Group
	31.12.2011	31.12.2010

Gross written premia	889.917	1.078.567
Less: Premia ceded to reinsurers	(79.535)	(119.880)
Net written premia	810.382	958.687

Change in unearned premium reserve	41.559	2.110
Reinsurers’ share of change in unearned premium reserve	(14.065)	914
Change in unearned premium reserve — Group share	27.494	3.024

Net earned premia	837.876	961.711
Other (incl. net gains / (losses) on unit-linked assets)	(48.719)	5.296
Earned premia net of reinsurance	789.157	967.007

Benefits and claims incurred	(657.589)	(696.567)
Less: Reinsurers’ share of benefits and claims incurred	48.270	71.478
Benefits and claims incurred— Group share	(609.319)	(625.089)

Change in actuarial and other reserves	107.722	(102.879)
Less: Change in reinsurance asset of actuarial and other reserves	28	(3.871)
Change in actuarial and other reserves — Group share	107.750	(106.750)

Commission expense	(110.613)	(134.864)
Commission income from reinsurers	5.926	14.472
Net commission expense	(104.687)	(120.392)
Net return to DAF contract holders	(6.666)	(5.456)
Other	(29.516)	(33.472)
Net claims incurred	(642.438)	(891.159)

Earned premia net of claims and commissions	146.719	75.848

NOTE 9:                            Net trading income / (loss) and results from investment securities

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Net trading result and other net unrealized gains / (losses) from financial instruments	41.753	(135.660)	75.602	(196.209)
Net gain / (loss) from disposal of investment debt securities	(81.910)	(13.208)	(109.304)	(194.454)
Net gain / (loss) from disposal of investment equity securities	433	1.310	629	2.240
Net gain / (loss) from disposal of investment mutual funds	12.005	9.250	—	1.041
Total	(27.719)	(138.308)	(33.073)	(387.382)

Net gain / (loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2011 amounts to €(41.478) (2010: €188.223) for the Group and €36.610 (2010: €196.640) for the Bank and are included in “Net trading result and other net unrealized gains / (losses) from financial instruments”.

Notes to the Financial Statements

Group and Bank

NOTE 10:                     Net other income / (expense)

Net other income/(expense) includes dividends, statutory contributions for deposit and loan balances and non-banking income such as real estate gains / (losses) and rentals, hotel and warehouse fees, other income from various sources, group share in investees’ business and net results from disposals of private equity investments.

NOTE 11:                     Personnel expenses

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Salaries and other staff related benefits	1.398.711	1.459.773	839.984	889.865
Pension costs: defined benefit plans (Note 12)	217.713	58.380	196.609	31.405
Share based payment arrangements	—	12.306	—	10.530
Total	1.616.424	1.530.459	1.036.593	931.800

Salaries and other staff related benefits include the amount of €25,5 million (2010: €25,5 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid to IKA-ETAM for the next 12 years (Note 12).

The average number of employees employed by the Group during the period to 31 December 2011 was 35.876  (2010: 36.376) and for the Bank was 12.411 (2010: 12.849).

Share based payments - Stock options

At the General Meeting held on 22 June 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (‘‘Program A’’). The maximum number of new ordinary shares to be issued under Program A was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program A was set to last for five years and expired in 2010. Under the terms of Program A, the exercise price range was between €5,0 and 70% of the average market price for the ordinary shares over a period starting on 1 January of the financial year during which such rights were granted until and including the first exercise date.

At the repeat General Meeting held on 1 June 2006, a new Group-wide stock option program was approved for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program B’’). The maximum number of new ordinary shares to be issued under Program B was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program B was set to last five years and expired in 2011. Under the terms of Program B, the exercise price range was between €5,0 and 70% of the average market price for the ordinary shares over a period starting on 2 June 2006 until the date at which such rights were first exercised.

At the repeat General Meeting held on 28 June 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program C’’). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12,5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on 15 May 2008.  The maximum number of options that could have been granted per year could not exceed 1% of the total number of ordinary shares outstanding. The strike price should be within the range of €5,0 to 85% of the average market price of the ordinary shares within the time period from 1 January of the year the options are granted until 31 October of that same year. No stock options have been granted under this program.

The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B

Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options expired and cancelled	(1.686.052)	(478.657)	(2.378.230)
Outstanding balance	—	—	—

After 10 December 2010 the outstanding options of Program A 1st and 2nd grant expired.

All outstanding options of Program B would have been exercised between 1 June 2011 and 10 June 2011.  After 10 June 2011, the unexercised options expired.

Notes to the Financial Statements

Group and Bank

Details of the share options outstanding during the period to 31 December 2011 and 31 December 2010 are as follows:

Stock options

	31.12.2011		31.12.2010
	Number of shares	Average price	Number of shares	Average price

Outstanding at beginning of period	1.998.496	20,45	4.150.463	20,79
Expired during the period	(1.998.496)	20,45	(2.151.967)	21,11
Outstanding at period end	—	—	1.998.496	20,45
Vested but not exercised at period end	—	—	1.998.496	20,45

There were no options granted in 2011.  The total expense recognised during the period under Program A and B amounted to NIL (2010: €10.459).

Share based payments - Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to NIL (2010: €1.847).

NOTE 12:                     Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25,5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT.  Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merger.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the auxiliary social security fund IKA—ETAM.  The Bank pays its contributions to IKA-ETAM since 1 May 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13,3%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, NBG Ethniki Asset Management Mutual Funds, EH, NBGI Private Equity Ltd and NBGI Private Equity Funds also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2011 and 2010 were €353,1 million and €371,3 million respectively.  The respective figures for the Bank were €268,1 million and €281,7 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH

Notes to the Financial Statements

Group and Bank

post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Bank does not pay contributions to the aforementioned plan.

III. Defined Benefit Plans

Retirement indemnities

Most NBG Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

Following the above, the Group and the Bank recognized in the income statement as at 31 December 2011, an amount of €169,9 million which is included under “Amortisation of prior service cost”.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy. NBG Cyprus sponsors a Gratuity Plan for its employees, offering lump sum benefits based on final pay and years of service.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Current service cost	14.010	17.546	6.036	8.673
Interest cost on obligation	19.434	22.519	12.112	14.339
Expected return on plan assets	(4.749)	(2.968)	(2.623)	(2.306)
Amortisation of unrecognised actuarial losses /(gains)	11.557	11.753	11.172	10.490
Amortisation of prior service cost	170.049	257	169.912	—
Losses on curtailments /settlements and other expense/ (income)	7.412	9.273	—	209
Total	217.713	58.380	196.609	31.405

Amortisation of prior service cost includes the amount of €169,9 million for the Group and the Bank and relates to provision for retirement indemnities in accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), which state that the employment contracts that lapse with the completion of the retirement age or the retirement conditions, are considered as indefinite duration employment contracts and therefore the provisions of Law 2112/1920 are applicable.

Losses on curtailments / settlements and other expense / (income) in 2011 mainly reflects the additional cost of extra benefits in excess of the benefits provided for Finansbank and Vojvodjanska, amounting to  €3,4 million and €2,9 million, respectively. The amount in 2010 include the voluntary retirement schemes of EH amounting to €4,7 million.

Notes to the Financial Statements

Group and Bank

Net liability in statement of Financial Position

	Group
	31.12.2011	31.12.2010	31.12.2009	31.12.2008	31.12.2007

Present value of funded obligations	198.278	291.941	352.466	393.407	333.475
Fair value of plan assets	(76.363)	(102.210)	(68.968)	(68.001)	(183.193)
	121.915	189.731	283.498	325.406	150.282
Present value of unfunded obligations	272.745	110.202	120.430	88.663	79.967
Unrecognised actuarial (losses) /gains	(117.335)	(146.221)	(156.361)	(181.592)	9.441
Unrecognised prior service cost	(1.389)	(1.700)	(2.266)	(1.730)	(308)
Total	275.936	152.012	245.301	230.747	239.382

	Bank
	31.12.2011	31.12.2010	31.12.2009	31.12.2008	31.12.2007

Present value of funded obligations	155.524	235.101	277.059	296.234	235.737
Fair value of plan assets	(30.007)	(53.905)	(55.651)	(57.906)	(169.100)
	125.517	181.196	221.408	238.328	66.637
Present value of unfunded obligations	194.240	29.823	36.277	13.505	8.813
Unrecognised actuarial (losses) /gains	(110.866)	(131.132)	(123.401)	(143.776)	35.090
Total	208.891	79.887	134.284	108.057	110.540

Movement in net liability

	Group		Bank
	2011	2010	2011	2010

Net liability at the beginning of the period	152.012	245.301	79.887	134.284
Actual employer contributions paid	(72.904)	(127.472)	(63.810)	(82.185)
Benefits paid directly	(18.694)	(25.552)	(3.795)	(3.617)
Total expense recognised in the income statement	217.713	58.380	196.609	31.405
Foreign exchange rate changes and other adjustments	(2.191)	1.355	—	—
Net liability at the end of the period	275.936	152.012	208.891	79.887

In 2012, the Group and the Bank are expected to make €8,7 million and €6,3 million respectively in contributions to funded plans, and pay €42,0 million and €38,3 million respectively in retirement indemnities. The employer contributions paid by the Bank, are in excess of the expected contribution of €7,5 million for 2011.

Reconciliation of defined benefit obligation

	Group		Bank
	2011	2010	2011	2010

Defined benefit obligation at the beginning of the period	402.143	472.896	264.924	313.336
Current service cost	14.010	17.546	6.036	8.673
Interest cost on obligation	19.434	22.519	12.112	14.339
Employee contributions	5.065	6.353	4.088	5.178
Benefits paid from the Fund	(85.684)	(68.744)	(71.390)	(55.376)
Benefits paid directly by the Group/ Bank	(18.694)	(25.552)	(3.795)	(3.617)
Losses/(gains) on curtailments / settlements	5.649	6.418	—	209
Other adjustments	60	1.044	—	—
Past service cost arising over the last period	169.912	98	169.912	—
Actuarial losses/(gains)	(37.675)	(30.682)	(32.123)	(17.818)
Foreign exchange rate differences	(3.197)	247	—	—
Defined benefit obligation at the end of the period	471.023	402.143	349.764	264.924

Notes to the Financial Statements

Group and Bank

Reconciliation of plan assets

	Group		Bank
	2011	2010	2011	2010

Fair value of plan assets at the beginning of the period	102.210	68.968	53.905	55.651
Expected return on plan assets	4.749	2.968	2.623	2.306
Employer contributions	72.904	127.472	63.810	82.185
Employee contributions	5.065	6.353	4.088	5.178
Fund benefits	(85.684)	(68.744)	(71.390)	(55.376)
Actuarial (losses)/gains	(22.881)	(34.807)	(23.029)	(36.039)
Fair value of plan assets at the end of the period	76.363	102.210	30.007	53.905

The actual return on plan assets for the year ended 31 December 2011 was €(18,1) million (2010: €(31,8) million) for the Group and €(20,4) million (2010: €(33,7) million) for the Bank.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2011 and 31 December 2010 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2011	2010	2011	2010

Discount rate	5,0%	5,3%	4,8%	5,0%
Expected return on plan assets	4,8%	5,5%	4,5%	6,3%
Rate of compensation increase	2,5%	3,4%	2,0%	3,0%
Pension increase	0,0%	2,5%	0,0%	2,5%

To set the expected long-term rate of return assumptions the Group uses forward-looking assumptions. In particular, as regards Greek equities, the Group uses the return on 10-year government bonds plus an equity risk premium based on a basket of company shares listed on the Athens Exchange. As regards DAF assets, the guaranteed return interest rate is used.

Allocation of plan assets

	Group				Bank
	2011		2010		2011		2010
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion

Equity securities	7.735	10%	28.885	28%	7.735	26%	28.885	54%
Other	68.628	90%	73.325	72%	22.272	74%	25.020	46%
Total	76.363	100%	102.210	100%	30.007	100%	53.905	100%

All equity securities are the Bank’s own equity securities and “Other” relate to deposits and assets of DAF policies issued by the Group’s main insurance company EH.

Notes to the Financial Statements

Group and Bank

NOTE 13:                     General, administrative & other operating expenses

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Duties and taxes	94.049	98.625	54.574	50.713
Utilities and rentals	303.372	330.733	191.656	205.367
Maintenance and other related expenses	33.577	36.085	7.284	8.071
Other administrative expenses	290.432	316.389	92.059	104.476
Total	721.430	781.832	345.573	368.627

NOTE 14:                     Credit provisions and other impairment charges

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
a. Impairment charge for credit losses
Due from banks (Note 18)	96	(19)	—	—
Loans and advances to customers (Note 21)	2.664.491	1.365.030	2.311.879	1.011.501
Other Greek State receivables	39.400	—	39.400	—
	2.703.987	1.365.011	2.351.279	1.011.501
b. Impairment charge for securities (excluding the impairment charge due to PSI)
AFS and loans-and-receivables debt securities (excluding the impairment charge due to PSI)	142.973	(780)	118.101	(780)
Equity securities	393.450	75.389	219.771	30.365
	536.423	74.609	337.872	29.585
c. Other provisions and impairment charges
Impairment of investment property, property and equipment and software & other intangible assets (Note 23, 25 & 26)	32.234	4.957	14.298	—
Impairment of goodwill / Investment in subsidiaries and associates (Note 25 & Notes 46 & 24)	120.173	6.320	660.689	—
Legal and other provisions	46.209	(570)	43.706	3.500
	198.616	10.707	718.693	3.500

Total	3.439.026	1.450.327	3.407.844	1.044.586

The following table presents the impairment losses before tax recognized in the income statement for Greek government bonds due to the PSI.

	Group					Bank
31 December 2011	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment

Securities and loans included in loans and advances to customers	1.779.320	1.924.885	1.465.603	—	459.282	1.779.320	1.924.885	1.465.603	—	459.282
Held-to-maturity and loans-and-receivables investment securities	12.971.337	12.307.374	10.317.653	1.979.969	3.969.690	9.031.433	8.401.174	7.053.528	1.603.474	2.951.120
Subtotal	14.750.657	14.232.259	11.783.256	1.979.969	4.428.972	10.810.753	10.326.059	8.519.131	1.603.474	3.410.402
Provision for the reimbursement of impairment losses due to PSI to Group entities			—					2.036.008
Total impairment of Greek government bonds, before tax			11.783.256					10.555.139

Notes to the Financial Statements

Group and Bank

At the European Summit on 26 October 2011, the Heads of States of Eurozone agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform program for the Greek economy, supporting growth, the PSI is expected to secure the reduction of the Greek debt to GDP ratio to 120% by 2020.

On 24 February 2012, the Hellenic Republic Ministry of Finance (the “MiFin”) published the invitation memoranda (the “Memoranda”) whereby it invited the holders of the Greek government bonds that were eligible for the PSI (the “eligible GGBs”) to offer to exchange their eligible GGBs subject to the terms described in the Memoranda (the “Offer”).

The Group participated in the Offer under the terms of the Memoranda. The exchange of the Greek government bonds that were subject to Greek law took place on 12 March 2012, while the exchange of bonds subject to foreign law is expected to take place in April 2012.

The key terms of the Offer are as follows:

•             53,5% haircut on the nominal value of the eligible GGBs

•             Receipt of European Financial Stability Facility (“EFSF”) bonds with total nominal value 15% of the nominal amount of the exchanged bonds, half of which mature in 12 months and half in 24 months.

•             Receipt of new bonds (the “New GGBs”) with the following characteristics:

•                      Issuer: Hellenic Republic

•                      Nominal value: 31,5% of the nominal amount of the exchanged bonds

•                      Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

•                      Coupon rate: 2,0% per annum for payment dates in 2013 - 2015, 3,0% per annum for payment dates in 2016 - 2020, 3,65% per annum for payment date 2021 and 4,3% per annum for payment dates in 2022 and thereafter.

•             Receipt of detachable GDP-linked securities issued by the Hellenic Republic (the “GDP-linked Securities”) traded in the market with a notional amount equal to the face amount of the New GGBs received. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic’s nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

•             Any accrued and unpaid interest (including additional amounts, if any) on the exchanged bonds will be paid with 6-month securities issued by the EFSF.

•             The New GGBs and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

Based on the terms and the conditions in the Memoranda, and due to financial difficulties of the issuer, the Group and the Bank grant a concession to the Hellenic Republic that they would not otherwise consider. Therefore, as at 31 December 2011, there was objective evidence of impairment in relation to the eligible GGBs.

The Offer is considered as adjusting event after the reporting period in relation to the annual financial statements for the year ended 31 December 2011, because it provides evidence of conditions that existed at the end of the reporting period, and therefore, the Group and the Bank recognised an impairment loss in the annual financial statements for the year ended 31 December 2011. The impairment loss comprised of (a) all losses previously recognized in OCI that were recycled in the income statement and (b) impairment charges for instruments classified as held-to-maturity and loans-and-receivables equal to the difference between the carrying amount and the estimated recoverable amount. The recoverable amount was estimated based on the contractual cash flows, a discount rate of 12% and appropriate risk parameters.

The discount rate was based on the new fundamentals regarding the Greek debt (the successful implementation of the PSI together with the financial assistance under the Program agreed by the Eurozone members and the IMF that will improve Greece’s debt sustainability aiming at the reduction of the Greek debt to GDP ratio to 120% by 2020, the new reform effort and the escrow account arranged for the new PSI bonds that raises their seniority). Specifically, to arrive at this estimate, we have considered the yields of similarly rated sovereign and corporate entities, and we have analyzed the relationship of credit ratings and public debt with the bond yields for other European countries.

Notes to the Financial Statements

Group and Bank

NOTE 15: Tax expense

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Non off-settable taxes in accordance with Law 3842/2010	—	52.975	—	52.975
Social responsibility tax in accordance with Law 3845/2010	—	26.126	—	21.925
Social responsibility tax and non off-settable taxes	—	79.101	—	74.900

Current tax	144.317	179.391	17.490	17.161
Settlement of “open” tax years	8.223	2.494	—	—
Tax on the impairment of Greek government bonds	(1.033.010)	—	(787.387)	—
Deferred tax	(214.766)	(63.780)	(220.920)	(64.816)
Tax (benefit) / expense	(1.095.236)	118.105	(990.817)	(47.655)

Total	(1.095.236)	197.206	(990.817)	27.245

Profit / (loss) before tax	(13.420.120)	637.630	(13.135.565)	(333.607)

Tax calculated based on the current tax rate of 20% (2010: 24%)	(2.684.024)	153.031	(2.627.113)	(80.066)
Effect of changes in tax rates	(26.612)	(6.690)	(21.045)	(968)
Effect of different tax rates in other countries	28.780	(68.052)	—	—
Income not subject to taxation	(15.679)	(36.131)	(14.333)	(1.435)
Expenses not deductible for tax purposes	53.979	49.768	141.203	16.651
Effect of unused tax losses not recognized as deferred tax assets	194.986	—	190.112	—
Effect of PSI impairment for which no deferred tax asset has been recognised	1.323.641	—	1.323.641	—
Non off-settable taxes in accordance with Law 3842/2010	—	52.975	—	52.975
Social responsibility tax	—	26.126	—	21.925
Non off-settable taxes with current year income taxes	12.740	14.059	12.740	14.059
Settlement of “open” tax years	8.223	2.494	—	—
Other	8.730	9.626	3.978	4.104
Income tax expense	(1.095.236)	197.206	(990.817)	27.245
Effective tax rate for the period	8,2%	30,9%	7,5%	(8,2)%

The new Law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from 1 January 2011 thereon, the nominal corporation tax rate is reduced to 20%. Based on the new tax rate, the Group and the Bank adjusted the deferred tax asset and liability amounts accordingly.

The nominal corporation tax rate for the Bank for 2010 was 24%.

Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

In accordance with par. 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which was reflected in the Bank’s corporate income tax return for the year 2009 was not refunded provided that it related to taxes withheld on bond interest income.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, a non-recurring tax was imposed on legal entities for social responsibility purposes and was calculated on the total net income for the year 2009, provided that it exceeded €100.

As at 31 December 2011, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €10,9 million (2010: €10,6 million) and €8,9 million (2010: €8,9 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Notes 24 and 47 respectively.

The increase in the effect on taxes of the expenses non-deductible for tax purposes is mainly due to the impairment of investments in subsidiaries (Bank) (see Note 14).

The increase in the effect on taxes of the income not subject to taxation in the Bank is mainly due to the dividends received from subsidiaries in Greece.

Upon the exchange of the eligible GGBs under the Offer, as described in Note 14, and in accordance with the law 4046/2012 voted specifically for the implementation of the PSI, any difference

Notes to the Financial Statements

Group and Bank

(loss) arising from the said exchange is considered deductible for tax purposes and is amortised in equal instalments over the duration of the “New GGBs”, instead of expensed in the year in which the exchange takes place and be part of the taxable losses of this year which have a 5 year utilization period, irrespective of the fact that they may not be held until maturity. In light of the fact that law 4046/2012 was voted on 14 February 2012, management has judged not to recognize the deferred tax asset of €1.323,6 million on the PSI losses that will be recognized in accordance with tax legislation (i.e. the difference between the tax carrying amount of the GGBs tendered and the nominal amount of bonds received). Management will assess in future periods the recognition of this deferred tax asset to the extent that future taxable profit, as forecasted in the business plan submitted to the Greek banking regulator (see Note 2.2), will be available to absorb these tax losses.

Furthermore, as at 31 December 2011, the management decided to reverse deferred tax assets on taxable losses of €194.986 and €190.112 for the Group and the Bank respectively, which will expire on 2015, as assessed that there will not be sufficient taxable income to recover the DTA on tax losses before their expiration (see note 27).

NOTE 16:                     Earnings / (losses) per share

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Profit/(loss) for the period attributable to NBG equity shareholders	(12.344.032)	405.522	(12.144.748)	(360.852)
Less: dividends on preference shares and preferred securities	(17.288)	(92.476)	(700)	(71.558)
Add: gain on redemption of preferred securities, net of tax	12.214	38.423	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	(12.349.106)	351.469	(12.145.448)	(432.410)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.341.356	762.275.390	956.090.482	762.801.592

Earnings / (losses) per share - Basic and diluted	€(12,93)	€0,46	€(12,70)	€(0,57)

As at 31 December 2011, all the share option programs had lapsed, therefore no dilutive potential ordinary shares exist, whereas for the 12 month period ended 31 December 2010, the number of potential dilutive ordinary shares was nil due to the fact that for the said period, the exercise price of the share options outstanding was higher than the average market price of the Bank’s shares.

NOTE 17:                     Cash and balances with central banks

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Cash in hand	1.058.154	992.268	659.246	599.219
Balances with central banks	3.023.999	6.538.215	907.337	4.470.286
Total	4.082.153	7.530.483	1.566.583	5.069.505
Of which
Obligatory balances with central banks	2.899.106	2.962.674	968.664	1.103.625

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits with BoG bear interest at the refinancing rate as set by the ECB of 1% at 31 December 2011 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

Notes to the Financial Statements

Group and Bank

NOTE 18:                     Due from banks

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Sight deposits with banks	550.052	743.497	392.363	563.121
Time deposits with banks	1.105.949	805.149	3.640.255	3.514.797
Securities purchased under agreements to resell	334.703	50.071	1.311.020	1.286.357
Deposits in margin accounts	2.621.625	1.576.267	2.621.625	1.576.267
Other	33.046	155.861	60.746	150.547
	4.645.375	3.330.845	8.026.009	7.091.089
Less: Allowance for losses on amounts due from banks	(9.529)	(9.391)	—	—
Total	4.635.846	3.321.454	8.026.009	7.091.089

Movement in allowance for impairment for amounts due from banks

	Group		Bank
	2011	2010	2011	2010
Balance at 1 January	9.391	9.276	—	—
Provision for impairment	96	(19)	—	—
Amounts written off	—	(14)	—	—
Foreign exchange rate differences	42	148	—	—
Balance at 31 December	9.529	9.391	—	—

NOTE 19:                     Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Financial assets designated as at fair value through profit or loss	—	37.151	—	—
Trading Securities:
Government bonds	175.234	146.801	79.231	54.265
Treasury bills	2.292.279	948.114	2.292.279	948.114
Other debt securities	193.218	558.420	85.360	78.052
Equity securities	16.517	16.354	387	1.861
Mutual funds units	5.407	16.272	—	—
Total	2.682.655	1.723.112	2.457.257	1.082.292

At 31 December 2011 trading government bonds for the Group include Greek government bonds of nominal value €10,9 million and carrying amount €2,7 million, while for the Bank the corresponding amounts are €10,1 million and €2,5 million, respectively.

Notes to the Financial Statements

Group and Bank

NOTE 20:                     Derivative financial instruments

	Group			Bank
	31.12.2011			31.12.2011
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	49.250.681	2.389.725	3.229.969	44.566.608	2.084.058	2.894.631
Foreign exchange derivatives – OTC	10.262.821	173.723	128.184	4.023.907	67.259	18.767
Other types of derivatives – OTC	316.335	6.640	7.834	305.014	6.186	7.563
Interest rate derivatives – Exchange traded	1.762.832	5.703	7.559	1.731.773	5.703	7.494
Foreign exchange derivatives – Exchange traded	42.025	2.760	806	—	—	—
Other types of derivatives - Exchange traded	404	79	6	—	—	—
Total	61.635.098	2.578.630	3.374.358	50.627.302	2.163.206	2.928.455

Derivatives held for fair value hedging
Interest rate derivatives – OTC	14.960.781	1.170.127	1.081.053	11.981.065	760.112	1.012.030
Total	14.960.781	1.170.127	1.081.053	11.981.065	760.112	1.012.030

Derivatives held for cash flow hedging
Interest rate derivatives – OTC	217.436	—	14.049	—	—	—
Total	217.436	—	14.049	—	—	—

Total	76.813.315	3.748.757	4.469.460	62.608.367	2.923.318	3.940.485

	Group			Bank
	31.12.2010			31.12.2010
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	44.873.368	1.021.177	779.996	41.205.325	917.825	686.929
Foreign exchange derivatives – OTC	11.004.908	209.248	170.872	5.741.210	140.404	98.715
Other types of derivatives – OTC	469.148	10.685	4.569	447.108	9.385	4.569
Interest rate derivatives – Exchange traded	4.113.294	2.819	9.135	4.107.161	2.819	9.098
Foreign exchange derivatives – Exchange traded	51.136	349	923	—	—	—
Other types of derivatives - Exchange traded	22.781	542	2.079	—	—	—
Total	60.534.635	1.244.820	967.574	51.500.804	1.070.433	799.311

Derivatives held for fair value hedging
Interest rate derivatives – OTC	17.743.267	486.372	789.290	14.836.624	472.528	604.740
Other types of derivatives - Exchange traded	11.960	—	86	—	—	—
Total	17.755.227	486.372	789.376	14.836.624	472.528	604.740

Derivatives held for cash flow hedging
Interest rate derivatives – OTC	316.485	—	33.606	—	—	—
Total	316.485	—	33.606	—	—	—

Total	78.606.347	1.731.192	1.790.556	66.337.428	1.542.961	1.404.051

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2011 amounted to a cumulative gain of €158,7 million and €159,4 million, respectively. This gain is attributed mainly to the high DVA due to the Bank’s increased CDS rate.

Fair value hedges

The Group’s and the Bank’s fair value hedges mainly consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

Notes to the Financial Statements

Group and Bank

At 31 December 2011, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €89,0 million and €(251,9) million respectively, presented in the statement of financial position of the Group and the Bank as €1.170,1 million and €760,1 million positive fair values under assets and €(1.081,1) million and €(1.012,0) million negative fair values under liabilities respectively. For those derivatives at 31 December 2011, the Group and the Bank recognized in the income statement €(651,2) million and €(582,4) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €689,7 million and €616,6 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €38,5 million recognized in the income statement of the Group and €34,2 million for the Bank.

At 31 December 2010, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(303,0) million and €(132,2) million respectively, presented in the statement of financial position of the Group and the Bank as €486,4 million and €472,5 million positive fair values under assets and €(789,4) million and €(604,7) million negative fair values under liabilities respectively. For derivatives designated as hedging instruments in fair value hedges at 31 December 2010, the Group and the Bank recognized in the income statement €(388,4) million and €(275,6) million respectively.  This amount was offset by €371,8 million and €275,0 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €(16,6) million recognized in the income statement of the Group and €(0,6) million for the Bank.

Cash flow hedges

The Group’s cash flow hedges consist of interest rate swaps that are used to hedge the variability in cash flows of customers’ deposits that is attributable to the changes in the interest rates prevailing in the market. For the period ended 31 December 2011, the Group recognized in other comprehensive income a gain on cash flow hedging derivatives of €7,6 million.  The respective amount for the period ended 31 December 2010 amounted to a loss of €(12,8) million.

Hedges on net investments in foreign operations

Periodically the Group designates certain financial instruments as net investment hedges, in order to reduce the volatility in the consolidated income statement caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to euro.

During 2011, the Group did not designate any financial instruments as net investment hedges whereas in 2010 the effective portion of the hedge relationships that was deferred in shareholder’s equity amounted to €164,5 million net of tax and it will be recognized in the income statement upon disposal of the related foreign subsidiaries. There was no ineffectiveness recognized in the income statement in 2010.

At 31 December 2010, there were no outstanding derivatives designated under net investment hedge accounting.

NOTE 21:                     Loans and advances to customers

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Mortgages	24.078.525	25.565.711	19.895.288	20.796.403
Consumer loans	8.663.600	8.596.830	5.108.509	5.296.057
Credit cards	5.360.133	5.394.477	1.550.677	1.808.126
Small business lending	6.221.236	6.420.508	3.812.211	4.122.619
Retail lending	44.323.494	45.977.526	30.366.685	32.023.205
Corporate and public sector lending	34.292.317	34.845.963	28.293.652	28.471.165
Total before allowance for impairment on loans and advances to customers	78.615.811	80.823.489	58.660.337	60.494.370
Less: Allowance for impairment on loans and advances to customers	(7.119.590)	(3.561.619)	(5.769.100)	(2.251.379)
Total	71.496.221	77.261.870	52.891.237	58.242.991

Included in the Group’s loans and advances to customers, as at 31 December 2011, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €278.670 (2010: €562.083). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 December 2011, Corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5.703 million (2010: €5.719 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

Movement in the allowance for impairment on loans and advances to customers

	Group		Bank
	2011	2010	2011	2010

Balance at 1 January	3.561.619	2.459.171	2.251.379	1.441.398
Impairment charge for credit losses (see Note 14)	2.664.491	1.365.030	2.311.879	1.011.501
Impairment charge due to PSI (see Note 14)	1.465.603	—	1.465.603	—
Loans written off	(414.863)	(300.248)	(268.890)	(206.465)
Amounts recovered	46.425	23.249	8.692	4.596
Sale of impaired loans	(107.244)	—	—	—
Foreign exchange rate differences	(96.441)	14.417	437	349
Balance at 31 December	7.119.590	3.561.619	5.769.100	2.251.379

Impairment charge due to PSI relates to the impairment recognized in 2011 for certain receivables from the Hellenic Republic or receivables from Greek public sector entities that are guaranteed by the Hellenic Republic, which were eligible for the PSI (see Note 14).

Included in the allowance for impairment on loans and advances to customers for 2011 and 2010 are amounts of €46.363 and €58.507 (Bank: €10.841 and €13.037) respectively, which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Loans and advances to Greek State or Greek public sector entities, which are guaranteed by the Greek State and loans and receivables guaranteed by the Greek State as at 31 December 2011 are the following:

	Group		Bank
	31.12.2011		31.12.2011
	Balance	Allowance	Balance	Allowance

Loan to Greek state	6.183.459	(479.991)	6.183.459	(479.991)
Loans eligible to PSI	1.949.438	(1.465.603)	1.949.438	(1.465.603)
Loans to General Government	563.014	(126.449)	563.014	(126.449)
Other state related entities (*)	399.293	(8.433)	394.760	(8.433)
Corporate and Small Business loans	766.551	(98.425)	766.551	(98.425)
Mortgage loans	1.410.907	—	1.410.907	—
Reverse repos to non financial institutions	342.050	—	342.050	—
Loans and advances to customers	11.614.712	(2.178.901)	11.610.179	(2.178.901)
Other assets (**)	400.604	(39.400)	390.723	(39.400)
Net exposure to Greek state	12.015.316	(2.218.301)	12.000.902	(2.218.301)

(*) Listed companies are excluded from the above table

(**) Tax advances or other tax receivables are not included in the above table

The Group has conducted impairment assessment individually or collectively, where deemed appropriate, for all its exposures related to the Greek State. When objective evidence of impairment exists, according to our impairment policy, an impairment loss has been incurred, which is measured over the exposure directly to or guaranteed by the Greek state using appropriate risk parameters.

Notes to the Financial Statements

Group and Bank

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

	Group		Bank
Securitised Loans	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Consumer loans (Revolver 2008 – 1 Plc – December 2008)	1.035.809	1.161.510	1.035.809	1.161.510
Credit cards (Revolver 2008 – 1 Plc – December 2008)	1.065.395	1.244.399	1.065.395	1.244.399
Receivables from Public sector (Titlos Plc – February 2009)	5.703.468	5.718.671	5.703.468	5.718.671
Mortgages (Spiti Plc - September 2011)	1.691.446	—	1.691.446	—
Auto loans (Autokinito Plc - September 2011)	432.011	—	432.011	—
Consumer loans (Agorazo Plc – September 2011)	1.500.774	—	1.500.774	—
Total securitized loans	11.428.903	8.124.580	11.428.903	8.124.580

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2011:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Revolver 2008 – 1 Plc	Secured Floating Rate Notes- Class A	Consumer loans and credit card accounts	12 December 2008	September 2020	1.000,0	(1), (2)	Paid monthly at a fixed rate of 2,6% (1)
Revolver 2008 – 1 Plc	Secured Floating Rate Notes- Class B	Consumer loans and credit card accounts	12 December 2008	September 2020	268,9	(2)	Paid monthly at a fixed rate of 2,9% (1)
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5.100,0	(3)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class A	Residential mortgages	20 September 2011	September 2058	1.500,0	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class B	Residential mortgages	20 September 2011	September 2058	249,5	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 700 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class A	Auto loans	23 September 2011	September 2023	400,0	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class B	Auto loans	23 September 2011	September 2023	96,5	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class A	Consumer loans	23 September 2011	September 2033	1.250,0	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class B	Consumer loans	23 September 2011	September 2033	412,8	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1) On 28 February 2011, a) €500 million class A notes of Revolver 2008-1 Plc were cancelled and b) the interest was changed from one month Euribor plus 30 bps to fixed 2,6% on the class A notes and from one-month Euribor plus 60 bps to fixed 2,9% on the class B notes.  The class A notes have been rated B- by Fitch and CCC by Standard and Poors.

(2) The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3) The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

The above notes are held by the Bank and therefore are not presented as liabilities on the Statement of Financial Position.

Covered bonds

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Mortgages	16.576.858	15.581.497	16.576.858	15.581.497
of which eligible collateral	14.237.703	14.058.305	14.237.703	14.058.305

Notes to the Financial Statements

Group and Bank

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2011:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Program I (1)	3rd Series (3)	Residential mortgage loans	7 October 2009	October 2016	1.500,0	Paid annually at a fixed coupon rate of 3,875%
Program II (2)	1st Series (4)	Residential mortgage loans	24 June 2010	June 2015 (with an additional ten-year extension option)	1.500,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 170 bps
Program II (2)	2nd Series (4)	Residential mortgage loans	24 June 2010	June 2017 (with an additional ten-year extension option)	1.500,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 200 bps
Program II (2)	3rd Series (4)	Residential mortgage loans	24 June 2010	June 2019 (with an additional ten-year extension option)	1.500,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 230 bps
Program II (2)	4th Series	Residential mortgage loans	25 November 2010	November 2018 (with an additional ten-year extension option)	1.500,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 210 bps
Program II (2)	5th Series (5)	Residential mortgage loans	6 May 2011	September 2013 (with an additional ten-year extension option)	1.500,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 230 bps
Program II (2)	6th Series	Residential mortgage loans	6 May 2011	September 2014 (with an additional ten-year extension option)	1.300,0	Paid quarterly at the ECB’s refinancing rate plus a margin of 250 bps

(1) €10 billion covered bonds program (“Program I”) established on 26 November 2008. The issue under this Program is currently rated B1 by Moody’s and BB- by Fitch.

(2) €15 billion covered bonds program (“Program II”) established on 21 June 2010. The issues under this Program are currently rated B1 by Moody’s and BBB- by Fitch.

(3) This issue is presented within “Debt securities in issue” (see Note 34) since all bonds were sold to domestic and foreign investors.

(4) Initially, on 24 June 2010 the Bank issued the three Series of €1 billion each and on 29 July 2010, the Bank issued the second tranches of €500 million each. On 24 September 2010 the two tranches of each Series were funged.

(5) Initially, on 6 May 2011 the Bank issued the 5th Series of €500 million and on 20 June 2011, the Bank issued the second tranche of €1 billion and funged.

Other than the 3rd Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Furthermore, the Bank, in 2011, has cancelled the following issues under the covered bond Program I of €10 billion:

Series number	Issue date	Cancellation date	Original nominal amount	Cancelled amount in million €
1st Series	28 November 2008	6 May 2011	€1 billion	650,0
2nd Series	28 November 2008	6 May 2011	€1 billion	800,0
5th Series	11 May 2010	6 May 2011	€1 billion	350,0
2nd Series	28 November 2008	2 June 2011	€1 billion	150,0
1st Series	28 November 2008	20 June 2011	€1 billion	300,0
5th Series	11 May 2010	20 June 2011	€1 billion	650,0
1st Series	28 November 2008	3 August 2011	€1 billion	50,0	(1)
2nd Series	28 November 2008	3 August 2011	€1 billion	50,0	(1)

(1) Repurchase and cancellation of €50 million covered bonds, as these issues were sold on 1 September 2009 to institutional investors and presented within “Debt securities in issue” (see Note [33]).

Notes to the Financial Statements

Group and Bank

Loans and advances to customers include finance lease receivables:

	Group
	2011	2010
Maturity
Not later than 1 year	687.742	737.523
Later than 1 year but not later than 5 years	852.303	953.558
Later than 5 years	373.534	417.477
	1.913.579	2.108.558
Unearned future finance income on finance leases	(266.373)	(249.496)
Net investment in finance leases	1.647.206	1.859.062

Allowance for impairment on finance lease receivables in 2011 amounts to €116,9 million (2010: €81,3 million).

The net investment in finance leases may be analysed as follows:

	Group
	2011	2010
Maturity
Not later than 1 year	614.680	659.920
Later than 1 year but not later than 5 years	721.010	838.624
Later than 5 years	311.516	360.518
Net investment in finance leases	1.647.206	1.859.062

Notes to the Financial Statements

Group and Bank

NOTE 22:                     Investment securities

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Available-for-sale investment securities:
Debt securities
Greek government bonds	—	1.215.631	—	1.215.631
Treasury bills and other eligible bills	194.837	218.728	20.197	18.522
Debt securities issued by other governments and public sector entities	3.040.968	3.748.741	114.352	244.921
Corporate bonds incorporated in Greece	107.043	208.656	90.766	167.987
Corporate bonds incorporated outside Greece	27.541	134.878	7.894	22.298
Debt securities issued by Greek financial institutions	157.756	546.063	89.556	216.478
Debt securities issued by foreign financial institutions	364.147	970.241	575.229	781.844
Total debt securities	3.892.292	7.042.938	897.994	2.667.681
Equity securities	194.776	382.069	78.484	160.037
Mutual funds units	422.162	499.347	180.996	207.494
Total available-for-sale investment securities	4.509.230	7.924.354	1.157.474	3.035.212

Held-to-maturity investment securities:
Greek government bonds	866.364	3.501.126	324.042	1.185.929
Treasury bills and other eligible bills	56.096	14.471	—	—
Debt securities issued by other government and public sector entities	101.206	105.671	42.072	45.637
Debt securities issued by foreign financial institutions	—	5.016	—	—
Debt securities issued by companies of the Group	—	—	956.116	742.968
Total held-to-maturity investment securities	1.023.666	3.626.284	1.322.230	1.974.534

Loans-and-receivables investment securities:
Greek government bonds	4.520.326	8.064.404	4.044.077	6.319.080
Debt securities issued by other government and public sector entities	5.857	16.585	5.857	16.585
Corporate bonds incorporated outside Greece	13.221	13.249	—	—
Debt securities issued by Greek financial institutions	365.724	444.918	346.835	426.266
Debt securities issued by foreign financial institutions	250.417	277.593	240.926	268.121
Debt securities issued by companies of the Group	—	—	46.371	4.851
Total loans and receivable securities	5.155.545	8.816.749	4.684.066	7.034.903

Total investment securities	10.688.441	20.367.387	7.163.770	12.044.649

For details regarding the Greek government bonds that were exchanged subject to the Offer and the impairment charge on these bonds refer to Note 14.

At 31 December 2011 Greek government bonds held by the Group and the Bank that were not eligible for exchange comprised of:

a)         a bond in the loans-and-receivables investment securities with nominal amount €1.434,7 million and carrying value €1.350,1 million that matures in May 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with the Law 3723/2008 (Pillar I) (see Note 38),

b)        a bond in the held-to-maturity investment securities issued by the New Economy Development Fund (“TANEO”), a company controlled by the Hellenic Republic, with nominal amount €57,7 million and carrying value €56,0 million that matures in June 2013, and

c)        a bond in the loans-and-receivables investment securities with nominal amount €12,1 million and carrying value €10,9 million that matures in August 2014.

The Group has concluded that there is no objective evidence of impairment with respect to these bonds, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms.

To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is no indication of a concession being granted with respect to the Greek government bonds that are not eligible for the PSI and there were no concessions being discussed in relation to these bonds. The official sector (defined as the Heads of State of the Eurozone, the IMF, the ECB, the EU and the Hellenic Republic) had the opportunity to include these bonds in the PSI and decided not to. Furthermore, in reaching that conclusion it was also taken into consideration that all three bonds mature by 2014, that is within the period of the new Program for economic support for Greece,

Notes to the Financial Statements

Group and Bank

and that the Eurozone countries and the IMF had offered continuous support to Greece.

In particular for the bond received in settlement of the Redeemable Preference Shares issued to the Greek State (see (a) above), the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, merely would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the Heads of State of the Eurozone states and is supervised by the IMF, the ECB and the EU. Additionally, subject to obtaining Bank of Greece and other statutory approvals for the repurchase of the Redeemable Preference Shares of a nominal value of €1.350,0 million, the Bank could elect to exchange this bond at its maturity in May 2014 with the Redeemable Preference Shares.

For the bond issued by TANEO (see (b) above), the Bank also considered that the fair value of the company’s investments and the cash and cash equivalents held by TANEO exceeds the total outstanding bond issue and therefore the probability of TANEO defaulting on the bonds it has issued is very small.

Finally, it is expected that the successful implementation of the PSI together with the financial assistance under the Program agreed by the Eurozone members and the IMF will improve Greece’s debt sustainability aiming at the reduction of the Greek debt to GDP ratio to 120% by 2020 (see Note 14). This conclusion is also supported by the statements issued by the Euro summit and the EU Heads of State or Government on 26 October 2011, the Eurogroup statement on 21 February 2012, the press release of the Institute of International Finance (the “IIF”) on 3 March 2012 and the statement by the IMF managing director on 9 March 2012.

The movement of investment securities may be summarised as follows:

	Group		Bank
	2011	2010	2011	2010
Available-for-sale investment securities:
Balance at 1 January	7.924.354	14.337.698	3.035.211	7.476.660
Additions within the period	10.028.095	17.956.701	3.108.227	5.293.286
Disposals (sales and redemptions) within the period	(11.449.263)	(16.253.355)	(3.850.789)	(4.158.047)
Transfers between portfolios (see Notes 46 & 51)	(795.906)	(7.344.622)	(795.906)	(4.628.728)
Gains / (losses) from changes in fair value	(1.241.443)	(779.823)	(382.853)	(958.937)
Amortisation of premiums / discounts	43.393	7.755	43.584	10.977
Balance at 31 December	4.509.230	7.924.354	1.157.474	3.035.211

Held-to-maturity investment securities:
Balance at 1 January	3.626.284	99.618	1.974.534	932.195
Additions within the period	181.195	1.308.669	238.464	946.234
Disposals (sales and redemptions) within the period	(304.634)	(25.748)	(204.091)	(262.059)
Transfers from trading portfolio and available-for-sale portfolio (see Note 51)	—	2.203.460	—	279.963
Netting of short positions	(152.151)	—	—	—
Impairment charge	(2.388.609)	—	(741.793)	—
Amortisation of premiums / discounts	62.354	40.533	39.212	18.405
Foreign exchange differences	(773)	(248)	15.904	59.796
Balance at 31 December	1.023.666	3.626.284	1.322.230	1.974.534

	Group		Bank
	2011	2010	2011	2010
Loans-and-receivables investment securities
Balance at 1 January	8.816.749	1.877.834	7.034.903	1.483.552
Additions within the period	1.875.223	253.574	1.890.563	244.330
Disposals (sales and redemptions) within the period	(509.766)	(198.687)	(448.102)	(198.687)
Transfers from trading portfolio and available-for-sale portfolio (see Note 51)	795.906	6.783.070	795.906	5.414.460
Impairment charge	(5.960.404)	—	(4.719.590)	—
Amortisation of premiums / discounts	108.606	62.019	100.635	52.361
Foreign exchange differences	29.231	38.939	29.751	38.887
Balance at 31 December	5.155.545	8.816.749	4.684.066	7.034.903

Notes to the Financial Statements

Group and Bank

NOTE 23:                     Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2010	74.722	139.082	213.804
Foreign exchange differences	—	(268)	(268)
Transfers	8.641	16.557	25.198
Additions	5.344	31.043	36.387
Disposals and write offs	—	(124)	(124)
At 31 December 2010	88.707	186.290	274.997

Accumulated depreciation & impairment
At 1 January 2010	(871)	(48.038)	(48.909)
Foreign exchange differences	—	143	143
Transfers	—	(4.567)	(4.567)
Disposals and write offs	—	75	75
Depreciation charge	—	(3.967)	(3.967)
Impairment charge	—	(4.592)	(4.592)
At 31 December 2010	(871)	(60.946)	(61.817)

Net book amount at 31 December 2010	87.836	125.344	213.180

Cost
At 1 January 2011	88.707	186.290	274.997
Foreign exchange differences	—	(2.464)	(2.464)
Transfers	(4.652)	(17.145)	(21.797)
Additions	1.770	86.163	87.933
Disposals and write offs	—	(310)	(310)
At 31 December 2011	85.825	252.534	338.359

Accumulated depreciation & impairment
At 1 January 2011	(871)	(60.946)	(61.817)
Foreign exchange differences	—	1.602	1.602
Transfers	—	5.858	5.858
Disposals and write offs	—	295	295
Depreciation charge	—	(4.634)	(4.634)
Impairment charge	—	(5.193)	(5.193)
At 31 December 2011	(871)	(63.018)	(63.889)

Net book amount at 31 December 2011	84.954	189.516	274.470

The fair value of investment property as at 31 December 2011 exceeded or equalled the carrying amount.  Rental income for the year ended 31 December 2011 amounts to €5.557 (2010: €8.298).

NOTE 24:                     Investments in associates

	Group		Bank
	2011	2010	2011	2010

At 1 January	39.246	42.680	7.298	27.631
Additions/ transfers	5.245	20.067	723	180
Disposals/ transfers	(401)	(23.558)	—	(20.513)
Share of profits of associates	1.179	1.598	—	—
Dividends	(2.785)	(1.541)	—	—
Impairment charge	—	—	(2.218)	—
At 31 December	42.484	39.246	5.803	7.298

Notes to the Financial Statements

Group and Bank

In 2010 disposals/transfers include Larco S.A. and Europa Insurance Co S.A. that have been reclassified to Non-current assets held for sale.  Additions mainly relate to investments made by our private equity funds.

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Social Securities Funds Management S.A.	Greece	2010-2011	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2011	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2011	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2011	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.7.2009-30.6.2011	33,30%	31,18%	33,30%	31,18%
Pyrrichos Real Estate S.A.	Greece	2010-2011	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010-2011	35,00%	35,00%	35,00%	35,00%
Europa Insurance Co. S.A. (3)	Greece	—	—	20,00%	—	—
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2011	33,27%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2011	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2011	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2011	19,98%	19,98%	—	—

(1)          From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2)          Under liquidation

(3)          In 2011 Europa Insurance Co. S.A. has been disposed of.

Although the Group holds the majority of the voting rights in UBB Chartis Insurance Company A.D. and UBB Alico Life Insurance Company A.D., shareholders’ agreements exist, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,0 each, paying in cash the amount of €162.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

Summarised financial information in respect of the Group’s associates and joint ventures is set out below:

	31.12.2011	31.12.2010
Total assets	148.406	125.088
Total liabilities	84.027	59.893
Net assets	64.379	65.195
Group’s share of net assets of associates	21.825	25.981

Total revenue	92.506	89.866
Total profit/(loss) for the year	(394)	(622)
Group’s share of profits of associates	1.179	1.598

The difference between the “Investments in associates” and the Group’s share of net assets of associates represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 25:                     Goodwill, software and other intangible assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2010	2.050.276	363.084	187.528	151.804	99.021	2.851.713	215.618	124.431	340.049
Foreign exchange differences	50.054	2.790	4.412	4.779	360	62.395	(8)	276	268
Transfers	—	2.296	—	—	(2.988)	(692)	1.116	(1.856)	(740)
Additions	10.877	68.536	—	—	23.546	102.959	26.635	22.894	49.529
Disposals and write offs	(287)	(167)	—	(1.842)	(342)	(2.638)	(5)	—	(5)
At 31 December 2010	2.110.920	436.539	191.940	154.741	119.597	3.013.737	243.356	145.745	389.101

Accumulated amortisation & impairment
At 1 January 2010	(4.852)	(244.141)	(79.921)	—	(35.856)	(364.770)	(157.395)	(57.800)	(215.195)
Foreign exchange differences	(224)	(1.218)	(1.433)	—	4	(2.871)	8	(210)	(202)
Transfers	—	93	—	—	71	164	95	72	167
Disposals and write offs	—	59	—	—	12	71	5	—	5
Amortisation charge	—	(48.450)	(25.600)	—	(5.724)	(79.774)	(25.483)	(7.586)	(33.069)
Impairment charge	(6.320)	(40)	—	—	—	(6.360)	—	—	—
At 31 December 2010	(11.396)	(293.697)	(106.954)	—	(41.493)	(453.540)	(182.770)	(65.524)	(248.294)

Net book amount at 31 December 2010	2.099.524	142.842	84.986	154.741	78.104	2.560.197	60.586	80.221	140.807

Cost
At 1 January 2011	2.110.920	436.539	191.940	154.741	119.597	3.013.737	243.356	145.745	389.101
Foreign exchange differences	(261.290)	(17.376)	(25.418)	(22.118)	403	(325.799)	50	187	237
Transfers	—	89	—	—	(489)	(400)	(329)	—	(329)
Additions	30.847	64.540	—	—	12.534	107.921	27.539	12.195	39.734
Disposals and write offs	(17.753)	(248)	—	—	(722)	(18.723)	(209)	(412)	(621)
At 31 December 2011	1.862.724	483.544	166.522	132.623	131.323	2.776.736	270.407	157.715	428.122

Accumulated amortisation & impairment
At 1 January 2011	(11.396)	(293.697)	(106.954)	—	(41.493)	(453.540)	(182.770)	(65.524)	(248.294)
Foreign exchange differences	(89)	10.538	15.857	—	1	26.307	(39)	(163)	(202)
Transfers	—	177	—	—	—	177	234	—	234
Disposals and write offs	7.493	249	—	—	—	7.742	209	—	209
Amortisation charge	—	(56.002)	(22.349)	—	(10.450)	(88.801)	(27.779)	(12.723)	(40.502)
Impairment charge	(120.173)	—	(1.013)	—	(10.614)	(131.800)	—	(10.614)	(10.614)
At 31 December 2011	(124.165)	(338.735)	(114.459)	—	(62.556)	(639.915)	(210.145)	(89.024)	(299.169)

Net book amount at 31 December 2011	1.738.559	144.809	52.063	132.623	68.767	2.136.821	60.262	68.691	128.953

The additions, as well as the disposals and write-offs in goodwill relate to investment activities of the Group from the private equity business in 2011 and 2010.

The CGUs where significant goodwill is allocated are the Turkish and Serbian operations and the goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka.  The Group adopted value in use (“VIU”) tests for CGUs, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. The fair value of the Turkish operations CGU was assessed based on a 6,8% (2010: 5,8%) terminal growth rate and 18,1% (2010: 17,7%) pre tax discount rate. This conclusion does not change if reasonably possible changes in key assumptions are applied.

Notes to the Financial Statements

Group and Bank

The assessment indicated that the goodwill relating to the acquisition of Vojvodjanska Banka and allocated to the Serbian operations CGU, included in the International banking operations segment, is impaired and an impairment charge of €100 million was recognized in the current year’s income statement in respect of that segment. The impairment is mainly attributed to the deterioration of the economic conditions in Serbia. The fair value of the Serbian operations CGU was assessed based on an 8,0% (2010: 8,0%) terminal growth rate and 13,3% (2010: 13,7%) pre tax discount rate.

Following this impairment, the goodwill in respect of these acquisitions amounts to €1.467,2 million (2010: €1.732,2 million) and €110,1 million (2010: €208,3 million) respectively.  The variance is mainly due to the effect of foreign exchange rate differences and the impairment charge recognised in the current year’s income statement relating to the acquisition of Vojvodjanska Banka. Additionally the Group fully impaired the goodwill relating to the acquisition of National Securities S.A. of €13,4 million and the goodwill relating to the acquisition of NBG Leasing IFN S.A. of €6,7 million.

Other indefinite life intangibles include the brand names of Finansbank and Vojvodjanska Banka of €122,9 million and €9,7 million respectively (2010: €145,1 million and €9,6 million respectively). The differences are due to foreign exchange rates fluctuations. Other finite life intangibles include net core deposits and customer relationships amounting to €40,5 million relating to the acquisition of Finansbank (remaining useful lives span from 1,5 to 2,5 years) and €11,6 million relating to the acquisition of Vojvodjanska Banka (remaining useful lives span from 5 to 6 years), (2010: €70,0 million and €13,6 million respectively). An amount of €1,0 million of finite life intangibles relating to the acquisition of National Securities S.A. was fully impaired in 2011 (at 31 December 2010 the net carrying amount of these intangibles was €1,3 million).

NOTE 26:                     Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2010	933.162	1.073.045	977.077	215.931	17.393	3.216.608
Foreign exchange differences	18	(3.457)	8.414	3.367	(419)	7.923
Transfers	(7.613)	(7.627)	(13.722)	1.094	(4.261)	(32.129)
Additions	111	21.513	91.304	22.019	11.192	146.139
Disposals and write offs	—	(7.635)	(52.852)	(2.489)	(84)	(63.060)
At 31 December 2010	925.678	1.075.839	1.010.221	239.922	23.821	3.275.481

Accumulated depreciation & impairment
At 1 January 2010	(3.442)	(360.636)	(654.588)	(98.790)	—	(1.117.456)
Foreign exchange differences	(1)	2.014	(4.082)	(1.152)	—	(3.221)
Transfers	37	6.232	794	(1.734)	—	5.329
Disposals and write offs	—	3.938	46.671	1.706	—	52.315
Depreciation charge	—	(20.638)	(95.886)	(25.153)	—	(141.677)
Impairment charge	(47)	(270)	(8)	—	—	(325)
At 31 December 2010	(3.453)	(369.360)	(707.099)	(125.123)	—	(1.205.035)

Net book amount at 31 December 2010	922.225	706.479	303.122	114.799	23.821	2.070.446

Cost
At 1 January 2011	925.678	1.075.839	1.010.221	239.922	23.821	3.275.481
Foreign exchange differences	(17)	(11.103)	(40.143)	(18.719)	27	(69.955)
Transfers	4.453	19.462	10.356	7.201	(21.255)	20.217
Additions	618	14.113	94.301	15.803	9.394	134.229
Disposals and write offs	(5.178)	(13.992)	(18.456)	(8.297)	(1.062)	(46.985)
At 31 December 2011	925.554	1.084.319	1.056.279	235.910	10.925	3.312.987

Accumulated depreciation & impairment
At 1 January 2011	(3.453)	(369.360)	(707.099)	(125.123)	—	(1.205.035)
Foreign exchange differences	—	1.715	30.711	11.079	—	43.505
Transfers	—	(4.616)	1.185	160	—	(3.271)
Disposals and write offs	—	6.797	9.954	5.949	—	22.700
Depreciation charge	—	(21.016)	(87.110)	(23.657)	—	(131.783)
Impairment charge	(15.368)	(853)	—	(206)	—	(16.427)
At 31 December 2011	(18.821)	(387.333)	(752.359)	(131.798)	—	(1.290.311)

Net book amount at 31 December 2011	906.733	696.986	303.920	104.112	10.925	2.022.676

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2010	126.657	154.635	549.396	100.981	4.258	935.927
Foreign exchange differences	—	6	9	36	—	51
Transfers	15	63	25	3	—	106
Additions	1	4.320	34.824	19.861	2.260	61.266
Disposals and write offs	—	(745)	(31.414)	—	—	(32.159)
At 31 December 2010	126.673	158.279	552.840	120.881	6.518	965.191

Accumulated depreciation & impairment
At 1 January 2010	(391)	(70.284)	(421.168)	(62.442)	—	(554.285)
Foreign exchange differences	(1)	(2)	49	47	—	93
Transfers	—	(19)	(45)	16	—	(48)
Disposals and write offs	—	—	31.361	—	—	31.361
Depreciation charge	—	(2.082)	(43.011)	(9.115)	—	(54.208)
At 31 December 2010	(392)	(72.387)	(432.814)	(71.494)	—	(577.087)

Net book amount at 31 December 2010	126.281	85.892	120.026	49.387	6.518	388.104

Cost
At 1 January 2011	126.673	158.279	552.840	120.881	6.518	965.191
Foreign exchange differences	—	62	(75)	(82)	(2)	(97)
Transfers	(199)	422	23	5.904	(6.064)	86
Additions	18	1.970	17.509	9.686	2.585	31.768
Disposals and write offs	(5.178)	(10.957)	(4.300)	—	(1.027)	(21.462)
At 31 December 2011	121.314	149.776	565.997	136.389	2.010	975.486

Accumulated depreciation & impairment
At 1 January 2011	(392)	(72.387)	(432.814)	(71.494)	—	(577.087)
Foreign exchange differences	—	91	23	29	—	143
Transfers	—	538	(23)	159	—	674
Disposals and write offs	—	5.132	2.354	—	—	7.486
Depreciation charge	—	(2.544)	(39.120)	(8.261)	—	(49.925)
Impairment charge	(3.358)	(326)	—	—	—	(3.684)
At 31 December 2011	(3.750)	(69.496)	(469.580)	(79.567)	—	(622.393)

Net book amount at 31 December 2011	117.564	80.280	96.417	56.822	2.010	353.093

Notes to the Financial Statements

Group and Bank

NOTE 27:                     Deferred tax assets and liabilities

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Deferred tax assets:
Securities	649.541	300.785	380.427	245.341
Derivatives	298.528	37.220	298.528	37.220
Property and equipment and intangible assets	(6.189)	(4.941)	(3.888)	(7.276)
Pension and other post retirement benefits	59.071	22.953	55.681	19.470
Insurance reserves	12.293	15.832	—	—
Loans and advances to customers	246.693	(220.417)	244.530	(228.531)
Tax losses	15.475	284.155	—	273.172
Other temporary differences	34.197	35.114	25.048	26.772
Deferred tax assets	1.309.609	470.701	1.000.326	366.168

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Deferred tax liabilities:
Securities	(14.999)	1.567	—	—
Derivatives	31.960	45.025	—	—
Property and equipment and intangible assets	37.733	51.635	—	—
Pension and other post retirement benefits	(4.690)	(4.579)	—	—
Loans and advances to customers	18.027	45.815	—	—
Tax losses	—	(5.329)	—	—
Other temporary differences	(5.357)	(15.118)
Deferred tax liabilities	62.674	119.016	—	—

Deferred tax charge in the income statement

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Securities	721.217	(88.627)	509.051	(100.069)
Derivatives	267.800	75.448	261.308	118.717
Property and equipment and intangible assets	5.954	145	3.343	(4.541)
Pension and other post retirement benefits	36.869	3.025	36.211	3.300
Insurance reserves	(3.539)	2.677	—	—
Loans and advances to customers	489.866	(37.076)	473.059	(77.659)
Tax losses	(273.458)	141.842	(273.172)	144.086
Other temporary differences	3.067	(33.654)	(1.493)	(19.018)
Deferred tax charge in the income statement	1.247.776	63.780	1.008.307	64.816
Deferred tax through OCI	(365.934)	230.563	(373.970)	190.135
Deferred tax through equity	13.408	20.460	(179)	29.123
Net deferred tax movement	895.250	314.803	634.158	284.074

The Group and the Bank believe that the realization of the recognized net Deferred Tax Assets (“DTA”) of € 1.309,6 million and €1.000,3 million respectively, at 31 December 2011, is more probable than not based upon expectations of future taxable income in Greece.  Additional evidence is provided by the Business plan submitted to the Bank of Greece (see note 2.2). This Business plan provide sufficient positive evidence that the Bank will be able to recover these deferred tax assets, as has been estimated that it is probable the future taxable income will be sufficient to utilize the deductible temporary differences. Additionally, the Bank intends to implement tax planning strategies in order to support in the realization of all or part of these deferred tax assets.

At 31 December 2011, cumulative tax losses amounted to €1.102,1 million, of which €950,5 million relates to the Bank and incurred in 2008, 2009 and 2010.  The Bank has concluded that in the next years its tax loss position will be burden by the amortization of the PSI for tax purposes and therefore there will not be sufficient taxable income to recover the DTA on tax losses before they expire; and in this respect the Group and the Bank reversed the corresponding deferred tax asset of €194.986 and €190.112 respectively.

Notes to the Financial Statements

Group and Bank

The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

	Group	Bank
Year	31.12.2011	31.12.2011
2012	11.285	—
2013	15.601	—
2014	223.011	213.689
2015	757.180	736.872
2016	24.007	—
2017	24.111	—
2018	36.543	—
Unlimited	10.345	—
	1.102.083	950.561

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 28:                     Insurance related assets and receivables

	Group
	31.12.2011	31.12.2010

Investments on behalf of policyholders who bear the investment risk (unit linked)	295.712	353.534
Insurance business receivables	228.260	269.149
Amounts receivable from reinsurers and reinsurance business receivables	124.454	137.777
Deferred acquisition costs (DAC)	52.212	61.606
Total	700.638	822.066

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2011	31.12.2010

Bonds	31.170	33.567
Shares	8.087	29.923
Mutual Funds	129.103	170.086
Other	127.352	119.958
Total	295.712	353.534

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

NOTE 29:                     Other assets

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Accrued interest and commissions	750.062	785.209	636.613	654.251
Receivables from Greek state	361.204	204.282	351.323	204.282
Tax prepayments and other recoverable taxes	43.756	53.570	5.682	11.390
Private equity: investees assets	127.150	87.289	—	—
Trade receivables	96.931	106.103	16.228	29.896
Assets acquired through foreclosure proceedings	203.533	194.659	80.592	80.527
Prepaid expenses	155.416	147.251	45.185	61.414
Hellenic Deposit and Investment Guarantee Fund	288.090	227.078	288.090	227.078
Checks and credit card transactions under settlement	176.312	221.922	138.290	169.751
Securities transactions under settlement	9.177	16.082	4.925	5.853
Other	574.715	431.274	500.474	311.494
Total	2.786.346	2.474.719	2.067.402	1.755.936

Notes to the Financial Statements

Group and Bank

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

The Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

NOTE 30:                     Non-current assets held for sale

In 2010, the Greek government announced its intention to include Larco S.A. in its privatisation program.  The Bank decided to dispose of its 33,36% share in Larco S.A. through this procedure.  In this respect the Bank re-classified this asset from investment in associates to non-current assets held for sale. The privatisation program is still in progress by the Hellenic Republic.

NOTE 31:                     Due to banks

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Demand deposits due to credit institutions	186.710	286.680	177.937	258.652
Time deposits due to credit institutions	573.076	788.506	780.525	1.385.945
Interbank deposits	217.807	502.302	435.334	417.380
Amounts due to ECB and Central Banks	31.281.024	24.406.207	31.215.751	24.204.695
Securities sold under agreements to repurchase	1.333.572	3.503.807	748.896	2.195.220
Other	516.049	411.194	512.420	407.568
Total	34.108.238	29.898.696	33.870.863	28.869.460

NOTE 32:                     Due to customers

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Deposits:
Individuals	47.716.946	52.765.286	35.771.831	42.429.036
Corporate	8.846.615	11.148.001	5.450.875	6.270.173
Government and agencies	2.168.510	3.531.904	2.096.214	3.345.233
Total deposits	58.732.071	67.445.191	43.318.920	52.044.442
Securities sold to customers under agreements to repurchase	25.530	28.663	5.970	51.887
Other	786.039	565.183	700.277	374.679
Total	59.543.640	68.039.037	44.025.167	52.471.008

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Deposits:
Savings accounts	19.297.547	23.294.050	18.254.947	22.302.371
Time deposits	32.768.315	37.844.827	19.987.341	24.972.103
Current accounts	2.413.200	2.463.463	1.435.641	1.453.619
Sight deposits	3.841.770	3.449.706	3.241.537	2.928.667
Other deposits	411.239	393.145	399.454	387.682
	58.732.071	67.445.191	43.318.920	52.044.442
Securities sold to customers under agreements to repurchase	25.530	28.663	5.970	51.887
Other	786.039	565.183	700.277	374.679
	811.569	593.846	706.247	426.566
Total	59.543.640	68.039.037	44.025.167	52.471.008

Notes to the Financial Statements

Group and Bank

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 December 2011, these deposits amount to €1.779.727 (2010: €1.240.756) for both the Group and the Bank.

For deposits at fair value through profit or loss, the change in fair value during the period attributable to changes in credit risk amounts to €10.973 for the year 2011 (2010: NIL) for the Group and the Bank.

The cumulative change in fair value attributable to changes in credit risk amounts to €20.714 for 2011 (2010: €9.741) for the Group and the Bank.

NOTE 33:                     Debt securities in issue

	Group			Bank
	Interest rate	31.12.2011	31.12.2010	Interest rate	31.12.2011	31.12.2010

Corporate bonds - fixed rate	6,5%	55.372	98.613	—	—	—
Corporate bonds - floating rate	2,1%	19.134	97.311	—	—	—
Covered bonds - fixed rate	3,9%	1.059.297	1.160.656	3,9%	1.059.297	1.160.656
Covered bonds - floating rate	—	—	98.006	—	—	98.006
Fixed rate notes	6,0%	594.061	70.608	—	—	—
		1.727.864	1.525.194		1.059.297	1.258.662
Issues under the Hellenic Republic Bank Support Plan
Floating rate notes	—	—	845.109	—	—	845.109
Total		1.727.864	2.370.303		1.059.297	2.103.771

The financial conditions of the debt securities in issue as of 31 December 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million	Own held by the Group (nominal amount in million)	Interest rate
Corporate bonds
Finansbank (via a special purpose entity)	Fixed Rate Notes	24 March 2006	March 2013	USD	110,0	39,0	Paid semi-annually at a rate of 6,5%
Finansbank (via a special purpose entity)	Series 2005-A Floating Rate Notes ( secured on Finansbank’s Diversified Payment Rights)	15 March 2005	March 2012	USD	500,0 (1)	55,5	Paid quarterly at a rate of three-month Libor plus 180 bps
Covered bonds
NBG	Fixed rate covered bonds- 3rd Series	7 October 2009	October 2016	EUR	1.500 (2)	6,1	Paid annually at a fixed coupon rate of 3,875%
Fixed rate notes
NBG Finance Plc	Fixed Rate Notes, guaranteed by the Bank	21 September 2010	22 February 2012	EUR	80,0 (3)	—	Paid semi-annual at fixed interest rate of 2,07%
Finansbank	Senior Unsecured Notes	11 May 2011	May 2016	USD	500,0	3,0	Paid semi-annually at fixed interest rate of 5,5%
Finansbank	Fixed Rate Bonds (4)	2 November 2011	April 2012	TL	150,0	34,8	Capital amount and the interest at a fixed rate of 10,66% will be paid at maturity in a single payment
Finansbank	Fixed Rate Bonds (4)	30 November 2011	May 2012	TL	200,0	37,0	Capital amount and the interest at a fixed rate of 10,45% will be paid at maturity in a single payment

(1) The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31 million (2010: USD 156 million).

(2) Includes fixed rate covered bonds  issued by the Bank under the €10 billion covered bonds program, which are described in Note 21 “Loans and advances to customers (net)” and has been designated as financial liability at fair value through profit or loss. During 2011, net gains of €103,3 million (2010: net gains of €224,4 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value gains of €190,3 million were attributable to changes in instrument specific credit risk (2010: €284,9 million), measured based on changes in the Bank’s own credit spread. Interest expense is not recognized separately from fair value changes.  The carrying amount and amortized cost of these securities as at 31 December 2011 were €1.059,3 million and €1.497,8 million respectively (2010: €1.160,7 million and €1.495,9 million).

(3) The proceeds of the Notes issued by  NBG Finance Plc were ultimately lent to the Bank and are presented within “Other borrowed funds” in the Bank’s statement of financial position.

(4) On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1.000.000.

Notes to the Financial Statements

Group and Bank

Debt securities in issue redeemed or repurchased in 2011, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million	Own held by the Group (Nominal amount in million)
Corporate bonds
Finansbank (via a special purpose entity)	Fixed Rate Notes	24 March 2006	24 March 2011	USD	110,0	31.12.2010: (50,0)
Covered bonds
NBG	Floating rate covered bonds-1st Series(1)	28 November 2008	3 August 2011*	EUR	50,0	—
NBG	Floating rate covered bonds-2nd Series(1)	28 November 2008	3 August 2011*	EUR	50,0	—
Financings under the Hellenic Republic Bank Support Plan
NBG	Floating Rate Notes-Pillar II	4 May 2010	20 December 2011*	EUR	700,0 (2)	—
NBG	Floating Rate Notes-Pillar II	4 May 2010	23 December 2011*	EUR	207,0 (2)	—

(1) The Bank proceeded with the repurchase and cancellation of €50 million covered bonds which was the remaining part of the 1st Series of €1 billion and €50 million covered bonds which was the remaining part of the 2nd Series of €1 billion, both of which were issued on 28 November 2008 and under the first covered bond program of €10 billion (see Note 21 “Loans and advances to customers (net)”).

(2) The Bank repurchased Notes of total amount €907 million (€700 million and €207 million) that were held by third parties. Therefore, the total amount based on the original issue of €1.345,0 million is held by the Bank (see Note: 4.4.3 “Sources of liquidity”).

* Repurchased date

NOTE 34:                     Other borrowed funds

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Subordinated notes - fixed rate	443.293	563.473	549.264	647.202
Subordinated notes - floating rate	—	—	354.779	350.409
Loans-fixed rate	593.266	716.040	80.628	80.487
Loans-floating rate	675.515	782.260	—	—
Total	1.712.074	2.061.773	984.671	1.078.098

The financial conditions of the major borrowed funds as of 31 December 2011, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million	Own held by the Group (nominal amount in million)	Interest rate
Subordinated notes
NBG Finance Plc(1)	Fixed Rate Notes- Lower Tier II	3 August 2010	August 2020 (Early redemption 2015)	EUR	450,0	20,0	Paid annually at a rate of 7,0% for the first 5 years and 9,5% thereafter.
Major fixed and floating rate loans
Finansbank	Amended Facility Agreement	30 November 2011	November 2012	EUR	210,6 (2)	—	Paid quarterly at LIBOR plus 0,7%.
Finansbank	Amended Facility Agreement	30 November 2011	November 2012	USD	220,5 (2)	—	Paid quarterly at LIBOR plus 0,7%.

(1) On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totalling €450 through its UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

(2) On 2 December 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and €352 million with a one year maturity which was amended on 30 November 2011, based on which, the dual tranche amounts of USD 333,0 million and €352,0 million were  replaced with USD 220,5 million and €210,6 million, respectively.

Notes to the Financial Statements

Group and Bank

Included in the Bank’s fixed and floating rate subordinated notes are the amounts ultimately lent to the Bank under loan agreements with NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc, representing the proceeds of the securities issued by NBG Funding Ltd, which are described in Note 42 “Preferred Securities”.

Additionally, fixed rate borrowings primarily of Finansbank, Finans Leasing and Finans Factoring, amounting to €555.961 (of which €138.625, €73.334 and €344.002 denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to €106.342 (of which €92.815, €2.458 and €11.069 denominated in EUR, TL and USD).

Other borrowed funds redeemed or repurchased in 2011, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Subordinated notes
NBG Finance Plc	Subordinated Callable Fixed Rate Notes	28 June 2005	20 June 2011(1)	JPY	30.000
Fixed rate loans
Finansbank	Credit card secured loan	31 March 2006	13 April 2011	TL	300

(1) On 20 June 2011, the Bank proceeded in the repurchase of the entire issue of JPY 30 billion Subordinated Callable Fixed Rate Notes issued by the NBG Finance Plc in June 2005 and guaranteed on a subordinated basis by the Bank. The Notes were maturing in June 2035, however they could be redeemed at the option of the Bank in or after June 2015. These notes had been designated as financial liability at fair value through profit or loss. The carrying amount and amortized cost as at 31 December 2010 were €100.444 and €276.183 respectively.

NOTE 35:                     Insurance related reserves & liabilities

Insurance reserves

	Group
	31.12.2011	31.12.2010

Life
Mathematical and premium reserves	1.164.595	1.252.042
Outstanding claims reserve	92.198	73.490
Other	20.690	13.651
Total	1.277.483	1.339.183
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	295.712	353.534
Guaranteed benefit reserve for unit-linked contracts	50.794	23.338
Total Life reserves	1.623.989	1.716.055

Property and Casualty
Unearned premia reserve	158.971	204.650
Outstanding claims reserve	613.276	576.264
Other	10.836	19.187
Total Property and Casualty reserves	783.083	800.101

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	198.040	232.337
Amounts payable to brokers, agents and sales partners	56.518	62.868
Amounts payable to reinsurers	23.820	23.391
Total	2.685.450	2.834.752

Movement in Life Insurance Reserves

	Group
	2011	2010

Balance 1 January	1.716.055	1.608.357
Increase in reserves	315.323	389.024
Paid claims and other movements	(407.389)	(281.326)
Balance at 31 December	1.623.989	1.716.055

Notes to the Financial Statements

Group and Bank

Movement of Property & Casualty Insurance Reserves

	Group
	2011	2010

Balance 1 January	800.101	700.711
Incurred claims	230.553	337.220
Paid claims and other movements	(201.977)	(236.465)
Movement in unearned premium reserve	(45.594)	(1.365)
Balance at 31 December	783.083	800.101

Outstanding claims reserve

	Group			Group
	31.12.2011			31.12.2010
	Total	Reinsurers’ share	Group share	Total	Reinsurers’ share	Group share

Reported claims	527.967	92.179	435.788	544.767	101.409	443.358
IBNR	85.309	26.018	59.291	31.497	16.047	15.450
Total	613.276	118.197	495.079	576.264	117.456	458.808

NOTE 36:                     Other liabilities

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Accrued interest and commissions	456.336	384.169	460.565	379.160
Creditors and suppliers	216.992	314.600	159.376	279.461
Amounts due to government agencies	180.043	145.425	171.352	134.382
Private equity: liabilities of investee entities	208.064	134.028	—	—
Other provisions	140.265	112.148	87.630	44.579
Taxes payable - other than income taxes	95.022	90.229	23.906	24.922
Accrued expenses and deferred income	102.720	169.530	67.887	97.780
Payroll related accruals	58.141	51.610	18.372	16.312
Dividends payable	4.080	30.923	4.073	30.916
Puttable instruments held by non-controlling shareholders	283.185	265.705	283.185	265.705
Unsettled transactions on debt securities	2.727	1.065	2.727	1.065
Checks and credit card transactions under settlement	439.178	420.715	—	—
Short position on financial instruments at fair value through profit or loss	5.009	15.681	764.127	—
Provision for the reimbursement of impairment losses due to PSI to Group entities	—	—	2.036.008	—
Other	293.868	361.188	204.484	222.255
Total	2.485.630	2.497.016	4.283.692	1.496.537

The puttable instruments held by non-controlling shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

The movement of other provisions for the Group and the Bank may be summarised as follows:

		Unaudited		Group
	Litigation	Tax years	Other	Total
	2011	2011	2011	2011	2010

Balance at 1 January	43.611	10.573	57.964	112.148	131.457
Provisions utilised during the year	(3.508)	(279)	(1.648)	(5.435)	(3.925)
Provisions charged/ (released) to income statement during the year	46.209	669	(5.426)	41.452	(17.542)
Foreign exchange differences	(869)	(25)	(7.006)	(7.900)	2.158
Balance 31 December	85.443	10.938	43.884	140.265	112.148

Notes to the Financial Statements

Group and Bank

		Unaudited		Bank
	Litigation	Tax years	Other	Total
	2011	2011	2011	2011	2010

Balance at 1 January	32.711	8.877	2.991	44.579	38.806
Provisions utilised during the year	—	(60)	(706)	(766)	(86)
Provisions charged/ (released) to income statement during the year	43.706	140	—	43.846	5.835
Foreign exchange differences	—	(25)	(4)	(29)	24
Balance 31 December	76.417	8.932	2.281	87.630	44.579

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2011 the Group and the Bank have provided for cases under litigation the amounts of €85,4 million and €76,4 million respectively, for those litigations for which the Group and the Bank believe that this loss is probable and reasonably estimated.  The corresponding amounts for 2010 were €43,6 million and €32,7 million respectively. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated statement of financial position, results of operation or cash flows.

Other provisions include mainly staff leaving indemnities for subsidiaries not included in the actuarial valuation and untaken vacation indemnity.

NOTE 37:                     Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 31 December 2011 the Group and the Bank have provided for cases under litigation the amounts of €85,4 million and €76,4 million respectively (see Note 36).

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s and the Bank’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 will be audited by the tax authorities whereas the financial year 2011 is audited by the certified auditors of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A. in accordance with article 82 of Law 2238/1994.  By the date the financial statements were approved for issue by the Board of Directors, the tax audit has not yet been completed and therefore the related tax audit certificate will be issued after the publication of the financial statements.  Although during the tax audit additional tax liabilities may arise, it is not expected to have a material effect on the Bank’s financial statements. After the completion of the tax audit the Bank will receive the tax audit certificate. The financial year will be considered final for tax audit purposes after 18 months from the issue of the tax certificate during which the tax authorities are entitled to re-examine the tax books of the Bank (Ministerial Decision 1159/22.7.2011).

For the subsidiaries and associates regarding unaudited tax years refer to Note 47 and 24.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Commitments to extend credit*	14.679.117	18.208.882	6.903.689	10.757.701
Standby letters of credit and financial guarantees written	5.970.422	6.684.876	4.010.307	4.528.057
Commercial letters of credit	589.924	539.790	110.326	136.969
Total	21.239.463	25.433.548	11.024.322	15.422.727

* Commitments to extend credit at 31 December 2011 include amounts of €1.686 million for the Group (2010: €1.319 million) and €80 million for the Bank (2010: €238 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Assets pledged as collateral	33.383.491	26.825.899	31.548.398	23.757.003

As at 31 December 2011, the pledged amounts relate to:

•                  trading and investment debt securities of €7.349 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the BoG and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €8.800 million, and

•                  loans and advances to customers amounting to €17.234 million pledged mainly with BoG for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes:

•                  floating Rate notes of €14.798 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank, and

•                  Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses.

e. Operating lease commitments

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
No later than 1 year	87.842	81.145	91.494	89.482
Later than 1 year and no later than 5 years	260.147	253.369	357.962	343.778
Later than 5 years	140.856	144.125	1.041.422	1.061.220
Total	488.845	478.639	1.490.878	1.494.480

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

NOTE 38:                     Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2011 and 31 December 2010 was 956.090.482, with a nominal value of €5,0 per share.

The Annual General Meeting of the Bank’s Shareholders held on 15 May 2008, authorized the Board of Directors to increase the Bank’s share capital through the issue of common shares with a pre-emptive right in favour of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Following the above authorizations, the Board of Directors on 10 September 2010, approved the increase of the Bank’s ordinary share capital through a rights issue by offering:

a)              121.408.315 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to €631.323 of which €607.041 was credited to share capital and the remaining €24.282 to share premium account.  The new shares were listed in the ATHEX on 19 October 2010.

b)             227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 of which €1.138.203 was credited to share capital and the remaining €45.528 to share premium account.  The new shares were listed in the ATHEX on 25 October 2010.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United

Notes to the Financial Statements

Group and Bank

States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 26 November 2010, the Extraordinary General Meeting of the Bank’s Shareholders approved the repurchase by the Bank of the Law 3723/2008 preference shares of a nominal value of €350 million through payment in cash, subject to obtaining BoG and other statutory approvals.

Law 3844/2010 amended Law 3723/2008 providing that preference shares are not mandatorily redeemable. However, if the preference shares are not redeemed after five years from their issuance and if the participating bank’s general meeting of shareholders has not approved their redemption, the Greek Minister of Finance will impose, pursuant to a recommendation by the BoG, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €6.137.952 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	956.090.482	5,0	4.780.452
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			6.137.952

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2011	2010	2011	2010
At 1 January	3.327.740	3.335.881	3.326.321	3.335.881

Share capital increase above nominal value through ordinary shares	—	69.810	—	69.810
Share capital issue costs net of tax	(1.677)	(77.951)	(1.698)	(79.370)
At 31 December	3.326.063	3.327.740	3.324.623	3.326.321

Movements in share premium account under “Share capital issue costs net of tax” relate to deferred taxes due to changes in tax rates in 2011.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 31 December 2011, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2010	337.350	10.626
Purchases	15.620.293	157.376
Sales	(15.213.954)	(163.101)
At 31 December 2010	743.689	4.901

Purchases	41.381.705	168.057
Sales	(42.062.422)	(172.848)
At 31 December 2011	62.972	110

Notes to the Financial Statements

Group and Bank

NOTE 39:                     Tax effects relating to other comprehensive income / (expense) for the period

	12 month period ended			12 month period ended
	31.12.2011			31.12.2010
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(609.586)	80.845	(528.741)	(1.105.922)	214.693	(891.229)
Less: Reclassification adjustments included in the income statement	2.503.019	(435.863)	2.067.156	82.782	(21.020)	61.762
Available-for-sale securities	1.893.433	(355.018)	1.538.415	(1.023.140)	193.673	(829.467)
Currency translation differences	(742.843)	—	(742.843)	97.434	—	97.434
Net investment hedge	—	(9.400)	(9.400)	(198.875)	34.333	(164.542)
Cash flow hedge	7.580	(1.516)	6.064	(12.790)	2.557	(10.233)
Other comprehensive income / (expense) for the period	1.158.170	(365.934)	792.236	(1.137.371)	230.563	(906.808)

	12 month period ended			12 month period ended
	31.12.2011			31.12.2010
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(357.272)	34.207	(323.065)	(1.172.112)	238.588	(933.524)
Less: Reclassification adjustments included in the income statement	2.040.889	(408.177)	1.632.712	220.243	(48.453)	171.790
Available-for-sale securities	1.683.617	(373.970)	1.309.647	(951.869)	190.135	(761.734)
Currency translation differences	663	—	663	236	—	236
Other comprehensive income / (expense) for the period	1.684.280	(373.970)	1.310.310	(951.633)	190.135	(761.498)

The amount of €1.538.415 in the available-for-sale reserve in 2011 for the Group, includes €1.455.590 relating to debt securities and €82.891 relating to equity securities.

The amount of €1.309.647 in the available-for-sale reserve in 2011 for the Bank, includes €1.241.752 relating to debt securities and €67.895 relating to equity securities.

The tax on other comprehensive income has been affected by the change of the nominal tax rate to 20%, in accordance with Law 3943/2011, effective from 2011.

The amount of €(829.467) in the available-for-sale reserve in 2010 for the Group, includes €(818.546) relating to debt securities and €(10.921) relating to equity securities.

The amount of €(761.734) in the available-for-sale reserve in 2010 for the Bank, includes €(734.447) relating to debt securities and €(27.287) relating to equity securities.

NOTE 40:                     Reserves & retained earnings

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Statutory reserve	387.929	401.710	279.093	279.093
Available-for-sale securities reserve	(324.348)	(1.824.722)	(163.651)	(1.473.298)
Currency translation differences reserve	(1.328.070)	(599.661)	477	(186)
Other reserves and retained earnings	(8.922.533)	3.216.782	(10.644.010)	1.510.238
Total	(10.187.022)	1.194.109	(10.528.091)	315.847

Foreign currency differences arising on the translation of assets and liabilities of subsidiary companies with non-euro functional currency and the effective portion of net investment hedges are recognized in the currency translation reserve and transferred to the income statement on the disposal of the net investment.  The movement of the currency translation reserve in the year primarily reflects the impact of the fluctuation of the foreign exchange rates of Turkish lira and US Dollar which are the functional currencies of FinansBank and NBG Finance (Dollar) respectively.

Notes to the Financial Statements

Group and Bank

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2011	2010	2011	2010

At 1 January	(1.824.722)	(1.001.932)	(1.473.298)	(711.564)
Net gains / (losses) from changes in fair value of AFS investments	(528.637)	(884.552)	(323.063)	(933.524)
Net (gains) / losses transferred to income statement upon disposal	58.819	2.033	89.062	148.106
Transfer from non-controlling interests	(38.107)	—	—	—
Impairment losses on AFS investments	2.008.299	59.729	1.543.648	23.684
At 31 December	(324.348)	(1.824.722)	(163.651)	(1.473.298)

The closing balance of €(324.348) in the available-for-sale reserve in 2011 for the Group consists of €(296.742) relating to debt securities other than Greek government bonds and €(27.606) relating to equity securities. The closing balance of €(163.651) in the available-for-sale reserve in 2011 for the Bank consists of €(140.018) relating to debt securities other than Greek government bonds and €(23.633) relating to equity securities.

The closing balance of €(1.824.722) in the available-for-sale reserve in 2010 for the Group consists of €(1.638.673) relating to Greek government bonds, €(75.551) relating to other debt securities and €(110.498) relating to equity securities. The closing balance of €(1.473.298) in the available-for-sale reserve in 2010 for the Bank consists of €(1.261.342) relating to Greek government bonds, €(120.429) relating to other debt securities and €(91.527) relating to equity securities.

NOTE 41:                     Non-controlling interest

	Group
	2011	2010

At 1 January	834.693	857.376
(Acquisitions) /disposals	(767.089)	(56.857)
Share of net profit of subsidiaries	19.148	34.902
Movement in the available-for-sale securities reserve	(66)	(6.677)
Cash flow hedge, net of tax	12	(21)
Foreign exchange differences	(3.057)	5.970
At 31 December	83.641	834.693

NOTE 42:                     Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the BoG.

Innovative preferred securities:

€350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 208 bps. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

€350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

€230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been

Notes to the Financial Statements

Group and Bank

lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 34 “Other borrowed funds”.

Within 2010, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €47,9 million of series A, B and D, GBP 51,1 million of series E and USD 4,0 million of series C.

Within 2011, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,0 million of series A, B and D, GBP 11,1 million of series E and USD 1,9 million of series C.

On 3 January  2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank has determined that the final aggregate nominal amount of each series accepted for purchase is as follows:

Securities	Purchase Price	Aggregate nominal amount in million accepted for purchase pursuant to the Offer		Aggregate nominal amount in million not held by the Bank after the settlement date(1)
Series A	45%		€52,1		€58,3
Series B	45%		€34,0		€39,8
Series C	45%	USD	47,5	USD	39,0
Series D	45%		€31,2		€37,0
Series E	45%	GBP	39,2		€17,1

(1)  For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by the Bank prior to the commencement of the relevant Offer and (ii) Securities purchased by the Bank pursuant to the relevant Offer.

The settlement date for the purchase by the Bank of the preferred securities that were validly tendered was the 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

The movement of preferred securities is as follows:

	Series A	Series E
	Innovative preferred		Series B	Series C	Series D
	securities		Non- innovative preferred securities			Total
At 1 January 2010	165.693	133.404	78.618	64.112	74.865	516.692
Purchases	(40.281)	(57.500)	(3.916)	(2.754)	(3.687)	(108.138)
Foreign exchange rate differences	—	2.413	—	4.793	—	7.206
31 December 2010 & 1 January 2011	125.412	78.317	74.702	66.151	71.178	415.760
Purchases	(15.076)	(12.932)	(957)	(1.429)	(3.015)	(33.409)
Foreign exchange rate differences		1.992		2.116		4.108
31 December 2011	110.336	67.377	73.745	66.838	68.163	386.459

NOTE 43:                     Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with article 19 of Law 3965/2011 (Government Gazette No 113-18/5/2011), for the year 2010, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares, that is, to the redeemable preference shares held by the Greek State, the non-cumulative, non-voting redeemable preference shares and the ordinary shares.

NOTE 44:                     Cash and cash equivalents

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Cash and balances with central banks	1.183.047	4.567.809	597.919	3.965.880
Due from banks	1.294.971	1.494.201	4.742.639	4.675.866
Trading securities	1.649.848	107.588	1.649.848	107.588
Investment securities	142.880	145.846	—	—
Total	4.270.746	6.315.444	6.990.406	8.749.334

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months

Notes to the Financial Statements

Group and Bank

maturity from the acquisition date.

NOTE 45:                     Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 12 month period ended 31 December 2011 and 2010 and the significant balances outstanding at 31 December 2011 and 2010 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €25,6 million as of 31 December 2011. The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 31 December 2011, loans, deposits and letters of guarantee, at Group level, amounted to €26,2 million, €10,9 million and €0,2 million respectively (2010: €256,3 million, €22,2 million and €13,6 million respectively), whereas the corresponding figures at Bank level amounted to €25,6 million, €5,1 million and €0,2 million (2010: €254,7 million, €18,1 million and €13,6 million respectively).

Total compensation to related parties amounted to €15,2 million (2010: €14,6 million) for the Group and to €8,1 million (2010: €6,2 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Assets	3.832	8.753	8.219.225	8.326.434
Liabilities	14.531	17.440	3.805.870	4.452.150
Letters of guarantee, contingent liabilities and other off balance sheet accounts	14.901	13.367	3.278.713	2.378.490

	12 month period ended		12 month period ended
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Interest, commission and other income	1.589	2.585	211.453	170.835
Interest, commission and other expense	8.299	8.594	264.270	225.468

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2011, amounted to €413,7 million and €413,6 million respectively (2010: €298,1 million for the Group and the Bank).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2011, amounted to €116,0 million and €40,9 million respectively (2010: €87,6 million and €8,5 million respectively).

Notes to the Financial Statements

Group and Bank

NOTE 46:                     Acquisitions, disposals and other capital transactions

Acquisitions

In 2011, the following transactions took place:

On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse A.G. An amount of €775,6 million (being the proportionate share of the carrying amount of the net assets of CPT Investments Ltd attributed to non-controlling interests) has been deducted from non —controlling interests.  The difference of €187,8 million between the decrease in the non-controlling interests and the consideration paid has been recognized directly in the Group’s equity as follows: amount of €38,1 million has been debited to the “Available for sale securities” reserve and amount of €225,9 million has been credited to retained earnings. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount of €544,9 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A.  The merger balance sheet date was the 30 June 2011. The merger was completed on 25 November 2011.

On 19 September 2011 the Bank established in UK the Special Purpose Entity SPITI PLC, for the purposes of mortgage loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011 the Bank established in UK the Special Purpose Entity AGORAZO PLC, for the purposes of consumer loans securitization, in which the Bank has a beneficial interest.

On 22 September 2011 the Bank established in UK the Special Purpose Entity AUTOKINITO PLC, for the purposes of car loans securitization, in which the Bank has a beneficial interest.

On 12 December 2011, following the Finansbank’s Board of Directors decision of 4 August 2011, the share capital of the Finansbank was increased by TL 120 million (TL 116,3 million in cash and TL 3,7 million by capitalization of reserves). The cash contribution by the Group amounted to TL 110,3 million and was covered by the reinvestment of the dividend received.

In December 2011 the liquidation of ETEBA Bulgaria AD was completed.

During 2011 Finansbank disposed of 20,88% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5,0 million.  After this transaction the Group owns 54,56% of the entity while the retained earnings and the non-controlling interests have been increased by €0,6 million and €1,5 million respectively.

In 2010, the following transactions took place:

On 4 November 2010, following the Finansbank’s Board of Directors decision of 2 August 2010, the share capital of the Finansbank was increased by TL 551,3 million (TL 547,1 million in cash and TL 4,1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518,7 million and covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495,8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL 22,9 million.

Finansbank disposed of 10,73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2,7 million.  After this transaction the Group owns 75,44% of the entity.

During December 2010, Finans Invest acquired 5,11% of Finans Finansal Kiralama A.S. (Finans Leasing), a listed subsidiary company in Istanbul Stock Exchange, from the market with a cost of TL 20,5 million.  On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), through a public offer.  The Bank acquired 27,3% of the share capital for €42,3 million (TL 81,7 million).  After these acquisitions the NBG Group owns 94,11% of Finans Leasing.

On 17 August 2010, the Bank acquired 21,6% of Stopanska Banka AD — Skopje, from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to €35,2 million.

On 3 September 2010, Banca Romaneasca S.A. established NBG FACTORING ROMANIA IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

Other transactions

On 19 May 2010, Eterika Plc was liquidated.

On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.

On 16 November 2010, NBG International Inc. (NY) was liquidated.

Notes to the Financial Statements

Group and Bank

The movement of investments in subsidiaries is summarised as follows:

	Bank
	2011	2010

Balance at the beginning of the period	8.415.877	8.064.609
Acquisition of additional interest/ share capital increase in existing subsidiaries	703.866	346.401
Disposals / Liquidations	(345)	—
Transfers from investment securities	—	4.867
Impairment charge	(658.471)	—
Balance at the end of the period	8.460.927	8.415.877

The impairment charge recognized in 2011 relates mainly to the cost of investment in Ethniki Hellenic General Insurance of €395,4 million mainly due to the impact of the PSI on the subsidiary’s financial position, to the cost of investment in Vojvodjanska Banka of €186,7 million and EKTENEPOL of  €32,5 million due to the deterioration of the economic conditions in Serbia and Greece respectively. Acquisition of additional interest and or share capital increase in existing subsidiaries include the following transactions:

	Bank
	2011	2010
Share capital increase in Finansbank	39.184	227.945
Acquisition of additional interest (27,32%) in Finans Finansal Kiralama A.S. (Finans Leasing)	—	42.274
Acquisition of additional interest (49,9%) CPT Investments Ltd	587.809	—
Share premium increase in NBG International Holdings B.V.	10.000	21.939
Share capital increase of SPEs	61.476	45.591
Share capital increase in NBG Leasing IFN S.A.	5.000	—
Share capital increase of other subsidiaries	397	8.652
Total	703.866	346.401

Notes to the Financial Statements

Group and Bank

NOTE 47:                    Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.12.2011	31.12.2010	31.12.2011	31.12.2010
National Securities S.A.	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2011	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2010-2011	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010-2011	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (3)	Greece	2005-2011	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2011	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2011	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2011	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2011	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2011	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A. (5)	Greece	—	—	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2006-2008 & 2010-2011	99,81%	99,80%	82,23%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2011	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2006-2011	99,77%	99,76%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2006-2011	99,77%	99,76%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2006-2011	54,56%	75,44%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2006-2011	99,71%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2011	99,81%	99,80%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2011	99,81%	99,80%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2011	99,81%	99,80%	—	—
NBG Malta Holdings Ltd	Malta	2006-2011	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2011	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2011	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2011	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2011	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2011	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2011	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2011	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia (2)	Bulgaria	—	—	100,00%	—	92,00%
NBG Securities Romania S.A.	Romania	2006-2011	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2011	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010-2011	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2011	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2011	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2011	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2011	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2005-2011	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (3)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2010-2011	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2011	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2011	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2010-2011	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Spiti Plc (Special Purpose Entity) (4)	U.K.	2011	—	—	—	—
Autokinito Plc (Special Purpose Entity) (4)	U.K.	2011	—	—	—	—
Agorazo Plc (Special Purpose Entity) (4)	U.K.	2011	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2011	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2010-2011	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	50,10%	100,00%	50,10%

(*) % of participation includes the effect of put and call option agreements.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) From 2nd quarter 2011 ETEBA Bulgaria A.D., Sofia is not included in NBG Group accounts due to its liquidation.

(3) Companies under liquidation.

(4) Special Purpose Entities incorporated in 2011 (Note 46).

(5) Ethnoplan S.A. was merged with Ethnodata S.A.

Notes to the Financial Statements

Group and Bank

The Special Purpose Entities (SPE’s) have been created in order the Bank to securitize certain financial assets (see note 21: Loans and advances to customers). The notes issued by the SPE’s are held in total by the Bank and therefore the Bank is the only beneficiary on these SPE’s and thus they are controlled and as a result are consolidated as subsidiaries.

NOTE 48:                     Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the year ended 31 December 2011. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2011	2010	2011	2010
Audit fees	3.915	3.997	1.465	1.204
Audit-related fees	2.490	4.626	1.807	2.923
Tax fees	280	234	20	15
All other fees	25	20	11	20
Total	6.710	8.877	3.303	4.162

NOTE 49:                     Events after the reporting period

1.      On 3 January 2012, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding (see Note 42 for details) and for the €1.500 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10 billion covered bonds program).

2.      On 31 January 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

3.      On 24 February 2012, the Bank issued €3.000 million Fixed Rate Notes maturing on 24 May 2012, bearing a 13% coupon payable quarterly in arrears.

4.      At the European Summit on 26 October 2011, the Heads of States of Eurozone agreed on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform program for the Greek economy, supporting growth, the PSI is expected to secure the reduction of the Greek debt to GDP ratio to 120% by 2020.

Following the above, Greek Parliament voted Law 4046/2012 “Approval of the Draft Financial Assistance Facility Agreements between the European Financial Stability Facility (E.F.S.F.), the Hellenic Republic and the Bank of Greece, approval of the Draft Memorandum of Understanding between the European Commission, the Hellenic Republic and the Bank of Greece and other urgent provisions for the reduction of the public debt and the rescue of the national economy”, which among others approved:

a)   the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece for the provision of financing of up to the amount of €30 billion in order to finance part of the voluntary exchange of Greek Bonds between private sector investors, as described in the statement of the European Summit on 26 October 2011.

b)   the Draft Co-Financing Agreement, between the Hellenic Republic, the Bank of Greece, EFSF and Wilmington Trust (London) Limited for the determination with respect to the above agreement the amount, payments and other liabilities as well as the methods of payments under common paying agent.

c)   the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece for the provision of financial aid up to the amount of €35 billion, in order to provide to the Hellenic Republic the ability to finance the potential repurchase of Government bonds which have been pledged as collateral to the Eurosystem, with bond issues of EFSF.

d)   the Draft Financial Assistance Facility Agreement, between EFSF, the Hellenic Republic and the Bank of Greece of up to the amount of €5.7 billion in order to facilitate bond accrued interest prior to their exchange in the context of PSI.

On 24 February 2012, the Hellenic Republic Ministry of Finance (the “MiFin”) published the invitation memoranda (the “Memoranda”) whereby it invited the holders of the Greek government bonds that were eligible for the PSI (the “eligible GGBs”) to offer to exchange their eligible GGBs subject to the terms described in the Memoranda (the “Offer”).

The Group participated in the Offer under the terms of the Memoranda. The exchange of the Greek government bonds that were subject to Greek law took place on 12 March 2012, while the exchange of bonds subject to foreign law is expected to take place in April 2012.

The key terms of the Offer are as follows:

•    53,5% haircut on the nominal value of the eligible GGBs

•    Receipt of EFSF bonds with total nominal value 15% of the nominal amount of the exchanged bonds, half of which mature in 12 months and half in 24 months.

•    Receipt of new bonds (the “New GGBs”) with the following characteristics:

•        Issuer: Hellenic Republic

•        Nominal value: 31,5% of the nominal amount of the exchanged bonds

•        Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

•        Coupon rate: 2,0% per annum for payment dates in 2013 - 2015, 3,0% per annum for payment dates in 2016 - 2020, 3,65% per annum for payment date 2021 and 4,3% per annum for payment dates in 2022 and thereafter.

•    Receipt of detachable GDP-linked securities issued by the Hellenic Republic (the “GDP-linked Securities”) traded in the market with a notional amount equal to the face amount of the New GGBs received. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic’s nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

•    Any accrued and unpaid interest (including additional amounts, if any) on the exchanged bonds will be paid with 6-month securities issued by the EFSF.

The New GGBs and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

The Offer is considered as adjusting event after the reporting period in relation to the annual financial statements for the year ended 31 December 2011, because it provides evidence of conditions that existed at the end of the reporting period, and therefore, the Group and the Bank recognised an impairment loss in the annual financial statements for the year ended 31 December 2011.

5.      On 9 March and 11 April 2012, the Bank proceeded with the cancellation of covered bonds of €170 million and €70 million respectively, related to the 4th series under its second covered bond program.

6.      On 15 March  2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million.

7.      On 20 March  2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively.

8.      On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank has been assigned to assume the total deposits amounting to €325 million, of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos.  NBG will undertake only the deposits of the said banks and no other assets or liabilities thereof.

9.      On 20 April 2012, the HFSF in its letter to the Bank stated that the BoG on 19 April 2012 replied to HFSF the following:

a)     The Bank is evaluated as viable

b)    The Bank submitted a business plan which includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable

c)     The amount required for the restoration of the capital adequacy ratio to the minimum 8%, determined to €6,9 billion

d)    The HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of L.3864/2010 up to the amount that has been determined by the BoG and is adequate to restore the Group’s capital adequacy ratio i.e. €6,9 billion.

In the same letter to the Bank, HFSF stated that it will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of €6,9 billion.  Furthermore, the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

Notes to the Financial Statements

Group and Bank

NOTE 50:                     Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.12.2011	1.1 - 31.12.2011	1.1 - 31.12.2010

ALL	EUR	0,00720	0,00726	0,00739
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12556	0,12156	0,13512
GBP	EUR	1,19717	1,15275	1,16605
MKD	EUR	0,01626	0,01638	0,01638
RON	EUR	0,23130	0,23634	0,23830
TL	EUR	0,40930	0,43035	0,50140
USD	EUR	0,77286	0,71897	0,75488
RSD	EUR	0,00956	0,00987	0,00977
ZAR	EUR	0,09539	0,09969	0,10343

NOTE 51:                     Reclassifications of financial assets

In 2011, the Group reclassified €795,9 million Greek government bonds from available-for-sale into loans-and-receivables, because, at the date of reclassification, the reclassified bonds were not quoted in an active market and the Group had the intention and ability to hold them for the foreseeable future or until maturity.

The following table presents the carrying amount by nature of security, as at December 31, 2011, of the financial instruments that have been reclassified during 2008 and 2010, other than the Greek government bonds that are impaired due to the PSI and exchanged in March and April 2012 with new Greek government bonds (see Note 14):

Notes to the Financial Statements

Group and Bank

	Group			Bank
31 December 2011	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	752.614	752.614	—	752.614	752.614
Sovereign bonds (other than GGBs)	23.642	28.317	51.959	447	28.317	28.764
Debt securities issued by Greek financial institutions	56.051	101.755	157.806	56.051	50.149	106.200
Debt securities issued by foreign financial institutions	37.805	61.204	99.009	9.424	61.204	70.628
Debt securities issued by Greek corporate entities	13.221	90.766	103.987	—	90.766	90.766
Debt securities issued by foreign corporate entities	16.664	—	16.664	—	—	—
Equity securities	8.663	—	8.663	4.691	—	4.691
Mutual funds	27.256	—	27.256	—	—	—
Total	183.302	1.034.656	1.217.958	70.613	983.050	1.053.663

The information presented below refers to reclassifications of financial instruments, other than the Greek government bonds that are impaired due to the PSI (see Note 14):

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €1.034,7 million. The market value of these securities is €429,6 million. During the year ended 31 December 2011, €31,8 million interest income and €454,8 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the year ended 31 December 2011 would have been lower by €59,8 million (€50,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €100,3 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €183,3 million. The market value of these securities is €160,9 million. During the year ended 31 December 2011, €5,8 million interest income, €0,3 million dividend income and €20,3 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the year ended 31 December 2011 would have been lower by €13,1 million (€10,4 million net of tax), and the available-for-sale securities reserve, net of tax, would have been higher by €6,8 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2011, the carrying amount of the securities reclassified in 2010 and have not matured, or been sold is €983,1 million. The market value of these securities is €378,0 million. During the year ended 31 December 2011, €27,2 million interest income and €454,8 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the year ended 31 December 2011 would have been lower by €46,4 million (€37,1 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €113,8 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 December 2011, the carrying amount of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €70,6 million. The market value of these securities is €58,8 million. During the year ended 31 December 2011, €2,2 million interest income, €0,1 million dividend income and €13,1 million impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the year ended 31 December 2011 would have been lower by €8,1 million (€6,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been higher by €3,6 million.

Summary financial data

Group and Bank

Summary financial data

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2011 TO 31 DECEMBER 2011

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS)

(amounts in thousand EURO)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	20 April 2012
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	20 April 2012
Website:	www.nbg.gr

Statement of Financial Position

	Group		Bank
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
ASSETS
Cash and balances with central banks	4,082,153	7,530,483	1,566,583	5,069,505
Due from banks (net)	4,635,846	3,321,454	8,026,009	7,091,089
Financial assets at fair value through profit or loss	2,682,655	1,723,112	2,457,257	1,082,292
Derivative financial instruments	3,748,757	1,731,192	2,923,318	1,542,961
Loans and advances to customers (net)	71,496,221	77,261,870	52,891,237	58,242,991
Available for sale investment securities	4,509,230	7,924,354	1,157,474	3,035,212
Held to maturity investment securities	1,023,666	3,626,284	1,322,230	1,974,534
Loans and receivables investment securities	5,155,545	8,816,749	4,684,066	7,034,903
Investment property	274,470	213,180	—	—
Investments in subsidiaries	—	—	8,460,927	8,415,877
Investments in associates	42,484	39,246	5,803	7,298
Goodwill, software & other intangible assets	2,136,821	2,560,197	128,953	140,807
Property & equipment	2,022,676	2,070,446	353,093	388,104
Deferred tax assets	1,309,609	470,701	1,000,326	366,168
Insurance related assets and receivables	700,638	822,066	—	—
Current income tax advance	242,359	136,667	242,359	136,667
Other assets	2,786,346	2,474,719	2,067,402	1,755,936
Non current assets held for sale	20,513	21,885	20,513	20,513
Total assets	106,869,989	120,744,605	87,307,550	96,304,857

LIABILITIES
Due to banks	34,108,238	29,898,696	33,870,863	28,869,460
Derivative financial instruments	4,469,460	1,790,556	3,940,485	1,404,051
Due to customers	59,543,640	68,039,037	44,025,167	52,471,008
Debt securities in issue	1,727,864	2,370,303	1,059,297	2,103,771
Other borrowed funds	1,712,074	2,061,773	984,671	1,078,098
Insurance related reserves and liabilities	2,685,450	2,834,752	—	—
Deferred tax liabilities	62,674	119,016	—	—
Retirement benefit obligations	275,936	152,012	208,891	79,887
Current income tax liabilities	52,040	76,091	—	21,925
Other liabilities	2,485,630	2,497,016	4,283,692	1,496,537
Total liabilities	107,123,006	109,839,252	88,373,066	87,524,737

SHAREHOLDERS’ EQUITY
Share capital	6,137,952	5,137,952	6,137,952	5,137,952
Share premium account	3,326,063	3,327,740	3,324,623	3,326,321
Less: treasury shares	(110)	(4,901)	—	—
Reserves and retained earnings	(10,187,022)	1,194,109	(10,528,091)	315,847
Equity attributable to NBG shareholders	(723,117)	9,654,900	(1,065,516)	8,780,120

Non-controlling interests	83,641	834,693	—	—
Preferred securities	386,459	415,760	—	—
Total equity	(253,017)	10,905,353	(1,065,516)	8,780,120

Total equity and liabilities	106,869,989	120,744,605	87,307,550	96,304,857

Statement of Changes in Equity

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Balance at beginning of period	10,905,353	9,827,518	8,780,120	8,224,161
Changes during the period:
Total comprehensive expense, net of tax	(11,532,648)	(466,384)	(10,834,438)	(1,122,350)
Share capital increase	991,200	1,737,103	991,200	1,735,684
Dividends declared	(16,588)	(92,476)	—	(71,558)
Net change in treasury shares	4,791	5,725	—	—
Other changes	(605,125)	(106,133)	(2,398)	14,183
Balance at end of period	(253,017)	10,905,353	(1,065,516)	8,780,120

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report.

The Board of Directors

Vassilios T. Rapanos	Non-Executive Member - Chairman of the BoD
Apostolos S. Tamvakakis	Executive Member - Chief Executive Officer
Anthimos C. Thomopoulos	Executive Member - Deputy Chief Executive Officer
Alexandros G. Tourkolias	Executive Member - Deputy Chief Executive Officer
Leonidas T. Theoklitos	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Avraam J. Triantafillidis	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Georgios P. Zanias	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista	Independent Non-Executive Member
Spiridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

Statement of Comprehensive Income

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2011	31.12.2010	31.12.2011	31.12.2010

Interest and similar income	6,586,518	6,402,037	3,765,458	3,508,362
Interest expense and similar charges	(2,743,710)	(2,254,080)	(1,435,677)	(1,079,585)
Net interest income	3,842,808	4,147,957	2,329,781	2,428,777

Fee and commission income	706,628	710,084	235,781	274,348
Fee and commission expense	(212,779)	(100,159)	(191,654)	(73,381)
Net fee and commission income	493,849	609,925	44,127	200,967

Earned premia net of reinsurance	789,157	967,007	—	—
Net claims incurred	(642,438)	(891,159)	—	—
Earned premia net of claims and commissions	146,719	75,848	—	—

Net trading income/(loss) and results from investment securities	(27,719)	(138,308)	(33,073)	(387,382)
Net other expense	(83,697)	(55,946)	(33,932)	(130,113)
Total income	4,371,960	4,639,476	2,306,903	2,112,249

Personnel expenses	(1,616,424)	(1,530,459)	(1,036,593)	(931,800)
General, administrative and other operating expenses	(721,430)	(781,832)	(345,573)	(368,627)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(202,869)	(199,818)	(90,427)	(87,277)
Amortis. & write offs of intang. assets recognised on business combinations	(23,362)	(27,442)	—	—
Finance charge on put options of non-controlling interests	(6,892)	(13,566)	(6,892)	(13,566)
Credit provisions and other impairment charges	(3,439,026)	(1,450,327)	(3,407,844)	(1,044,586)
Impairment of Greek Government Bonds	(11,783,256)	—	(10,555,139)	—
Share of profit of associates	1,179	1,598	—	—
Profit/(loss) before tax	(13,420,120)	637,630	(13,135,565)	(333,607)
Social responsibility tax and non off-settable taxes	—	(79,101)	—	(74,900)
Tax benefit / (expense)	1,095,236	(118,105)	990,817	47,655
Profit / (loss) for the period, net of tax (A)	(12,324,884)	440,424	(12,144,748)	(360,852)
Attributable to:
Non-controlling interests	19,148	34,902	—	—
NBG equity shareholders	(12,344,032)	405,522	(12,144,748)	(360,852)

Other comprehensive income/(expense), net of tax (B)	792,236	(906,808)	1,310,310	(761,498)
Total comprehensive income/(expense), net of tax (A+B)	(11,532,648)	(466,384)	(10,834,438)	(1,122,350)

Attributable to:
Non-controlling interests	20,145	41,380	—	—
NBG equity shareholders	(11,552,793)	(507,764)	(10,834,438)	(1,122,350)

Earnings/(losses) per share (Euro) - Basic and Diluted:	€(12.9264)	€0.4611	€(12.7032)	€(0.5669)

Statement of Cash Flows

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2011	31.12.2010	31.12.2011	31.12.2010
Net cash flows from / (used in):
Operating activities	(2,254,258)	3,544,327	(1,474,866)	4,602,565
Investing activities	1,713,620	(3,168,695)	871,269	(2,229,082)
Financing activities	(1,378,183)	2,993,802	(1,155,876)	2,268,344
Net increase / (decrease) in cash and cash equivalents in the period	(1,918,821)	3,369,434	(1,759,473)	4,641,827
Effect of foreign exchange rate changes on cash and cash equivalents	(125,877)	26,834	545	45,970
Total cash inflows / (outflows) for the period	(2,044,698)	3,396,268	(1,758,928)	4,687,797
Cash and cash equivalents at beginning of period	6,315,444	2,919,176	8,749,334	4,061,537
Cash and cash equivalents at end of period	4,270,746	6,315,444	6,990,406	8,749,334

Notes

1) The auditors’ report is with “Unqualified opinion — emphasis of matter”. The emphasis of matter which refers to the going concern of the Group and the Bank due to impairment losses that arose from the participation of the Bank and the Group to the voluntary bond exchange programme of Greek State. Such losses have adversely impacted the financial position, the results, cash flows and regulatory ratios of the Bank and the Group. At December 31, 2011, the Group’s capital adequacy ratio was below the minimum threshold of 8% (negative 2.6%).

The amount required for the restoration of the capital adequacy ratio to 8% is estimated by the Bank of Greece at €6,9 billion.

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities. The Directors have considered certain main factors in concluding that the Group and the Bank can continue to operate for the foreseeable future and that the adoption of the going concern basis in preparing the financial statements for the Group and the bank is appropriate.  In this context, on 20 April 2012, HFSF in its letter to the Bank stated that, the Bank of Greece on 19 April 2012 replied to HFSF the following: i) the Bank is evaluated as viable and the Bank submitted a business plan which includes the time schedule for the implementation of the capital actions described therein, and this plan is evaluated as viable and reliable, ii) the amount required for the restoration of the capital adequacy ratio to the minimum 8%, determined to €6,9 billion and iii) the HFSF should officially reply to the Bank its intention to participate in the share capital increase or in the issuance of a convertible bond by the Bank under the provisions of L.3864/2010 up to the amount that has been determined by the Bank of Greece and is adequate to restore the Group’s capital adequacy ratio i.e. €6,9 billion.  In the same letter to the Bank, HFSF stated that will participate in the share capital increase or in the issuance of a convertible bond by the Bank up to the amount of €6,9 billion. Furthermore the HFSF will cover any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 September 2012.

For additional information on the above see note 2 of the annual financial statements as of 31 December 2011.

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2010 financial statements. Details are included in Note 2 of the annual financial statements as of 31 December 2011.

3)  On 31 December 2011 the Group and the Bank, under the voluntary debt exchange programme for the Private Sector (PSI) recognized an impairment charge of the Greek Government Bonds and loans, €11.783,3 million and €10.555,1 million respectively. Apart from the above impairment charge, the Bank recognized additional impairment charge of €752,7 million relating to loans and assets which are guaranteed by the Greek State . For additional details see Notes 14 and 21 of the annual financial statements as of 31 December 2011.

4) The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 will be audited by the tax authorities whereas the financial year 2011 is audited by the certified auditors of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Notes 47 and 24 respectively of the annual financial statements as of 31 December 2011.

5) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As of 31 December 2011, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €85,4 million and €76,4 million respectively, b) for unaudited tax years €10,9 million and €8,9 million respectively and c) for other risks €43,9 million and €2,3 million respectively.

6) The number of Group and Bank employees as of 31 December 2011 was 34.698 and 12.189 respectively (31 December 2010: 36.866 and 12.775 respectively).

7) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31 December 2011, amounted to €3,8 million, €14,5 million, €1,6 million, €8,3 million and €14,9 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31 December 2011 were €8.219,2 million, €3.805,9 million, €211,5 million, €264,3 million and €3.278,7 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31 December 2011, to €26,2 million, €10,9 million, €0,2 million and €15,2 million respectively and for the Bank alone the corresponding amounts amounted to €25,6 million, €5,1 million, €0,2 million and €8,1 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31 December 2011, amounted to €413,7 million and €413,6 million respectively. The total payables of the Group and the Bank to the employee benefits related funds as of 31 December 2011, amounted to €116,0 million and €40,9 million respectively.

8) Acquisitions, disposals & other capital transactions:

(a) On 29 June 2011, the Bank acquired 49,9% of CPT Investments Ltd from Credit Suisse AG. The total consideration amounted to €587,8 million of which amount of €42,9 million was paid in cash. The remaining amount related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd.

(b) On 20 July 2011, the Board of Directors of Ethnodata S.A. and its wholly owned subsidiary Ethnoplan S.A., approved the merger of the two companies with the absorption of the second by Ethnodata S.A. The merger was completed on 25 November 2011.

(c) Since September 2011, the Bank established and consolidates Spiti Plc, Autokinito Plc and Agorazo Plc, Special Purpose Entities established in UK, in which the Bank has a beneficial interest.

(d) On 12 December 2011, the share capital of the Finansbank was increased by TL 120 million, following its Board of Directors decision of 4 August 2011.The cash contribution by the Group amounted to TL 110,3 million and was covered by the reinvestment of the dividend received.

(e) In December 2011 the liquidation of ETEBA Bulgaria AD was completed.

(f) During 2011 Finansbank disposed of 20,88% of its participation of the Group in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 5,0 million.  After this disposal the Group owns 54,56% of the entity.

Details are included in Note 46 of the financial statements as of 31 December 2011.

9) Included in Notes 24 & 47 of the annual financial statements as of 31 December 2011, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  As of 31 December 2011 the following changes occurred in the Groups’ structure:

a) Fully consolidated: The special purposes entities Spiti Plc, Autokinito Plc and Agorazo Plc are consolidated for the first time in the financial statements of 30 September 2011, while ETEBA Bulgaria A.D., Sofia is no longer included due to its liquidation. Additionally Ethnoplan is no longer included in the financial statements due to merger with Ethnodata.

b) Equity method: Europa Insurance Co S.A. is no longer included since it has been disposed of.

c) There are no entities exempted from the annual financial statements as of 31 December 2011.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

10) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 31 December 2011, is comprised of €1.538,4 million relating to the movement of available for sale investments reserve, €(742,8) million relating to currency translation differences, €(9,4) million relating to tax from net investment hedge and €6,1 million relating to net cash flow hedge. The corresponding amounts for the Bank (excluding net investment hedge and net cash flow hedge amounts which are NIL) are €1.309,6 million and €0,7 million.

11) As of 31 December 2011, the Group held 62.972 rights on treasury shares with acquisition cost of €0,1 million, while the Bank did not hold any treasury shares.

12) Other events:

(a) On 31 January 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million. Details related to the events after the reporting period are included in Note 49 of the annual financial statements as of 31 December 2011.

(b) On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State.

(c) During 2011, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,0 million of series A, B and D, GBP 11,1 million of series E and USD 1,9 million of series C.

(d) On 23 June 2011, the annual Ordinary General Meeting of the Bank’s shareholders approved the non-distribution of dividends to any class of shares.

13) In 2011, the Group and the Bank reclassified bonds from “Available-for-sale investment securities” to “Held-to-maturity investment securities”.

Details related to reclassifications are included in Note 51 of the annual financial statements as of 31 December 2011.

Athens,  20 April 2012

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS

THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

Appendix:          Unaudited pro-forma financial information for 30 June 2011 and 30 September 2011

This appendix provides additional information regarding the impact that the PSI would have had on the interim financial statements for the periods ended 30 June and 30 September 2011, under the following scenarios:

I.    Unaudited pro-forma financial information for 30 June 2011

At 30 June 2011 the Group and the Bank recognized in the income statement impairment losses before tax of €1.645.231 and €1.427.114, respectively, with respect to all Greek government bonds that were eligible for the PSI contemplated in July 2011. Had the Group and the Bank recognized at 30 June 2011 impairment losses, based on the same methodology adopted at that time, for all Greek government bonds that were eligible for the PSI finally completed in March and April 2012, then the impairment losses before tax that would have been recognized in the income statement would have amounted to €2.484.973 and €1.937.618, respectively (the “June 2011 pro-forma PSI impairment losses”).

The following table presents the unaudited June 2011 pro-forma PSI impairment losses:

	Group					Bank
30 June 2011	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment

Securities included in loans and advances to customers	820.400	841.340	98.720	—	742.620	820.400	841.340	98.720	—	742.620
Available-for-sale investment securities	1.418.201	839.134	406.722	406.722	839.134	1.418.201	839.134	406.722	406.722	839.134
Held-to-maturity and loans-and-receivables investment securities	11.618.110	10.676.058	1.979.531	1.265.408	9.961.935	7.684.206	6.843.324	1.432.176	871.839	6.282.987
Total	13.856.711	12.356.532	2.484.973	1.672.130	11.543.689	9.922.807	8.523.798	1.937.618	1.278.561	7.864.741

The following tables present the impact of the June 2011 pro-forma PSI impairment losses on certain key lines of the income statement and the statement of financial position:

Income Statement unaudited

	Group			Bank
	30.06.2011			30.06.2011
€ 000’s	Pro-forma	As previously reported	Adjustment	Pro-forma	As previously reported	Adjustment
Impairment of Greek Government Bonds, before tax	(2.484.973)	(1.645.231)	(839.742)	(1.937.618)	(1.427.114)	(510.504)
Loss before tax	(2.426.810)	(1.587.068)	(839.742)	(2.208.750)	(1.698.246)	(510.504)
Tax benefit	464.981	297.033	167.948	454.516	352.415	102.101
Loss for the period	(1.961.829)	(1.290.035)	(671.794)	(1.754.234)	(1.345.831)	(408.403)

Statement of financial position unaudited

	Group			Bank
	30.06.2011			30.06.2011
€ 000’s	Pro-forma	As previously reported	Adjustment	Pro-forma	As previously reported	Adjustment
Investment securities	19.045.339	19.151.697	(106.358)	11.795.117	11.855.200	(60.083)
Total assets	119.098.175	119.204.533	(106.358)	95.890.577	95.950.660	(60.083)
Equity attributable to NBG shareholders	8.453.803	8.538.889	(85.086)	7.950.323	7.998.389	(48.066)
Total equity	8.924.310	9.009.396	(85.086)	7.950.323	7.998.389	(48.066)

II.   Unaudited pro-forma financial information for 30 September 2011

At 30 September 2011 no additional impairment with respect to Greek government bonds was recognised by the Group and the Bank compared to 30 June 2011. Had the Group and the Bank recognized at 30 September 2011 additional impairment losses, based on the same methodology and estimates adopted at 31 December 2011, for all Greek government bonds that were eligible for the PSI finally completed in March and April 2012, then the impairment losses before tax that would have been recognized in the income statement would have amounted to €10.859.607 and €7.629.711, respectively (the “September 2011 pro-forma PSI impairment losses”).

The following table presents the unaudited September 2011 pro-forma PSI impairment losses:

	Group					Bank
30 September 2011	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment	Nominal amount	Carrying amount before impairment	Impairment losses (before tax)	Of which amounts recycled from OCI	Carrying amount after impairment

Securities included in loans and advances to customers	791.829	874.573	670.202	—	204.371	791.829	874.573	670.202	—	204.371
Held-to-maturity and loans-and-receivables investment securities	12.955.035	11.939.197	10.189.405	2.003.006	3.752.798	9.021.131	8.059.464	6.959.509	1.637.502	2.737.458
Total	13.746.864	12.813.770	10.859.607	2.003.006	3.957.169	9.812.960	8.934.037	7.629.711	1.637.502	2.941.829

The following tables present the impact of the September 2011 pro-forma PSI impairment losses on certain key lines of the income statement and the statement of financial position:

Income Statement unaudited

	Group			Bank
	30.09.2011			30.09.2011
€ 000’s	Pro-forma	As previously reported	Adjustment	Pro-forma	As previously reported	Adjustment
Impairment of Greek Government Bonds, before tax	(10.859.607)	(1.645.231)	(9.214.376)	(7.609.035)	(1.427.114)	(6.181.921)
Profit / (loss) before tax	(10.947.356)	(1.732.980)	(9.214.376)	(8.219.404)	(2.037.483)	(6.181.921)
Tax benefit / (expense)	2.251.280	408.405	1.842.875	1.730.673	494.289	1.236.384
Profit / (loss) for the period	(8.696.076)	(1.324.575)	(7.371.501)	(6.488.731)	(1.543.194)	(4.945.537)

Statement of financial position unaudited

	Group			Bank
	30.09.2011			30.09.2011
€ 000’s	Pro-forma	As previously reported	Adjustment	Pro-forma	As previously reported	Adjustment
Investment securities	10.272.494	17.851.128	(7.578.634)	5.723.906	11.215.860	(5.491.954)
Total assets	107.920.748	115.499.382	(7.578.634)	87.686.350	93.178.304	(5.491.954)
Equity attributable to NBG shareholders	1.887.998	7.950.905	(6.062.907)	3.317.739	7.711.302	(4.393.563)
Total equity	2.356.993	8.419.900	(6.062.907)	3.317.739	7.711.302	(4.393.563)

Information required by Law 3401/2005, article 10

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2011 are available on the web site of the Bank

Group > Press, Publications > Press Releases > Bank > 2011

Subject	Date
Financial Calendar 2011	31/1/2011
Proposal for a friendly Merger by National Bank of Greece to Alpha Bank	18/2/2011
Investor Presentation - Proposed Merger with Alpha Bank	21/2/2011
Finansbank 2010 results in accordance with IFRS	3/3/2011
Announcement Date & Time for 2010 Annual Results	15/3/2011
NBG Group 2010 results	23/3/2011
NBG receives CR Index award for its corporate responsibility performance	12/4/2011
Election of a new member in the Board of Directors of National Bank of Greece	18/4/2011
Announcement Date & Time for Q1 2011 Results	18/5/2011
NBG Group Q1 2011 results	26/5/2011
Draft Resolutions / Board Remarks on the Items on the Agenda of the AGM	1/6/2011
Invitation to the Bank’s Annual General Meeting of Shareholders to be held on Thursday, 23 June 2011, at 12:00 hours	1/6/2011
2010 Annual Report on Form 20-F	23/6/2011
Resolutions of the Annual General Meeting of Shareholders of NBG	23/6/2011
EBA EU-wide stress test exercise 2011	15/7/2011
Announcement Date &Time for H1 2011 Results	2/8/2011
Recognition of NBG’s Investor Relations as Best by a Greek Company subject to a European research	2/8/2011
NBG Group H1 2011 results	30/8/2011
Reorganization of NBG Group presence in SE Europe	12/9/2011
Announcement Response to an inquiry by the Hellenic Capital Markets Commission	31/10/2011
Announcement Date & Time for 9 - month 2011 Results	16/11/2011
NBG Group 9 M 2011 results	29/11/2011
Invitation to the Extraordinary General Meeting of Shareholders	14/12/2011
Draft Resolutions/Board Remarks on the Items on the Agenda of the EGM 22.12.2011	15/12/2011
Announcement Resolutions of the Extraordinary General Meeting of Shareholders of 22 December 2011	23/12/2011
Voting Results of the Bank’s Extraordinary General Meeting of Shareholders held on 22 December 2011	30/12/2011

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Summary Financial Data

•                  Appendix: Unaudited pro-forma financial information for 30 June 2011 and 30 September 2011

•                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: April 23rd, 2012
Chief Executive Officer